 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 2, 1998
                                                     REGISTRATION NO. 333-41219
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                ---------------

                             AMENDMENT NO. 3
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------

                           ARTISAN COMPONENTS, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            DELAWARE                              3674                            77-0278185
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)       CLASSIFICATION CODE NUMBER)           IDENTIFICATION NUMBER)

                              1195 BORDEAUX DRIVE
                          SUNNYVALE, CALIFORNIA 94089
                                (408) 734-5600
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ---------------

                               MARK R. TEMPLETON
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           ARTISAN COMPONENTS, INC.
                              1195 BORDEAUX DRIVE
                          SUNNYVALE, CALIFORNIA 94089
                                (408) 734-5600
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                  COPIES TO:
         ROBERT P. LATTA, ESQ.               LAIRD H. SIMONS, III, ESQ.
       ROSEMARY G. REILLY, ESQ.               RICHARD L. DICKSON, ESQ.
          JULIA REIGEL, ESQ.                     DAVID A. BELL, ESQ.
   WILSON SONSINI GOODRICH & ROSATI              FENWICK & WEST LLP
       PROFESSIONAL CORPORATION                 TWO PALO ALTO SQUARE
          650 PAGE MILL ROAD                 PALO ALTO, CALIFORNIA 94306
      PALO ALTO, CALIFORNIA 94304                  (650) 494-0600
            (650) 493-9300

                                ---------------
       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.
                                ---------------

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                ---------------

                        CALCULATION OF REGISTRATION FEE

================================================================================================
                                                       PROPOSED MAXIMUM
               TITLE OF EACH CLASS OF                 AGGREGATE OFFERING           AMOUNT OF
            SECURITIES TO BE REGISTERED                    PRICE(1)             REGISTRATION FEE
------------------------------------------------------------------------------------------------
  Common Stock, $0.001 par value per share........       $30,015,000               $9,096 (2)
================================================================================================

(1) Estimated solely for the purpose of computing the amount of the registration fee. The estimate is made pursuant to Rule 457(o) of the Securities Act of 1933, as amended.

(2) Previously paid.
                                ---------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH
SECTION 8(a), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO THE REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS +
+OF ANY SUCH STATE.                                                            +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

SUBJECT TO COMPLETION, DATED FEBRUARY 2, 1998

[LOGO of ARTISAN COMPONENTS, INC.]
--------------------------------------------------------------------------------

 2,900,000 SHARES

 COMMON STOCK

--------------------------------------------------------------------------------

 All of the 2,900,000 shares of Common Stock, par value $0.001 per share ("Common Stock"), are being sold by Artisan Components, Inc. ("Artisan" or the "Company"). Prior to this offering (the "Offering"), there has been no public market for the Common Stock. It is currently estimated that the initial public offering price will be between $7.00 and $9.00 per share. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price. The Company has applied to have the Common Stock approved for listing on the Nasdaq National Market under the symbol "ARTI."

 FOR INFORMATION CONCERNING CERTAIN RISK FACTORS WHICH SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS, SEE "RISK FACTORS" COMMENCING ON PAGE 5.

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                          PROCEEDS
                                       PRICE TO       UNDERWRITING        TO
                                       PUBLIC         DISCOUNT(1)         COMPANY(2)
  Per Share                            $              $                   $
  Total(3)                             $              $                   $

 (1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
 (2) Before deducting expenses estimated at $850,000, payable by the Company.
 (3) The Company and certain stockholders of the Company (the "Selling Stockholders") have granted the Underwriters a 30-day option to purchase up to 435,000 additional shares of Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price
     to Public, Underwriting Discount and Proceeds to Company will be $     ,
     $     and $     , respectively, and the proceeds to the Selling
     Stockholders will be $       . See "Underwriting."

 The shares of Common Stock are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to approval of certain legal matters by counsel and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. Delivery of the shares of Common Stock offered hereby to the Underwriters is expected to be made in New York,
 New York on or about        , 1998.

 DEUTSCHE MORGAN GRENFELL
                 HAMBRECHT & QUIST
                                                     WESSELS, ARNOLD & HENDERSON

 The date of this Prospectus is           , 1998.

[LOGO OF ARTISAN COMPONENTS]

  A leading provider of intellectual property components for the world's semiconductor suppliers.


 [SCHEMATIC DEPICTING CONCEPTUAL FRAMEWORK FOR COMPLEX SYSTEM-ON-A-CHIP ICS IN
                 COMPARISON TO A PRINTED CIRCUIT BOARD SYSTEM]

  Artisan enables the design of complex System-on-a-Chip ICs that combine all of the functionality of PCB systems onto a single IC. These ICs are optimal for use in complex, high-volume applications such as:
     -- Portable Computing Devices
     -- Mobile Phones
     -- Consumer Multimedia Products
     -- Automotive Electronics
     -- Personal Computers & Workstations

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING BY ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS OR IMPOSING PENALTY BIDS. FOR A DISCUSSION OF THESE ACTIVITIES, SEE "UNDERWRITING."

  Except as otherwise noted herein, information in this Prospectus assumes (i) no exercise of the Underwriters' over-allotment option, (ii) an increase in the authorized shares of Common Stock to 50,000,000 shares, (iii) the one-for-two reverse stock split effected in November 1997, (iv) the reincorporation of the Company from California to Delaware which occurred in January 1998, (v) the conversion of all outstanding shares of Preferred Stock of the Company into shares of Common Stock of the Company upon the closing of this Offering,
(vi) the exercise of a warrant to purchase 50,000 shares of Common Stock and
(vii) the filing, upon the closing of this Offering, of a Restated Certificate of Incorporation authorizing 5,000,000 shares of undesignated Preferred Stock.

                               PROSPECTUS SUMMARY

  The following summary should be read in conjunction with and is qualified in its entirety by the more detailed information and Financial Statements and Notes thereto appearing elsewhere in this Prospectus.

                                  THE COMPANY

  Artisan is a leading developer of high performance, low power and high density embedded memory and other intellectual property ("IP") components for the design and manufacture of complex integrated circuits ("ICs"). The Company offers highly differentiated memory, standard cell and input/output ("I/O") components that meet the acute needs of complex single chip system ("System-on-a-Chip") ICs for performance, power and density. The Company's products are optimized for each customer's manufacturing process and are delivered ready for use with industry standard and proprietary IC design tools. Artisan's objective is to be the leading supplier of high performance IP components to the semiconductor market by (i) focusing on key IP components for high volume System-on-a-Chip ICs, (ii) targeting leading semiconductor manufacturers, (iii) generating revenue through an innovative business model, (iv) proliferating its IP components throughout customer ICs, (v) leveraging its product development process and (vi) maintaining its technological leadership. The Company licenses its products to semiconductor manufacturers and fabless semiconductor companies for the design of ICs used in complex, high volume applications such as portable computing devices, cellular phones, consumer multimedia products, automotive electronics, personal computers and workstations. Artisan has licensed its products to many leading semiconductor manufacturers including Chartered Semiconductor, Fujitsu Microelectronics, GEC Plessey, NEC Electronics, OKI Electric, SGS-THOMSON, TSMC, Toshiba and VLSI Technology.

                                  THE OFFERING

 Common Stock offered by the Company...............  2,900,000 shares
 Common Stock outstanding after the Offering.......  12,074,075 shares(1)
 Use of proceeds...................................  General corporate purposes, including working capital and capital expenditures. See "Use of
                                                     Proceeds."
 Proposed Nasdaq National Market symbol............  ARTI

                             SUMMARY FINANCIAL DATA
                     (In thousands, except per share data)

                                             YEAR ENDED SEPTEMBER  QUARTER ENDED
                                                     30,           DECEMBER 31,
                                             --------------------- -------------
                                              1995    1996   1997   1996   1997
STATEMENT OF OPERATIONS DATA:                ------  ------ ------ ------ ------
                                                                    (UNAUDITED)
Revenue..................................... $2,718  $4,147 $8,912 $1,385 $3,329
Total cost and expenses.....................  2,715   3,574  8,169  1,319  3,107
Operating income............................      3     573    743     66    222
Net income (loss)...........................    (33)    532    684     71    207
Diluted earnings per share (historical).....                $ 0.07 $ 0.01 $ 0.02
Pro forma net income (unaudited)(2)......... $   21  $  409
Diluted earnings per share (unaudited)(2)... $ 0.00  $ 0.05

                                                          DECEMBER 31, 1997
                                                      --------------------------
                                                        ACTUAL    AS ADJUSTED(3)
BALANCE SHEET DATA:                                   ----------- --------------
                                                      (UNAUDITED)
Cash, cash equivalents and marketable securities.....   $ 3,536      $24,262
Working capital......................................     4,009       24,735
Total assets.........................................    13,477       34,203
Long term liabilities, net of current portion(4).....       241          241
Total stockholders' equity...........................     9,574       30,300

-------
(1) Based on the number of shares outstanding as of December 31, 1997. Excludes
    (i) 1,401,411 shares of Common Stock issuable upon the exercise of outstanding options under the Company's 1993 Stock Option Plan (the "1993 Plan") with a weighted average exercise price of $2.06 per share and 2,072,259 shares of Common Stock reserved for future issuance thereunder,
    (ii) 600,000 shares of Common Stock reserved for issuance under the Company's 1997 Employee Stock Purchase Plan (the "Purchase Plan") and (iii) 200,000 shares of Common Stock reserved for issuance under the Company's 1997 Director Option Plan (the "Director Plan"). See "Management--Stock Plans," "Description of Capital Stock" and Notes 9 and 14 of Notes to Financial Statements. On January 12, 1998, the Company granted options to purchase 491,700 shares and 240,000 shares of Common Stock at exercise prices of $7.00 and $7.70 per share, respectively, and, therefore, as of January 12, 1998, 2,103,549 shares of Common Stock were issuable upon the exercise of outstanding options under the 1993 Plan with a weighted average exercise price of $3.89 per share, and 1,340,559 shares of Common Stock were reserved for future issuance thereunder.
(2) Prior to March 1996, the Company was a subchapter S corporation and, therefore, was not subject to entity level taxation. Pro forma net income includes pro forma tax expense as if the Company was taxed as a C corporation in fiscal 1995 and 1996.
(3) As adjusted to reflect the sale by the Company of the 2,900,000 shares of Common Stock offered hereby, at an assumed initial public offering price of $8.00 per share and after deducting the estimated underwriting discount and offering expenses, and receipt of the net proceeds therefrom. See "Use of Proceeds" and "Capitalization."
(4) Long term liabilities consist of deferred rent and deferred revenue. See
    Note 8 of Notes to Financial Statements.

                                  THE COMPANY

  Artisan is a leading developer of high performance, low power and high density embedded memory and other IP components for the design and manufacture of complex ICs. The Company offers highly differentiated memory, standard cell and I/O components that meet the acute needs of complex System-on-a-Chip ICs for performance, power and density. The Company's products are optimized for each customer's manufacturing process and are delivered ready for use with industry standard and proprietary IC design tools. Artisan's objective is to be the leading supplier of high performance IP components to the semiconductor market by (i) focusing on key IP components for high volume System-on-a-Chip ICs, (ii) targeting leading semiconductor manufacturers, (iii) generating revenue through an innovative business model, (iv) proliferating its IP components throughout customer ICs, (v) leveraging its product development process and (vi) maintaining its technological leadership. The Company licenses its products to semiconductor manufacturers and fabless semiconductor companies for the design of ICs used in complex, high volume applications, such as portable computing devices, cellular phones, consumer multimedia products, automotive electronics, personal computers and workstations.

  The development of the merchant IP component market has resulted from the continuing trend toward horizontal specialization in the semiconductor industry, a trend that has been driven by a growth in manufacturing capacity and an increasing focus on core competencies. Semiconductor manufacturers are continuing to focus on semiconductor design and manufacturing processes and are beginning to outsource the design of particular IP components critical to the successful development of complex System-on-a-Chip ICs. This trend favors the emergence of a substantial merchant IP component market that is estimated by industry sources to grow from approximately $760 million in 1997 to approximately $2.6 billion in the year 2001. In addition, advances in semiconductor manufacturing processes have made it possible to place approximately 40 million transistors on a single IC, a number that is widely expected to increase to nearly 100 million transistors by the end of the decade. Each of these transistors must be individually designed and tested and, consequently, the gap is increasing between what can be manufactured and what can be designed within the time to market requirements of the semiconductor manufacturer.

  Artisan provides high performance and low power embedded memory, standard cell and I/O components customized to each customer's manufacturing process. Together, these components constitute approximately 80% of the silicon area on a typical System-on-a-Chip IC. Improvements in the performance of these components, particularly memory, can have a significant impact on the overall performance of the IC. The Company's IP components are designed to offer semiconductor manufacturers high performance, cost effective solutions that reduce the time required to bring new ICs to market. The Company believes that it provides the fastest memory products and the most dense standard cell products currently available in the merchant IP component market.

  The Company primarily licenses its products on a nonexclusive, worldwide basis to major semiconductor manufacturers and grants these manufacturers the right to distribute its IP components freely to their internal design teams and to fabless semiconductor companies that manufacture at the same facility. The Company believes that this licensing approach encourages proliferation of the Company's products and provides a highly efficient distribution channel for its IP components. The Company's revenue increased from $2.7 million in fiscal 1995 to $4.1 million in fiscal 1996 and to $8.9 million in fiscal 1997, representing a compound annual growth rate of 81.4% over this two year period. Artisan has licensed its products to many leading semiconductor manufacturers including Chartered Semiconductor Manufacturing, Inc. ("Chartered"), Fujitsu Microelectronics, Inc. ("Fujitsu"), GEC Plessey Semiconductor Ltd. ("GEC Plessey"), NEC Electronics, Inc. ("NEC"), OKI Electric Industry Co., Ltd. ("OKI"), SGS-THOMSON MICROELECTRONICS S.r.l. ("SGS-THOMSON"), Taiwan Semiconductor Manufacturing Corporation ("TSMC"), Toshiba International Corporation ("Toshiba") and VLSI Technology, Inc. ("VLSI Technology").

  The Company was incorporated in California in April 1991 as VLSI Libraries Incorporated and changed its name to Artisan Components, Inc. in March 1997. The Company reincorporated in Delaware in January 1998. The Company's principal executive offices are located at 1195 Bordeaux Drive, Sunnyvale, California 94089, and its telephone number is (408) 734-5600.

                                 RISK FACTORS

  An investment in the shares of Common Stock offered hereby involves a high degree of risk. In addition to the other information in this Prospectus, the following risk factors should be considered carefully in evaluating an investment in the Common Stock offered by this Prospectus. When used in this Prospectus, the words "expects," "anticipates," "estimates" and similar expressions are intended to identify forward looking statements. Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, those risks discussed below and elsewhere in this Prospectus. Actual results could differ materially from those projected in the forward looking statements as a result of the risk factors discussed below and elsewhere in this Prospectus.

  FLUCTUATIONS IN OPERATING RESULTS. The Company's operating results have fluctuated in the past as a result of a number of factors including the relatively large size and small number of customer orders during a given period; the timing of customer orders; delays in the design process due to changes by a customer to its order after it is placed; the Company's ability to achieve progress on percentage of completion contracts; the length of the Company's sales cycle; the Company's ability to develop, introduce and market new products and product enhancements; the timing of new product announcements and introductions by the Company and its competitors; market acceptance of the Company's products; the demand for semiconductors and end user products that incorporate semiconductors; and general economic conditions. The Company's future operating results may fluctuate from quarter to quarter and on an annual basis as a result of these and other factors, in particular the relatively large size and small number of customer orders during a given period and the rate of royalties recognized in a given period. Accordingly, it is likely that in some future quarter the Company's operating results will be below the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock would likely decline, perhaps substantially.

  Revenue in any quarter is dependent on a number of factors, and is not predictable with any degree of certainty. Since the Company's expense levels are based in part on management's expectations regarding future revenue, if revenue is below expectations in any quarter, the adverse effect may be magnified by the Company's inability to adjust spending in a timely manner to compensate for any revenue shortfall. The Company also intends to increase its sales and marketing expenses in an attempt to broaden its market coverage. The Company's costs and expenses will be based in part on the Company's expectations of future revenue from product licenses. Accordingly, if the Company does not realize its expected revenue, its business, operating results and financial condition could be materially adversely affected.

  The Company's sales cycle can be lengthy and is subject to a number of risks over which the Company has little or no control. As a result of the significant dollar amounts represented by a single customer order, the timing of the receipt of an order can have a significant impact on the Company's revenue for a particular period. In addition, because the Company's revenue is concentrated among a small number of customers, a decline or a delay in the recognition of revenue from one customer in a period may cause the Company's business, operating results and financial condition in such period to be materially adversely affected and may lead to significant fluctuations from quarter to quarter. Any significant or ongoing failure to obtain new orders from customers would have a material adverse effect on the Company's business, operating results and financial condition.

  To date, a substantial majority of the Company's revenue has been recognized on a percentage of completion method. Provisions for estimated losses on the uncompleted contracts are recognized in the period in which the likelihood of such losses is determined. As the completion period ranges from three to six months, the revenue in any quarter is dependent on the Company's progress toward completion of the project. There can be no assurance that the Company's estimates will be accurate, and, in the event they are not, the Company's business, operating results and financial condition in subsequent periods could be materially adversely affected. From time to time, the Company experiences delays in the progress of certain projects, and there can be no assurance that such delays will not occur in the future. Any delay or failure to achieve such progress could result in damage to customer relationships and the Company's reputation, under-utilization of engineering resources or a delay in the market acceptance of the Company's products, any of which could have a material adverse effect on the Company's business, operating results and financial condition. In addition, the Company's contracts with customers generally may be canceled without cause, and, if a customer cancels or delays performance under any such contracts, the Company's business, operating results and financial condition could be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  DEPENDENCE ON EMERGENCE OF MERCHANT IP COMPONENT MARKET AND BROAD MARKET ACCEPTANCE OF THE COMPANY'S PRODUCTS. The market for merchant IP components has only recently begun to emerge. The Company's ability to achieve sustained revenue growth and profitability in the future will depend on the continued development of this market and, to a large extent, on the demand for System-on-a-Chip ICs. There can be no assurance that the merchant IP component and System-on-a-Chip markets will continue to develop or grow at a rate sufficient to support the Company's business. If either of these markets fails to grow or develops slower than expected, the Company's business, operating results and financial condition would be materially adversely affected. To date, the Company's IP products have been licensed only by a limited number of customers. The vast majority of the Company's existing and potential customers currently rely on components developed internally and/or by other vendors. The Company's future growth, if any, is dependent on the adoption of, and increased reliance on, merchant IP components by both existing and potential customers. Moreover, if the Company's products do not achieve broad market acceptance, the Company's business, operating results and financial condition would be materially adversely affected.

  COMPETITION. The Company's strategy of targeting semiconductor manufacturers that participate in, or may enter, the System-on-a-Chip market requires the Company to compete in intensely competitive markets. Within the merchant segment of the IP component market, the Company competes primarily against Aspec Technology, Inc. ("Aspec"), Avant! Corporation ("Avant!"), Cascade Design Automation Inc., a subsidiary of OKI ("Cascade Design"), Mentor Graphics Corporation ("Mentor Graphics"), and the Silicon Architects group of Synopsys, Inc. ("Synopsys"). In addition, the Company may face competition from consulting firms and companies that typically have operated in the generic library segment of the IP market and that now seek to offer customized IP components as enhancements to their generic solutions. The Company also faces significant competition from the internal design groups of the semiconductor manufacturers that are expanding their manufacturing capabilities and portfolio of IP components to participate in the System-on-a-Chip market. These internal design groups compete with the Company for access to the parent's IP component requisitions and may eventually compete with the Company to supply IP components to third parties on a merchant basis. There can be no assurance that internal design groups will not expand their product offerings to compete directly with those of the Company or will not actively seek to participate as merchant vendors in the IP component market by selling to third party semiconductor manufacturers or, if they do, that the Company will be able to compete against them successfully. In addition to competition from companies in the merchant IP component market, the Company faces competition from vendors that supply electronic design automation ("EDA") software tools, including certain of those mentioned above, and there can be no assurance that the Company will be able to compete successfully against them.

  The Company expects competition to increase in the future from existing competitors and from new market entrants with products that may be less expensive than the Company's IP components or that may provide better performance or additional features not currently provided by the Company. Many of the Company's current and potential competitors have substantially greater financial, technical, manufacturing, marketing, distribution and other resources, greater name recognition and market presence, longer operating histories, lower cost structures and larger customer bases than the Company. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements. In addition, certain of the Company's principal competitors offer a single vendor solution, since, in the case of EDA tools companies, they maintain their own EDA design tools and IP libraries or, in the case of internal design groups, they provide IP components developed to utilize the qualities of a given manufacturing process, and may therefore benefit from certain capacity, cost and technical advantages. The Company's ability to compete successfully in the emerging market for IP components will depend upon certain factors, many of which are beyond the Company's control including, but not limited to, success in designing new products; implementing new designs at smaller process geometries; access to adequate EDA tools (many of which are licensed from the Company's current or potential competitors); the price, quality and timing of new product introductions by the Company and its competitors; the emergence of new IP component interchangeability standards; the widespread licensing of IP components by semiconductor manufacturers or their design groups to third party manufacturers; the ability of the Company to protect its intellectual property; market acceptance of the Company's IP components; success of competitive products; market acceptance of products using System-on-a-Chip ICs; and industry and general economic conditions. There can be no assurance that the Company will be able to compete successfully in the emerging merchant IP component market. See "Business--Competition."

  DEPENDENCE ON SEMICONDUCTOR MANUFACTURERS; DEPENDENCE ON SEMICONDUCTOR AND ELECTRONICS INDUSTRIES. The Company's success is substantially dependent both on the adoption of the Company's technology by semiconductor manufacturers and on an increasing demand for products requiring complex System-on-a-Chip ICs, such as portable computing devices, cellular phones, consumer multimedia products, automotive electronics, personal computers and workstations. The Company is subject to many risks beyond its control that influence the success of its customers, including, among others, competition faced by each customer in its particular industry, market acceptance of the customer's products that incorporate the Company's technology, the engineering, sales and marketing capabilities of the customer, and the financial and other resources of the customer.

  The semiconductor and electronics products industries are characterized by rapid technological change, frequent introductions of new products, short product life cycles, fluctuations in manufacturing capacity and pricing and gross margin pressures. Each of these industries is highly cyclical and has periodically experienced significant downturns, often in connection with or in anticipation of declines in general economic conditions during which the number of new IC design projects often decreases. Revenue from licenses of the Company's products is influenced by the level of design efforts by its customers and factors negatively affecting these industries could have a material adverse effect on the Company's business, operating results and financial condition. The Company's business, operating results and financial condition may fluctuate in the future from period to period as a consequence of general economic conditions in the semiconductor and electronics industries.

  DEPENDENCE ON NEW BUSINESS MODEL. The Company has historically generated revenue from license fees. Beginning in late fiscal 1996, however, the Company began implementation of a royalty based business model that is intended to generate revenue from both license fees and future royalties. The Company is still in the process of implementing this royalty based business model. The Company believes the introduction, as opposed to the operation, of the royalty based business model has been a limited success in that the majority of the Company's licensees, including all new licensees with whom the Company has contracted since August 1996, have agreed to a royalty based model. However, certain licensees, which have previously contracted with the Company based on the older model, have resisted conversion to a royalty based model. As a result, the Company believes that until all of its customers have adopted the royalty based model, the introduction of such model can only be described as a limited success. There can be no assurance that the Company will be able to complete the implementation of the royalty based model successfully, or that, when fully implemented, this model will have the anticipated benefits. The failure of the Company to implement its new business model successfully could have a material adverse effect on the Company's business, operating results and financial condition. To date, the Company has received no royalty revenue, and it does not anticipate receiving any prior to fiscal 1999 due to the typical length of time required for the Company to design a component for a customer and for such customer to manufacture and bring to market a product incorporating such component. There can be no assurance that the Company will ever receive any royalty revenue or that, if it does, the amount will be significant. See "-- Dependence on Semiconductor Manufacturers; Dependence on Semiconductor and Electronics Industries" and "--Customer Concentration; Limited Customer Base."

  The Company believes that its long term success will be substantially dependent on future royalties. However, even if the Company successfully implements its new business model, the Company will face risks inherent in such a model. In particular, the Company's ability to forecast royalty revenue will be limited by factors that are beyond the Company's ability to control or assess in advance. Royalties, if any, will be recognized in the quarter in which the Company receives a royalty report from its customers and will be dependent upon fluctuating sales volumes. In addition, under the royalty based business model, the Company's revenue will be dependent upon the sales by its customers of products that incorporate the Company's technology. Even if the Company's technology is adopted, there can be no assurance that it will be used in a product that is ultimately brought to market, achieves commercial acceptance or results in significant royalties to the Company. The Company will also face risks relating to the accuracy and completeness of the royalty collection process. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  CUSTOMER CONCENTRATION; LIMITED CUSTOMER BASE. The Company has been dependent on a relatively small number of customers for a substantial portion of its annual revenue, although the customers comprising this group have changed from time to time. In fiscal 1995, SGS-THOMSON, NEC, the United States Department of Defense (the "DOD"), Samsung Corporation ("Samsung") and LSI Logic Corporation ("LSI Logic") accounted for 20%, 17%, 17%, 11% and 10% of revenue, respectively. In fiscal 1996, ATI Technologies, Inc. ("ATI"), SGS-THOMSON, OKI and the DOD accounted for 37%, 20%, 15% and 10% of revenue, respectively. In fiscal 1997, SGS-THOMSON, Fujitsu, OKI and NEC accounted for 27%, 24%, 16% and 13% of revenue, respectively. In the quarter ended December 31, 1997, OKI, Fujitsu, ATI, SGS-THOMSON and NEC accounted for 21%, 18%, 17%, 16% and 14% of revenue, respectively. The Company anticipates that its revenue will continue to depend on a limited number of major customers for the foreseeable future, although the companies considered to be major customers and the percentage of revenue represented by each major customer may vary from period to period depending on the addition of new contracts and the number of designs utilizing the Company's products. None of the Company's customers has a written agreement with the Company that obligates it to license future generations of products or new products, and there can be no assurance that any customer will license IP components from the Company in the future. In addition, there can be no assurance that any of the Company's customers will ship products incorporating the Company's technology or that, if such shipments occur, they will generate significant revenue. The loss of one or more of the Company's major customers, reduced orders by one or more of such customers or the failure of a customer to ship products containing the Company's IP components could materially adversely affect the Company's business, operating results and financial condition. See "Business--Customers."

  The Company faces numerous risks in successfully obtaining orders from customers on terms consistent with the Company's business model, including, among others, the lengthy and expensive process of building a relationship with a potential customer before reaching an agreement with such party to license the Company's products; persuading large semiconductor manufacturers to work with, to rely for critical technology on, and to disclose proprietary information to, a smaller company, such as the Company; and persuading potential customers to bear certain development costs associated with development of customized components. There are a relatively limited number of semiconductor manufacturers to which the Company can license its technology in a manner consistent with its business model and there can be no assurance that such manufacturers will rely on merchant IP components or adopt the Company's products. See "--Competition" and "Business--Customers."

  PRODUCT CONCENTRATION. The Company derives substantially all of its revenue from sales of its memory and standard cell products that, together, accounted for 83%, 79%, 94% and 98% of revenue in fiscal 1995, 1996 and 1997 and the quarter ended December 31, 1997, respectively. The Company expects that memory products, in combination with standard cell products, will continue to account for a significant portion of the Company's revenue, for the foreseeable future. There can be no assurance that the Company will continue to derive revenue from memory or standard cell products and a decline in revenue from such products would have a material adverse effect on the Company's business, operating results and financial condition. The Company's future financial performance will depend in significant part on the successful development, introduction and customer acceptance of new products. See "--New Product Development and Technological Change."

  LENGTHY SALES CYCLE AND DESIGN PROCESS. The license of the Company's products typically involves a significant commitment of capital by the customer and a purchase will often be timed to coincide with a customer's migration to a new manufacturing process. Potential customers generally commit significant resources to an evaluation of available IP solutions and require the Company to expend substantial time, effort and resources to educate them about the value of the Company's products. A variety of factors, including factors over which the Company has little or no control, may cause potential customers to favor an alternate solution or to delay or forego a license of the Company's products. As a result of these and other factors, the sales cycle for the Company's products is long, typically ranging from six to 12 months. The Company's ability to forecast the timing and scope of specific sales is limited, and delay of or failure to complete one or more large contracts could have a material adverse effect on the Company's business, operating results and financial condition and could cause the Company's operating results to fluctuate significantly from quarter to quarter.

  Once the Company receives and accepts an order from a customer, the Company must commit significant resources to customizing its products for the customer's manufacturing process. This customization is complex and time consuming and is subject to a number of risks over which the Company has little or no control, including the customer's adjustments and alterations of its manufacturing process or the timing of migration to a new process. Typically, this customization takes from three to six months to complete. Delays in product customization could have a material adverse effect on the Company's business, operating results and financial condition and could cause the Company's operating results to vary significantly from quarter to quarter.

  RISKS ASSOCIATED WITH INTERNATIONAL CUSTOMERS. A substantial portion of the Company's revenue is derived from customers outside the United States. In fiscal 1995, 1996 and 1997 and the quarter ended December 31, 1997, revenue derived from customers outside the United States, primarily in Asia and Europe, represented approximately 55%, 47%, 67% and 60%, respectively, of the Company's revenue. The Company anticipates that international revenue will remain a substantial portion of revenue in the future. To date, all of the revenue from international customers has been denominated in U.S. dollars. In the event that the Company's competitors denominate their sales in a currency that becomes relatively inexpensive in comparison to the U.S. dollar, the Company may experience fewer orders from international customers whose business is based primarily on the less expensive currency. To date, the Company has not experienced any negative impact as a result of the financial and stock market dislocations that occurred in the Asian financial markets during 1997; however, there can be no assurance that present or future dislocations will not have a material adverse effect on the Company's business, operating results and financial condition. The Company intends to continue to expand its sales and marketing activities in Asia and Europe. The Company's expansion of its international business involves a number of risks including the impact of possible recessionary environments in economies outside the United States; political and economic instability; exchange rate fluctuations; longer accounts receivable collection periods; greater difficulty in accounts receivable collection; unexpected changes in regulatory requirements; reduced or limited protection for intellectual property rights; export license requirements; tariffs and other trade barriers and potentially adverse tax consequences. There can be no assurance that the Company will be able to sustain or increase revenue derived from international customers or that the foregoing factors will not have a material adverse effect on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Sales, Marketing and Distribution."

  NEW PRODUCT DEVELOPMENT AND TECHNOLOGICAL CHANGE. The Company's customers compete in the semiconductor industry, which is subject to rapid technological change, frequent introductions of new products, short product life cycles, changes in customer demands and requirements and evolving industry standards. The development of new manufacturing processes, the introduction of products embodying new technologies and the emergence of new industry standards can render existing products obsolete and unmarketable. Accordingly, the Company's future success will depend on its ability to continue to enhance its existing products and to develop and introduce new products that satisfy increasingly sophisticated customer requirements and that keep pace with new product introductions, emerging manufacturing process technologies and other technological developments in the semiconductor industry. Any failure by the Company to anticipate or respond adequately to changes in manufacturing processes or customer requirements, or any significant delays in product development or introduction, would have a material adverse effect on the Company's business, operating results and financial condition. There can be no assurance that the Company will not experience difficulties that could delay or prevent the successful development, introduction and sale of new or enhanced products or that such new or enhanced products will achieve market acceptance. Any delay in release dates of new or enhanced products could materially adversely affect the Company's business, operating results and financial condition. The Company could also be exposed to litigation or claims from its customers in the event that it does not satisfy its delivery commitments. There can be no assurance that any such claim would not have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Product Development."

  DEPENDENCE ON KEY PERSONNEL. The Company's success depends in large part on the continued contributions of its key management, engineering, sales and marketing personnel, many of whom are highly skilled and would be difficult to replace. None of the Company's senior management or key technical personnel is bound by an employment contract. In addition, the Company does not currently maintain key man life insurance covering its key personnel. The Company believes that its success depends to a significant extent on the ability of its management to operate effectively, both individually and as a group. Certain of the Company's senior management have only recently joined the Company and there can be no assurance they and other newly hired employees will be assimilated into the Company successfully. The Company must also attract and retain highly skilled managerial, engineering, sales and marketing and finance personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be successful in attracting and retaining such personnel. The loss of the services of any of the key personnel, the inability to attract or retain qualified personnel in the future or delays in hiring required personnel, particularly engineers, could have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Employees" and "Management-- Executive Officers and Directors."

  MANAGEMENT OF GROWTH. The ability of the Company to license its products and manage its business successfully in a rapidly evolving market requires an effective planning and management process. The Company's rapid growth has placed, and is expected to continue to place, a significant strain on the Company's managerial, operational and financial resources. From September 30, 1996 to December 31, 1997, the Company grew from 28 to 72 fulltime employees. The Company's customers rely heavily on the Company's technological expertise in designing, testing and manufacturing products incorporating the Company's IP components. Relationships with new customers generally require significant engineering support. As a result, any increase in the demand for the Company's products will increase the strain on the Company's personnel, particularly its engineers. The Company's financial and management controls, reporting systems and procedures are also limited. Although some new controls, systems and procedures have been implemented, the Company's future growth, if any, will depend on its ability to continue to implement and improve operational, financial and management information and control systems on a timely basis, together with maintaining effective cost controls and any failure to do so would have a material adverse effect on the Company's business, operating results and financial condition. Further, the Company will be required to manage multiple relationships with various customers and other third parties and must successfully implement its new business model. There can be no assurance that the Company's systems, procedures or controls will be adequate to support the Company's operations or that the Company's management will be able to achieve the rapid execution necessary to offer its services and products successfully and to implement its business plan. The Company's inability to manage any future growth effectively would have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Employees" and "Management."

  RISKS ASSOCIATED WITH PROTECTION OF INTELLECTUAL PROPERTY. The Company relies primarily on a combination of nondisclosure agreements and other contractual provisions and patent, trademark, trade secret and copyright law to protect its proprietary rights. Failure of the Company to enforce its patents, trademarks or copyrights or to protect its trade secrets could have a material adverse effect on the Company's business, operating results and financial condition. There can be no assurance that such intellectual property rights can be successfully asserted in the future or will not be invalidated, circumvented or challenged. From time to time, third parties, including competitors of the Company, may assert patent, copyright and other intellectual property rights to technologies that are important to the Company. There can be no assurance that third parties will not assert infringement claims against the Company in the future, that assertions by third parties will not result in costly litigation or that the Company would prevail in any such litigation or be able to license any valid and infringed patents from third parties on commercially reasonable terms. Litigation, regardless of the outcome, could result in substantial cost and diversion of resources of the Company. Any infringement claim or other litigation against or by the Company could materially adversely affect the Company's business, operating results and financial condition.

  In certain instances, the Company has elected to rely on trade secret law rather than patent law to protect its proprietary technology. However, trade secrets are difficult to protect. The Company seeks to protect its proprietary technology and processes, in part, by confidentiality agreements with its employees and customers. There can be no assurance that these contracts will not be breached, that the Company will have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known or be independently discovered by competitors. In addition, effective trade secret protection may be unavailable or limited in certain foreign countries.

  In addition, there can be no assurance that competitors of the Company, many of which have substantial resources and have made substantial investments in competing technologies, do not have, or will not seek to apply for and obtain, patents that will prevent, limit or interfere with the Company's ability to make, use or sell its products either in the United States or in international markets. There can be no assurance that the Company will not in the future become subject to patent infringement claims and litigation or interference proceedings declared by the United States Patent and Trademark Office ("USPTO") to determine the priority of inventions. The defense and prosecution of intellectual property suits, USPTO interference proceedings and related legal and administrative proceedings are both costly and time consuming. Any such suit or proceeding involving the Company could have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Patents and Intellectual Property Protection."

  FUTURE CAPITAL NEEDS; UNCERTAINTY OF ADDITIONAL FUNDING. The Company intends to continue to invest heavily in the development of new products and enhancements to its existing products. The Company's future liquidity and capital requirements will depend upon numerous factors, including the costs and timing of expansion of product development efforts and the success of these development efforts, the costs and timing of expansion of sales and marketing activities, the extent to which the Company's existing and new products gain market acceptance, competing technological and market developments, the costs involved in maintaining and enforcing patent claims and other intellectual property rights, the level and timing of license revenue, available borrowings under line of credit arrangements and other factors. The Company believes that the proceeds from this Offering, together with the Company's current cash balances and any cash generated from operations and from available or future debt financing, will be sufficient to meet the Company's operating and capital requirements for at least the next 12 months. However, there can be no assurance that the Company will not require additional financing within this time frame. The Company's forecast period of time through which its financial resources will be adequate to support its operations implies assumptions about its business that are forward looking and that involve risks and uncertainties, and actual results could vary. The factors described in this paragraph will affect both the Company's future capital requirements and the adequacy of its available funds. The Company may be required to raise additional funds through public or private financing, strategic relationships or other arrangements. There can be no assurance that such funding, if needed, will be available on terms attractive to the Company, or at all. Furthermore, any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants. Strategic arrangements, if necessary to raise additional funds, may require the Company to relinquish its rights to certain of its technologies or products. The failure of the Company to raise capital when needed could have a material adverse effect on the Company's business, operating results and financial condition. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operation."

  NO PRIOR PUBLIC MARKET FOR COMMON STOCK; POTENTIAL VOLATILITY OF STOCK PRICE. Prior to this Offering, there has been no public market for the Company's Common Stock, and there can be no assurance that an active public market will develop or that, if one does develop, it will be maintained. The initial public offering price, which will be determined through negotiations between the Company and the Underwriters, may not be indicative of the market price of the Common Stock after the Offering. In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated and disproportionate to the operating performance of particular companies. The market prices of the common stock of many publicly traded companies have in the past been, and can in the future be expected to be, especially volatile. The market price of the Company's Common Stock is likely to be highly volatile and may be subject to wide fluctuations in response to announcements of technological innovations or new products by the Company, its customers or its competitors, release of reports by securities analysts, developments or disputes concerning patents or proprietary rights, economic and other external factors, as well as period to period fluctuations in the Company's financial results. See "Underwriting."

  CONCENTRATION OF OWNERSHIP. The Company's founders, officers, directors and their affiliates will, in the aggregate, beneficially own approximately 64.4% of the Company's outstanding Common Stock following the completion of this Offering (61.3% if the Underwriters' over-allotment option is exercised in full). As a result, these stockholders, acting together, would effectively be able to control substantially all matters requiring approval by the stockholders, including the election of directors. Such concentration of ownership may have the effect of delaying, deferring or preventing a change in control of the Company. See "Principal Stockholders."

  CERTAIN ANTI-TAKEOVER PROVISIONS. Upon the closing of this Offering, the Board of Directors of the Company will have the authority to issue up to 5,000,000 shares of Preferred Stock and to determine the rights, preferences, privileges and restrictions, including voting rights, of such shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock could have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no current plans to issue shares of Preferred Stock. In addition, Section 203 of the Delaware General Corporation Law ("Section 203") restricts certain business combinations with any "interested stockholder" as defined by such statute. In addition, the Company's Certificate of Incorporation and Bylaws that will be in effect upon the closing of this Offering will contain certain other provisions that may have the effect of delaying, deferring or preventing a change of control of the Company including cumulative voting for the election of directors, the elimination of actions by written consent of stockholders and the establishment of an advance notice procedure for stockholder proposals and director nominations to be acted upon at annual meetings of the stockholders. These provisions are designed to encourage potential acquirors to negotiate with the Company's Board of Directors and give the Board of Directors sufficient opportunity to consider various alternatives to maximize stockholder value. These provisions are also intended to discourage certain tactics that may be used in proxy contests. However, issuance of Preferred Stock, charter and bylaw provisions or restrictions from Section 203 could discourage potential acquisition proposals and could delay or prevent a change in control of the Company and, as a consequence, they also may adversely affect the market price of the Company's Common Stock. Such provisions may also have the effect of preventing changes in the management of the Company. See "Description of Capital Stock--Preferred Stock."

  SHARES ELIGIBLE FOR FUTURE SALE. Sales of a substantial number of shares of Common Stock in the public market following this Offering could adversely affect the market price of the Common Stock prevailing from time to time. The number of shares of Common Stock available for sale in the public market is limited by restrictions under the Securities Act of 1933, as amended (the "Securities Act"), and lock-up agreements executed by officers, directors, optionholders and substantially all stockholders of the Company under which such security holders have agreed not to sell or otherwise dispose of any of their shares for a period of 180 days after the date of this Prospectus without the prior written consent of Deutsche Morgan Grenfell Inc. In addition to the 2,900,000 shares of Common Stock offered hereby (assuming no exercise of the Underwriters' over-allotment option), there will be 9,174,075 shares of Common Stock outstanding as of the date of this Prospectus, all of which are "restricted" shares under the Securities Act. As a result of the lock-up agreements described above and the provisions of Rules 144(k), 144 and 701 promulgated under the Securities Act ("Rule 144(k)," "Rule 144" and "Rule 701," respectively), the restricted shares will be available for sale in the public market as follows: (i) no shares will be eligible for immediate sale on the date of this Prospectus, (ii) approximately 9,124,075 shares will become eligible for sale 180 days after the date of this Prospectus (assuming no release from the lock-up agreements) upon expiration of lock-up agreements and (iii) approximately 50,000 shares will become eligible for sale one year after the date of this Prospectus. After this Offering, the holders of approximately 3,435,736 shares of Common Stock issuable upon conversion of Preferred Stock or exercise of a warrant will be entitled to certain demand and piggyback rights with respect to registration of such shares under the Securities Act. If such holders, by exercising their demand registration rights, cause a large number of securities to be registered and sold in the public market, such sales could have an adverse effect on the market price for the Company's Common Stock. If the Company were to initiate a registration and include shares held by such holders pursuant to the exercise of their piggyback registration rights, such sales might have an adverse effect on the Company's ability to raise capital. See "Shares Eligible for Future Sale" and "Underwriting."

  DISCRETION AS TO USE OF PROCEEDS. Although the Company currently intends to apply the net proceeds of this Offering in the manner described under "Use of Proceeds," it has broad discretion within such proposed uses as to the allocation of the net proceeds, the timing of expenditures and all other aspects relating to the application of such proceeds. The majority of the net proceeds has not been allocated to any specific purpose and the Company reserves the right to reallocate that portion of the net proceeds of this Offering that has specifically been allocated as management, in its discretion, deems necessary or advisable. There can be no assurance that the actual allocation of the Offering proceeds will not differ materially from their current or anticipated use.

  ABSENCE OF DIVIDENDS; IMMEDIATE AND SUBSTANTIAL DILUTION. The Company does not anticipate paying any dividends in the foreseeable future. See "Dividend Policy." Investors participating in this Offering will incur immediate and substantial dilution in the net tangible book value of their shares of Common Stock. Additional dilution will occur upon the exercise of outstanding stock options or warrants. See "Dilution."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 2,900,000 shares of Common Stock offered hereby are estimated to be approximately $20,726,000 (approximately $21,209,600 if the Underwriters' over-allotment option is exercised in full), assuming an initial public offering price of $8.00 per share and after deducting the estimated underwriting discount and offering expenses. The principal purposes of this Offering are to obtain additional capital, to create a public market for the Company's Common Stock and to facilitate future access by the Company to public equity markets.

  The Company ultimately expects to use the net proceeds from this Offering for general corporate purposes, including working capital and capital expenditures. The Company anticipates spending at least $850,000 for equipment lease and office lease payments and approximately $3.4 million for capital expenditures over the next 12 months, of which approximately $900,000 will be for software tools, approximately $735,000 will be for computer equipment relating to the Company's network and servers, approximately $525,000 will be for personal computers for new employees and approximately $1,200,000 will be for building improvements. As of the date of this Prospectus, the Company has no specific plans regarding the use of the remainder of the net proceeds of this Offering. A portion of the proceeds may also be used to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. Although the Company evaluates such potential acquisitions from time to time, the Company has no present understandings, commitments or agreements with respect to any material acquisitions of other businesses, products or technologies. Pending such uses, the Company intends to invest the net proceeds received by it from this Offering in short-term, investment-grade, interest-bearing securities.

                                DIVIDEND POLICY

  Since March 1996, when the Company converted to a C corporation from a subchapter S corporation, the Company has not declared or paid any cash dividends on its Common Stock or other securities. The Company presently intends to retain future earnings, if any, for use in the operation and expansion of its business and does not anticipate paying cash dividends in the foreseeable future.

                                CAPITALIZATION

  The following table sets forth as of December 31, 1997 (i) the actual capitalization of the Company, (ii) the pro forma capitalization of the Company giving effect to the conversion of all outstanding shares of Preferred Stock into Common Stock and the issuance of 50,000 shares of Common Stock upon the exercise of a warrant that expires automatically upon the closing of this Offering, and (iii) the pro forma capitalization of the Company as adjusted to give effect to the sale of the 2,900,000 shares of Common Stock offered hereby at an assumed initial public offering price of $8.00 per share and after deducting the estimated underwriting discount and offering expenses. This table should be read in conjunction with the Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus.

                                                        DECEMBER 31, 1997
                                                   ----------------------------
                                                                     PRO FORMA
                                                   ACTUAL PRO FORMA AS ADJUSTED
                                                   ------ --------- -----------
                                                          (IN THOUSANDS)
Long term obligations, net of current portion(1).. $   47  $   47     $    47
Stockholders' equity:
  Convertible Preferred Stock, $0.001 par value;
   3,435,736 shares authorized actual and pro
   forma; 5,000,000 shares authorized as adjusted,
   3,385,736 issued and outstanding, actual; none
   issued and outstanding, pro forma and as
   adjusted.......................................  7,564      --          --
  Common Stock, $0.001 par value; 50,000,000
   shares authorized, 5,738,339 shares issued and
   outstanding actual; 9,174,075 shares issued and
   outstanding pro forma and 12,074,075 shares
   issued and outstanding as adjusted(2)..........      6       9          12
  Warrant.........................................    125      --          --
  Additional paid in capital......................    707   8,393      29,116
  Retained earnings...............................  1,172   1,172       1,172
                                                   ------  ------     -------
    Total stockholders' equity....................  9,574   9,574      30,300
                                                   ------  ------     -------
      Total capitalization........................ $9,621  $9,621     $30,347
                                                   ======  ======     =======

--------
(1) Long term obligations consist of deferred rent. See Note 8 of Notes to Financial Statements.
(2) Excludes as of December 31, 1997 (i) 1,401,411 shares of Common Stock issuable upon the exercise of outstanding options under the 1993 Plan with a weighted average exercise price of $2.06 per share and 2,072,259 shares of Common Stock reserved for future issuance thereunder, (ii) 600,000 shares of Common Stock reserved for issuance under the Purchase Plan and
    (iii) 200,000 shares of Common Stock reserved for issuance under the Director Plan. See "Management--Stock Plans," "Description of Capital Stock" and Notes 9 and 14 of Notes to Financial Statements. On January 12, 1998, the Company granted options to purchase 491,700 shares and 240,000 shares of Common Stock at exercise prices of $7.00 and $7.70 per share, respectively, and, therefore, as of January 12, 1998, 2,103,549 shares of Common Stock were issuable upon the exercise of outstanding options under the 1993 Plan with a weighted average exercise price of $3.89 per share, and 1,340,559 shares of Common Stock were reserved for future issuance thereunder.

                                   DILUTION

  The net tangible book value of the Company as of December 31, 1997 was $9.6 million, or $1.02 per share of Common Stock. Net tangible book value per share represents the amount of total tangible assets of the Company less total liabilities plus an aggregate exercise price of $34,000 relating to the purchase of 289,567 shares of Common Stock under currently exercisable options divided by the total number of shares of Common Stock outstanding plus such exercisable options (assuming the conversion of all outstanding shares of Preferred Stock into Common Stock). After giving effect to the sale by the Company of the 2,900,000 shares of Common Stock offered hereby at an assumed initial public offering price of $8.00 per share (after deducting the estimated underwriting discount and offering expenses), the adjusted pro forma net tangible book value as of December 31, 1997 would have been approximately $30.3 million, or $2.45 per share. This represents an immediate increase in net tangible book value per share of Common Stock of $1.43 to existing stockholders and an immediate dilution in net tangible book value of $5.55 per share to new investors. The following table illustrates this per share dilution:

   Assumed initial public offering price per share..................       $8.00
     Net tangible book value per share as of December 31, 1997...... $1.02
     Increase per share attributable to new investors...............  1.43
                                                                     -----
   Adjusted pro forma net tangible book value per share after this
    Offering........................................................        2.45
                                                                           -----
   Dilution per share to new investors..............................       $5.55
                                                                           =====

  The following table summarizes, on a pro forma basis as of December 31, 1997, the number of shares of Common Stock purchased from the Company (after giving effect to the purchase of 289,567 shares of Common Stock under currently exercisable options with an aggregate exercise price of $34,000 and assuming the conversion of all outstanding Preferred Stock into Common Stock), the total consideration paid and the average price per share paid by the existing stockholders and by new investors purchasing shares in this Offering at an assumed initial public offering price of $8.00 per share (before deducting the estimated underwriting discount and offering expenses):

                            SHARES PURCHASED(1)    TOTAL CONSIDERATION  AVERAGE
                            ------------------------------------------   PRICE
                              NUMBER     PERCENT     AMOUNT    PERCENT PER SHARE
                            ------------ --------------------- ------- ---------
Existing stockholders......    9,463,642     76.5% $ 8,383,000   26.5%   $0.89
New investors..............    2,900,000     23.5   23,200,000   73.5     8.00
                            ------------  -------  -----------  -----
  Total....................   12,363,642    100.0% $31,583,000  100.0%
                            ============  =======  ===========  =====

-------
(1) The Company and certain Selling Stockholders have granted the Underwriters an option, exercisable within 30 days of the date of this Prospectus, to purchase up to an aggregate of 435,000 shares of Common Stock at the initial public offering price less the underwriting discount, solely to cover over-allotments, if any. In the event the Underwriters' over-allotment option is exercised in full, sales by such Selling Stockholders would reduce the number of shares of Common Stock held by existing stockholders to 9,143,642 or approximately 73.3% of the total number of shares of Common Stock outstanding after this Offering and will increase the number of shares held by new investors to 3,335,000 or approximately 26.7% of the total number of shares of Common Stock outstanding after this Offering. See "Principal Stockholders" and "Underwriting."

  The foregoing analysis assumes (i) no exercise of the Underwriters' over-allotment option, (ii) issuance of 50,000 shares of Common Stock upon the exercise of a warrant that expires automatically upon the closing of this Offering, (iii) no exercise of unvested options after December 31, 1997 and
(iv) the conversion of all outstanding shares of Preferred Stock into Common Stock. As of December 31, 1997, there were outstanding unvested options to purchase an aggregate of 1,111,844 shares of Common Stock at a weighted average exercise price of $2.57 per share. On January 12, 1998, the Company granted options to purchase 491,700 shares and 240,000 shares of Common Stock at exercise prices of $7.00 and $7.70 per share, respectively, and, therefore, as of January 12, 1998, 2,103,549 shares of Common Stock were issuable upon the exercise of outstanding options under the 1993 Plan with a weighted average exercise price of $3.89 per share, and 1,340,559 shares of Common Stock were reserved for future issuance thereunder. To the extent that unvested options are exercised, there will be further dilution to new investors. See "Management--Stock Plans," "Description of Capital Stock" and
Note 9 of Notes to Financial Statements.

                            SELECTED FINANCIAL DATA

  The selected financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and Notes thereto included elsewhere in this Prospectus. The balance sheet data as of September 30, 1996 and 1997 and the statement of operations data for the fiscal years ended September 30, 1995, 1996 and 1997 are derived from the financial statements that have been audited by Coopers & Lybrand L.L.P., independent accountants, included elsewhere in this Prospectus. The balance sheet data as of September 30, 1995 is derived from the financial statements that have been audited by Coopers & Lybrand L.L.P., independent accountants, not included in this Prospectus. The balance sheet data as of December 31, 1997 and the statement of operations data for the quarters ended December 31, 1996 and 1997 are derived from unaudited financial statements included elsewhere in this Prospectus. The balance sheet data as of September 30, 1993 and 1994 and as of December 31, 1996 and the statement of operations data for the fiscal years ended September 30, 1993 and 1994 are derived from unaudited financial statements not included in this Prospectus. All unaudited financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of management, contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the Company's financial position and results of operations for such periods. Historical results are not necessarily indicative of results to be expected in the future.

                                                                     QUARTER
                                                                      ENDED
                                  YEAR ENDED SEPTEMBER 30,        DECEMBER 31,
                             ------------------------------------ -------------
                              1993   1994    1995    1996   1997   1996   1997
                             ------ ------  ------  ------ ------ ------ ------
                              (UNAUDITED)                          (UNAUDITED)
                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
Revenue..................... $1,262 $2,768  $2,718  $4,147 $8,912 $1,385 $3,329
Cost and expenses:
  Cost of revenue...........    388    910     984   1,280  2,855    425  1,024
  Product development.......    434    847   1,044   1,080  1,955    356    843
  Sales and marketing.......     93    314     272     603  2,019    353    785
  General and
   administrative...........     98    304     415     611  1,340    185    455
                             ------ ------  ------  ------ ------ ------ ------
    Total cost and expenses.  1,013  2,375   2,715   3,574  8,169  1,319  3,107
                             ------ ------  ------  ------ ------ ------ ------
Operating income............    249    393       3     573    743     66    222
Other income (expense) net..      1     (3)     --      96    297     42    115
                             ------ ------  ------  ------ ------ ------ ------
Income before provision for
 income taxes...............    250    390       3     669  1,040    108    337
Provision for income taxes..     --     --      36     137    356     37    130
                             ------ ------  ------  ------ ------ ------ ------
Net income (loss)........... $  250 $  390  $  (33) $  532 $  684 $   71 $  207
                             ====== ======  ======  ====== ====== ====== ======
Diluted earnings per share
 (historical)...............                               $ 0.07 $ 0.01 $ 0.02
                                                           ====== ====== ======
Pro forma net income data
 (unaudited)(1):
  Pro forma net income...... $  175 $  274  $   21  $  409
                             ====== ======  ======  ======
  Diluted earnings per share
   (pro forma).............. $ 0.03 $ 0.05  $ 0.00  $ 0.05
                             ====== ======  ======  ======
Weighted average shares
 outstanding (diluted)(2)...  5,827  5,832   5,945   7,937  9,528  9,231  9,705
                             ====== ======  ======  ====== ====== ====== ======

                                        AS OF SEPTEMBER 30,           AS OF
                                 --------------------------------- DECEMBER 31,
                                 1993  1994   1995   1996   1997       1997
                                 ---- ------ ------ ------ ------- ------------
                                 (UNAUDITED)                       (UNAUDITED)
                                                 (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents and
 marketable securities.......... $  1 $   80 $    6 $2,958 $ 4,554   $ 3,536
Working capital.................  276    450    141  2,268   4,352     4,009
Total assets....................  669  2,524  1,261  5,172  12,011    13,477
Long term liabilities, net of
 current portion(3).............   --     --     --     15      49       241
Total stockholders' equity......  264    586    410  4,292   9,348     9,574

--------
(1) Prior to March 1996, the Company was a subchapter S corporation and, therefore, was not subject to entity level taxation. Pro forma net income includes pro forma tax expense as if the Company was taxed as a C corporation from fiscal 1993 to 1996.
(2) For an explanation of net income (loss) per share and shares used in per share calculations, see Note 14 of Notes to Financial Statements included elsewhere in this Prospectus.
(3) Long term liabilities consist of deferred rent and deferred revenue. See
    Note 8 of Notes to Financial Statements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion should be read in conjunction with the Financial Statements and Notes thereto included elsewhere in this Prospectus. Certain statements in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" are forward looking statements. The forward looking statements contained herein are based on current expectations and entail various risks and uncertainties that could cause actual results to differ materially from those expressed in such forward looking statements. For a more detailed discussion of these and other business risks, see "Risk Factors."

OVERVIEW

  Artisan is a leading developer of high performance, low power and high density embedded memory and other IP components for the design and manufacture of complex ICs. The Company licenses its products to semiconductor manufacturers and fabless semiconductor companies for the design of ICs used in complex, high volume applications, such as portable computing devices, cellular phones, consumer multimedia products, automotive electronics, personal computers and workstations.

  Revenue consists of license fees received under the terms of license agreements with customers to provide the Company's IP component products. Typically, a customer licenses one or more products that are accompanied by layout databases, views to support a customer's IC design tool environment and design methodology documentation. The license of the Company's products typically involves a sales cycle of six to 12 months and often coincides with a customer's migration to a new manufacturing process. The Company's contracts generally require a customer to pay a license fee to Artisan ranging from approximately $400,000 to $800,000 for each product delivered under a contract. A contract typically calls for an upfront payment of approximately one third of the full contract value with the remainder due upon delivery, generally three to six months later. See "Risk Factors--Lengthy Sales Cycle and Design Process."

  To date, the substantial majority of the Company's revenue has been recognized on a percentage of completion method. Provisions for estimated losses on the uncompleted contracts are recognized in the period in which the likelihood of such losses is determined. As the completion period for a project ranges from three to six months, revenue in any quarter is dependent on the Company's progress toward completion of the project. There can be no assurance that the Company's estimates will be accurate, and, in the event they are not, the Company's business, operating results and financial condition in subsequent periods could be materially adversely affected.

  Currently, license fees represent substantially all of revenue. Beginning in late fiscal 1996, however, the Company began implementation of a royalty based business model that is intended to generate revenue from both license fees and future royalties. Royalties will be based on per unit sales of ICs and will generally be based on the silicon area of an IC occupied by the Company's IP components. To date, the Company has received no royalty revenue, and it does not anticipate receiving any until fiscal 1999 due to the typical length of time required for the Company to design a component for a customer and for such customer to manufacture and bring to market a product incorporating such component. There can be no assurance that the Company will be successful in expanding the number of royalty bearing contracts with customers. The Company generally licenses its products on a nonexclusive, worldwide basis to major semiconductor manufacturers and grants these manufacturers the right to distribute the Company's IP components freely to their internal design teams and to fabless semiconductor companies that manufacture at the same facility. Given that Artisan provides its products early in the customer's IC design process, there will be a significant delay between the delivery of a product and the generation of royalty revenue. There can be no assurance that the Company will receive any royalty revenue or that, if it does, the amount will be significant. See "Risk Factors--Dependence on New Business Model."

  The Company has been dependent on a relatively small number of customers for a substantial portion of its annual revenue, although the customers comprising this group have changed from time to time. In fiscal 1995, SGS-THOMSON, NEC, the DOD, Samsung and LSI Logic accounted for 20%, 17%, 17%, 11% and 10% of revenue, respectively. In fiscal 1996, ATI, SGS-THOMSON, OKI and the DOD accounted for 37%, 20%, 15% and 10% of revenue, respectively. In fiscal 1997, SGS-THOMSON, Fujitsu, OKI and NEC accounted for 27%, 24%, 16% and 13% of revenue, respectively. In the quarter ended December 31, 1997, OKI, Fujitsu, ATI, SGS-THOMSON and NEC accounted for 21%, 18%, 17%, 16% and 14% of revenue, respectively. The Company anticipates that its revenue will continue to depend on a limited number of major customers for the foreseeable future, although the companies considered to be major customers and the percentage of revenue represented by each major customer may vary from period to period depending on the addition of new contracts and the number of designs utilizing the Company's products. See "Risk Factors--Customer Concentration; Limited Customer Base" and "Business--Customers."

  A substantial portion of the Company's revenue is derived from customers outside the United States. In fiscal 1995, 1996 and 1997 and the quarter ended December 31, 1997, revenue from customers outside the United States, primarily in Asia and Europe, represented approximately 55%, 47%, 67% and 60%, respectively of the Company's revenue. The Company anticipates that international revenue will remain a substantial portion of its revenue in the future. To date, all of the revenue from international customers has been denominated in U.S. dollars. See "Risk Factors--Risks Associated with International Customers" and Note 11 of Notes to Financial Statements.

  The Company derives substantially all of its revenue from sales of its memory and standard cell products that, together, accounted for 83%, 79%, 94% and 98% of revenue in fiscal 1995, 1996 and 1997 and the quarter ended December 31, 1997, respectively. The Company expects that memory products, in combination with standard cell products, will continue to account for a significant portion of the Company's revenue, for the foreseeable future. There can be no assurance that the Company will continue to derive revenue from memory or standard cell products and a decline in revenue from such products would have a material adverse effect on the Company's business, operating results and financial condition. The Company's future financial performance will depend in significant part on the successful development, introduction and customer acceptance of new products.

  Since the Company's inception in April 1991, each of the Company's cost and expense categories has progressively increased as the Company has added personnel and increased its activities in these areas. The Company intends to continue making significant expenditures associated with engineering costs and sales and marketing, and expects that these costs and expenses will continue to be a significant percentage of revenue in future periods. Whether such expenses increase or decrease as a percentage of revenue will be substantially dependent upon the rate of change of the Company's revenue. See Note 2 of Notes to Financial Statements.

  The Company in the past has experienced delays in the progress of certain projects, and there can be no assurance that such delays will not occur in the future. Any delay or failure to achieve such progress could result in damage to customer relationships and the Company's reputation, under-utilization of engineering resources or a delay in the market acceptance of the Company's products, any of which could have a material adverse effect on the Company's business, operating results and financial condition. In addition, the Company's contracts with customers may generally be canceled without cause, and if a customer cancels or delays performance under any such contracts, the Company's business, operating results and financial condition could be materially adversely affected. The Company's costs and expenses will be based in part on the Company's expectations of future revenue from license fees. Accordingly, if the Company does not realize its expected revenue, its business, operating results and financial condition could be materially adversely affected. See "Risk Factors--Fluctuations in Operating Results."

  In connection with the grant of options for the purchase 96,200 shares of Common Stock to employees during the period from December 1996 through March 1997, the Company recorded aggregate deferred compensation of approximately $198,000, representing the difference between the deemed fair value of the Common Stock and the option exercise price at the date of grant. Such deferred compensation will be amortized over the vesting period relating to the options, of which approximately $41,000 and approximately $12,000 has been amortized during the year ended September 30, 1997 and the three month period ended December 31, 1997, respectively, and will result in charges over the next 13 quarters aggregating approximately $12,000 per quarter, all of which will be recorded in product and development expenses. All of such amounts were recorded in product development expenses.

RESULTS OF OPERATIONS

  The following table sets forth for the periods indicated selected statements of operations data as a percentage of revenue:

                                                                QUARTER ENDED
                                  YEAR ENDED SEPTEMBER 30,      DECEMBER 31,
                                 -----------------------------  --------------
                                   1995       1996      1997     1996    1997
                                 --------   --------  --------  ------  ------
Revenue.........................    100.0%     100.0%    100.0%  100.0%  100.0%
Cost and expenses:
  Cost of revenue...............     36.2       30.9      32.0    30.7    30.7
  Product development...........     38.4       26.0      22.0    25.7    25.3
  Sales and marketing...........     10.0       14.6      22.7    25.5    23.6
  General and administrative....     15.3       14.7      15.0    13.3    13.7
                                 --------   --------  --------  ------  ------
    Total cost and expenses.....     99.9       86.2      91.7    95.2    93.3
                                 --------   --------  --------  ------  ------
Operating income................      0.1       13.8       8.3     4.8     6.7
Other income, net...............       --        2.3       3.3     3.0     3.5
                                 --------   --------  --------  ------  ------
Income before provision for
 income taxes...................      0.1       16.1      11.6     7.8    10.2
Provision for income taxes......      1.3        3.3       4.0     2.7     3.9
                                 --------   --------  --------  ------  ------
Net income (loss)...............     (1.2)%     12.8%      7.6%    5.1%    6.3%
                                 ========   ========  ========  ======  ======
Pro forma net income data:
  Income before provision for
   income taxes.................      0.1       16.1
  Pro forma income tax benefit
   (expense)....................      0.6       (6.3)
                                 --------   --------
  Pro forma net income..........      0.7%       9.8%
                                 ========   ========

QUARTERS ENDED DECEMBER 31, 1996 AND 1997

 Revenue

  Revenue increased by 140.4% from $1.4 million in the first quarter of fiscal 1997 to $3.3 million in the first quarter of fiscal 1998. The growth in revenue in the first quarter of fiscal 1998 as compared with the same period in fiscal 1997 was primarily attributable to increased licensing of the Company's memory and standard cell products, which more than offset a relatively small decline in the sale of I/O products.

 Cost and Expenses

  Engineering costs are allocated between cost of revenue and product development expenses. Engineering efforts devoted to developing products for specific customer projects are recognized as cost of revenue. The balance of engineering costs, incurred for general development of Artisan's technology, is charged to product development. Engineering costs are generally charged as incurred and do not necessarily correspond to the recognition of revenue under related contracts. Engineering costs increased by 139.1% from $781,000 in the first quarter of fiscal 1997 to $1.9 million in the first quarter of fiscal 1998. Engineering costs as a percentage of revenue declined slightly from 56.4% in the first quarter of fiscal 1997 to 56.1% for the first quarter of fiscal 1998. The absolute dollar increase in engineering costs in the first quarter of fiscal 1998, as compared with the same period in fiscal 1997, was due primarily to an increase in engineering personnel and, to a lesser extent, purchases of computer equipment, software tools and networking infrastructure and equipment and legal costs associated with the Company's patent program.

    Cost of Revenue. Cost of revenue increased by 140.9% from $425,000 in the first quarter of fiscal 1997 to $1.0 million in the first quarter of fiscal 1998. Cost of revenue as a percentage of revenue remained constant at 30.7% for the first quarters of both fiscal 1997 and 1998. The absolute dollar increase in cost of revenue in the first quarter of fiscal 1998, as compared with the same period of fiscal 1997, was due to increases in headcount and costs associated with delivering product to, and supporting, a growing customer base.

    Product Development Expenses. Product development expenses increased by 136.8% from $356,000 in the first quarter of fiscal 1997 to $843,000 in the first quarter of fiscal 1998. As a percentage of revenue product development expenses remained relatively constant at 25.7% and 25.3% for the first quarters of fiscal 1997 and 1998, respectively. The absolute dollar increase in product development expenses in the first quarter of fiscal 1998, as compared with the same period in fiscal 1997, was attributable to an increase in engineering personnel and, to a lesser extent, purchases of computer equipment, software tools and networking infrastructure and equipment and legal costs associated with the Company's patent program.

    Sales and Marketing Expenses. Sales and marketing expenses include salaries, commissions, travel expenses and costs associated with trade shows, advertising and other marketing efforts. Costs of pre-sale customer support are also charged to sales and marketing. Sales and marketing expenses increased by 122.4% from $353,000 in the first quarter of fiscal 1997 to $785,000 in the first quarter of fiscal 1998. Sales and marketing expense as a percentage of revenue decreased from 25.5% for the first quarter of fiscal 1997 to 23.6% for the first quarter of fiscal 1998. The increase in absolute dollars in sales and marketing expenses in the first quarter of fiscal 1998, as compared with the same period in fiscal 1997, was primarily attributable to increases in sales headcount and commissions expense to support an expanded customer coverage model and increases in marketing headcount and promotional activity.

    General and Administrative Expenses. General and administrative expenses increased by 145.9% from $185,000 in the first quarter of fiscal 1997 to $455,000 in the first quarter of fiscal 1998. As a percentage of revenue general and administrative expenses remained relatively constant at 13.4% and 13.7% in the first quarters of fiscal 1997 and 1998, respectively. The absolute dollar increases in general and administrative expenses in the first quarter of fiscal 1998, as compared with the same period in fiscal 1997, was primarily due to increases in general and administrative personnel and increases in professional services fees.

 Other Income

  Other income increased by 173.8% from $42,000 in the first quarter of fiscal 1997 to $115,000 in the first quarter of fiscal 1998. Other income as a percentage of revenue remained relatively constant at 3.0% and 3.5% for the first quarters of fiscal 1997 and 1998, respectively. The growth in other income in the first quarter of fiscal 1998, as compared with the same period in fiscal 1997, reflects interest income earned on the proceeds from previous equity financings and cash generated from operations over the prior twelve month period.

 Income Taxes

  The provision for income taxes was $37,000 and $130,000 in the first quarters of fiscal 1997 and 1998, respectively. The effective tax rate increased to 38.6% in the first quarter of fiscal 1998, as compared with 34.3% in the first quarter of fiscal 1997. The change in effective tax rate for the respective periods was primarily due to the higher proportion of foreign source income and the increase in overall income.

YEARS ENDED SEPTEMBER 30, 1995, 1996 AND 1997

 Revenue

  Revenue increased by 52.6% from $2.7 million in fiscal 1995 to $4.1 million in fiscal 1996 and by 114.9% to $8.9 million in fiscal 1997. The growth in revenue in 1996 was primarily attributable to increased licensing of the Company's standard cell products and, to a lesser extent, I/O products, partially offset by a reduction in license revenue from memory products. The increase in revenue in fiscal 1997 resulted primarily from increases in the number of licenses of, and prices for, the Company's memory products and, to a lesser extent, from increases in the number of licenses of, and prices for, standard cell products. The increase in the number of licenses for standard cell products in fiscal 1996 and memory products in fiscal 1997 corresponded to the introduction of new products in each category.

 Cost and Expenses

  Engineering costs increased by 16.4% from $2.0 million in fiscal 1995 to $2.4 million in fiscal 1996 and by 102.1% to $4.8 million in fiscal 1997. Engineering costs as a percentage of revenue were 74.6%, 56.9% and 54.0% for fiscal 1995, 1996 and 1997, respectively. The increase in the level of engineering costs was due primarily to an increase in engineering personnel, and the decrease as a percentage of revenue stemmed from revenue growth in excess of the growth in engineering expenses.

    Cost of Revenue. Cost of revenue increased by 30.1% from $984,000 in fiscal 1995 to $1.3 million in fiscal 1996 and by 123.0% to $2.9 million in fiscal 1997. As a percent of revenue, cost of revenue was 36.2%, 30.9% and 32.0% for fiscal 1995, 1996 and 1997, respectively. The increases in absolute dollars in fiscal 1996 and 1997 were due to increases in headcount and costs associated with customer support for a growing customer base and the decrease as a percentage of revenue was the result of revenue growth in excess of the growth in cost of revenue.

    Product Development Expenses. Product development expenses increased by 3.4% from $1.0 million in fiscal 1995 to $1.1 million 1996 and by 81.0% to $2.0 million in fiscal 1997. Product development expenses as a percentage of revenue were 38.4%, 26.0% and 21.9% for fiscal 1995, 1996 and 1997, respectively. The increase in absolute dollars from fiscal 1996 to fiscal 1997 was attributable to increased headcount and infrastructure investments, including workstations and EDA tool purchases necessary for the development of a new generation of high speed memory products and enhancements to the Company's standard cell product. The decrease in product development expenses as a percentage of revenue during these periods was primarily the result of the growth in revenue. The Company expects that product development expenses will continue to increase in absolute dollars. Whether such expenses increase or decrease as a percentage of revenue will be substantially dependent upon the rate of change of the Company's revenue.

    Sales and Marketing Expenses. Sales and marketing expenses increased by 121.7% from $272,000 in fiscal 1995 to $603,000 in fiscal 1996 and by
  234.8% to $2.0 million in fiscal 1997. Sales and marketing expenses as a percentage of revenue were 10.0%, 14.6% and 22.7% for fiscal 1995, 1996 and 1997, respectively. The growth in sales and marketing expenses in absolute dollars was primarily attributable to increased trade show participation and headcount as well as, in fiscal 1997, advertising and costs associated with the Company's name change. The increases in sales and marketing expenses as a percentage of revenues was due to expense growth in this category which exceeded the growth of revenue. The Company expects sales and marketing expenses to increase in absolute dollars in the future as the Company increases headcount to expand account coverage and provide increased customer support. The rate of increase of, and the percentage of revenue represented by, sales and marketing expenses in the future will vary from period to period based on the trade show, advertising, promotional and other sales and marketing activities undertaken, the change in sales and marketing headcount in any given period and the rate of change in the Company's revenue.

    General and Administrative Expenses. General and administrative expenses increased by 47.2% from $415,000 in fiscal 1995 to $611,000 in fiscal 1996 and by 119.3% to $1.3 million in fiscal 1997. General and administrative expenses as a percentage of revenue were 15.3%, 14.7% and 15.0% for fiscal 1995, 1996 and 1997, respectively. Absolute dollar increases in general and administrative expenses during these periods are the result of increases in headcount and in legal, accounting and other professional expenses. Changes in the percentage of revenues represented by general and administrative expenses were due to changes in the growth of revenues for the respective periods. The Company expects general and administrative expenses to grow in absolute dollars in future periods as the Company expands its operations and as a result of expenses associated with being a public company. The rate of increase of and the percentage of revenue represented by general and administrative expenses in the future will depend on the rate of change of the Company's revenue.

 Other Income

  Other income increased from zero in 1995 to $96,000 in fiscal 1996 and by 209.4% to $297,000 in fiscal 1997. Other income as a percentage of revenue was 0%, 2.3% and 3.3% in fiscal 1995, 1996 and 1997, respectively. The growth in other income in fiscal 1996 and 1997 reflects interest income earned on the proceeds of the Company's Series A and Series B Preferred Stock financings in March 1996 and December 1996, respectively.

 Income Taxes

  The provision for income taxes was $36,000, $137,000 and $356,000 in fiscal 1995, 1996 and 1997, respectively. The Company's effective tax rate was 34.2% in fiscal 1997. Prior to March 1996, the Company was a subchapter S corporation and, therefore, was not subject to entity level taxation. Fiscal 1995 taxes consist of foreign income and franchise taxes. In March 1996, the Company converted to a C corporation and thereafter has been a cash basis taxpayer for federal and state income tax purposes. Pro forma net income includes pro forma tax expense as if the Company was taxed as a C corporation in fiscal 1995 and 1996.

QUARTERLY RESULTS OF OPERATIONS

  The following table presents unaudited quarterly results in absolute dollar amounts and as a percentage of revenue for each quarter of fiscal 1997 and the first quarter of fiscal 1998. In the opinion of management, this information has been presented on the same basis as the audited financial statements appearing elsewhere in this Prospectus, and all necessary adjustments, representing only normal recurring adjustments, have been included in the amounts stated below to present fairly the unaudited quarterly results when read in conjunction with the audited financial statements of the Company. Results of operations for any quarter are not necessarily indicative of the results to be expected for the entire fiscal year or for any future period.

                                                  QUARTER ENDED
                                  ---------------------------------------------
                                  DEC. 31, MAR. 31, JUNE 30, SEPT. 30, DEC. 31,
                                    1996     1997     1997     1997      1997
                                  -------- -------- -------- --------- --------
                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenue..........................  $1,385   $1,770   $2,738   $3,019    $3,329
Cost and expenses:
  Cost of revenue................     425      501      937      992     1,024
  Product development............     356      485      489      625       843
  Sales and marketing............     353      351      620      695       785
  General and administrative.....     185      316      415      424       455
                                   ------   ------   ------   ------    ------
    Total cost and expenses......   1,319    1,653    2,461    2,736     3,107
                                   ------   ------   ------   ------    ------
Operating income.................      66      117      277      283       222
Other income.....................      42       90       87       78       115
                                   ------   ------   ------   ------    ------
Income before provision for
 income taxes....................     108      207      364      361       337
Provision for income taxes.......      37       72      124      123       130
                                   ------   ------   ------   ------    ------
Net income.......................  $   71   $  135   $  240   $  238    $  207
                                   ------   ------   ------   ------    ------
Diluted earnings per share.......  $ 0.01   $ 0.01   $ 0.02   $ 0.02    $ 0.02
                                   ======   ======   ======   ======    ======
Shares used in per share
 calculation.....................   9,231    9,532    9,671    9,680     9,705
                                   ======   ======   ======   ======    ======

                                           AS A PERCENTAGE OF REVENUE
                                  ---------------------------------------------
                                  DEC. 31, MAR. 31, JUNE 30, SEPT. 30, DEC. 31,
                                    1996     1997     1997     1997      1997
                                  -------- -------- -------- --------- --------
Revenue..........................  100.0%   100.0%   100.0%    100.0%   100.0%
Cost and expenses:
  Cost of revenue................   30.7     28.3     34.2      32.9     30.7
  Product development............   25.7     27.4     17.9      20.7     25.3
  Sales and marketing............   25.5     19.8     22.6      23.0     23.6
  General and administrative.....   13.3     17.9     15.2      14.0     13.7
                                   -----    -----    -----     -----    -----
    Total cost and expenses......   95.2     93.4     89.9      90.6     93.3
                                   -----    -----    -----     -----    -----
Operating income.................    4.8      6.6     10.1       9.4      6.7
Other income.....................    3.0      5.1      3.2       2.6      3.5
                                   -----    -----    -----     -----    -----
Income before provision for
 income taxes....................    7.8     11.7     13.3      12.0     10.2
Provision for income taxes.......    2.7      4.1      4.5       4.1      3.9
                                   -----    -----    -----     -----    -----
Net income.......................    5.1%     7.6%     8.8%      7.9%     6.3%
                                   =====    =====    =====     =====    =====

  The Company's revenue increased in each quarter of fiscal 1997 and the first quarter of fiscal 1998. Revenue growth during these periods was primarily due to increased licensing of the Company's memory and standard cell products. Quarter to quarter results fluctuated significantly as a result of the small number of projects in various stages of completion at any point in time.

  Engineering costs, which are allocated between cost of revenue and product development, generally increased in proportion to the growth in revenue. The relative contribution, however, of cost of revenue and product development expenses to total engineering costs has tended to fluctuate from quarter to quarter in fiscal 1997 and in the first quarter of fiscal 1998. The Company expects this fluctuation to continue due to a number of factors, including the number and mix of customer projects and the extent and duration of new product and technology development initiatives underway in any given quarter.

  Sales and marketing expenses fluctuated in the quarters presented due to variations in sales and marketing efforts for advertising and promotional activities, trade shows, increased headcount and costs associated with the Company's name change. The Company expects sales and marketing expenses to increase in the future as the Company continues to build the infrastructure necessary to sell to and support a growing number of customers. The rate of increase of, and the percentage of revenue represented by, sales and marketing expenses in the future will vary from period to period based on trade show, advertising, promotion and other sales and marketing activities undertaken, the change in sales and marketing headcount in any given period and the rate of change in the Company's revenue.

  General and administrative expenses increased in absolute dollars in each quarter of fiscal 1997 and in the first quarter of fiscal 1998 as a result of increased administrative efforts necessary to manage the Company's growth. However, general and administrative expenses decreased as a percentage of revenue due to more rapidly increasing revenue in the third and fourth quarters of fiscal 1997 and in the first quarter of fiscal 1998. The Company expects general and administrative expenses to grow in absolute dollars in future periods as the Company expands its operations and as a result of costs associated with being a public company. The rate of increase of, and the percentage of revenue represented by, general and administrative expenses in the future will depend on the rate of change of the Company's revenue.

  Other income increased significantly in the second quarter of fiscal 1997 because of interest earned on the proceeds of sales of the Company's Series B Preferred Stock. Other income declined in the fourth quarter of 1997 from the previous quarter as the Company used a portion of its cash to fund tenant improvements for its new facilities. Other income increased in the first quarter of fiscal 1998 primarily as a result of the generation of cash from operations and the investment of such cash.

  The Company's operating results have fluctuated in the past as a result of a number of factors including the relatively large size and small number of customer orders during a given period; the timing of customer orders; delays in the design process due to changes by a customer to its order after it is placed; the Company's ability to achieve progress on percentage of completion contracts; the length of the Company's sales cycle; the Company's ability to develop, introduce and market new products and product enhancements; the timing of new product announcements and introductions by the Company and its competitors; market acceptance of the Company's products; the demand for semiconductors and end user products that incorporate semiconductors; and general economic conditions. The Company's future operating results may fluctuate from quarter to quarter and on an annual basis as a result of these and other factors, in particular the relatively large size and small number of customer orders during a given period and the rate of royalties recognized in a given period. Accordingly, it is likely that in some future quarter the Company's operating results will be below the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock would likely decline, perhaps substantially. See "Risk Factors--Fluctuations in Operating Results" and "Overview."

LIQUIDITY AND CAPITAL RESOURCES

  The Company has funded its operations primarily from license revenue received from inception to December 31, 1997 and, to a lesser extent, the sale of approximately $7.7 million of Preferred Stock and a warrant.

  The Company's operating activities were essentially cash neutral in fiscal 1995, provided net cash of $566,000 in fiscal 1996, provided net cash of $757,000 in fiscal 1997 and provided net cash of $703,000 in the quarter ended December 31, 1997. Net cash provided by operating activities in fiscal 1996 and fiscal 1997 was due primarily to net income plus depreciation and amortization.

  Net cash used in investing activities was $86,000, $3.0 million, $4.6 million and $742,000 in fiscal 1995, 1996 and 1997 and the quarter ended December 31, 1997, respectively. Investing activities have consisted primarily of net purchases of marketable securities and purchases of property and equipment. See Notes 5 and 6 of Notes to Financial Statements.

  Net cash provided by financing activities was $57,000, $3.2 million, $4.2 million and $7,000 in fiscal 1995, 1996 and 1997 and the quarter ended December 31, 1997, respectively. Financing activities have consisted primarily of sales of Convertible Preferred Stock partially offset, in 1996, by payments on the Company's line of credit. See Notes 7 and 9 of Notes to Financial Statements.

  At December 31, 1997, the Company had cash, cash equivalents and current marketable securities of $3.5 million. As of December 31, 1997, the Company had retained earnings of $1.2 million and working capital of $4.0 million, net of a short term component comprised of deferred revenue of $2.0 million. The Company anticipates spending at least $850,000 for equipment lease and office lease payments and approximately $3.4 million for capital expenditures over the next 12 months. See Note 8 of Notes to Financial Statements.

  The Company renewed its $300,000 line of credit with Union Bank of California, N.A. ("Union Bank") in May 1996. Pursuant to its agreement with Union Bank, the Company is required to satisfy certain financial covenants, including those relating to working capital, tangible net worth and after tax profit levels. As of December 31, 1997, the Company had no borrowings under this credit facility.

  The Company intends to continue to invest heavily in the development of new products and enhancements to its existing products. The Company's future liquidity and capital requirements will depend upon numerous factors, including the costs and timing of expansion of product development efforts and the success of these development efforts, the costs and timing of expansion of sales and marketing activities, the extent to which the Company's existing and new products gain market acceptance, competing technological and market developments, the costs involved in maintaining and enforcing patent claims and other intellectual property rights, the level and timing of license revenue, available borrowings under line of credit arrangements and other factors. The Company believes that the proceeds from this Offering, together with the Company's current cash balances and any cash generated from operations and from available or future debt financing, will be sufficient to meet the Company's operating and capital requirements for at least the next 12 months. However, there can be no assurance that the Company will not require additional financing within this time frame. The Company has no current plans, and is not currently negotiating, to obtain additional financing following the completion of this Offering. The Company's forecast period of time through which its financial resources will be adequate to support its operations is a forward looking statement that involves risks and uncertainties, and actual results could vary. The factors described in this paragraph will affect the Company's future capital requirements and the adequacy of its available funds.

The Company may be required to raise additional funds through public or private financing, strategic relationships or other arrangements. There can be no assurance that such funding, if needed, will be available on terms attractive to the Company, or at all. Furthermore, any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants. Strategic arrangements, if necessary to raise additional funds, may require the Company to relinquish its rights to certain of its technologies or products. The failure of the Company to raise capital when needed could have a material adverse effect on the Company's business, operating results and financial condition. See "Risk Factors--Future Capital Needs; Uncertainty of Additional Funding" and "Use of Proceeds."

                                   BUSINESS

  Artisan is a leading developer of high performance, low power and high density embedded memory and other IP components for the design and manufacture of complex ICs. The Company offers highly differentiated memory, standard cell and I/O components that meet the acute needs of complex System-on-a-Chip ICs for performance, power and density. Together, memory, standard cell and I/O components constitute approximately 80% of the silicon area on a typical System-on-a-Chip IC. The Company's products are optimized for each customer's manufacturing process and are delivered ready for use with industry standard and proprietary IC design tools. The Company licenses its products to semiconductor manufacturers and fabless semiconductor companies for the design of ICs used in complex, high volume applications, such as portable computing devices, cellular phones, consumer multimedia products, automotive electronics, personal computers and workstations.

INDUSTRY BACKGROUND

  The development of the merchant IP component market has resulted from the continuing trend toward horizontal specialization in the semiconductor industry, a trend that has been driven by a growth in manufacturing capacity and an increasing focus on core competencies. In the 1970s, semiconductor companies were vertically integrated and responsible for all aspects of IC production, including IC design, EDA tool design, IP component design and IC manufacturing. In the 1980s, application specific integrated circuit ("ASIC") companies developed a new approach that allowed their customers to perform the logic design of an IC while they performed the detailed physical implementation of the design and manufactured the IC. In addition, standalone EDA tool vendors achieved success by providing software design tools to complement those developed by internal divisions of semiconductor companies. The early 1990s saw the emergence of a number of fabless semiconductor companies that chose to focus on specific design expertise, take advantage of the availability of excess semiconductor manufacturing capacity and avoid the capital expenditures necessary to build fabrication facilities. Throughout this period, semiconductor manufacturers continued to focus on their core competencies: semiconductor design and manufacturing processes. Today, with the emergence of System-on-a-Chip ICs, semiconductor manufacturers are beginning to outsource the design of particular IP components critical to the successful development of System-on-a-Chip ICs. This trend favors the emergence of a substantial merchant IP component market that is estimated by industry sources to grow from approximately $760 million in 1997 to approximately $2.6 billion in the year 2001.

  Over the past three decades, advances in semiconductor manufacturing processes have enabled the transistor density on ICs to double every 18 months. Today, it is possible to place approximately 40 million transistors on a single IC, a number that is widely expected to increase to nearly 100 million transistors by the end of the decade. State of the art fabrication facilities of the 1980s produced ICs using process geometries of 1.0^ (one millionth of a meter). Current state of the art fabrication facilities use 0.25^ process geometries, and many semiconductor manufacturers have begun the transition to facilities using 0.18^ processes. These advances enable the manufacture of highly complex System-on-a-Chip ICs, resulting in substantial performance, power, cost and reliability improvements over conventional multi-chip systems on printed circuit boards ("PCB Systems"). System-on-a-Chip ICs combine all of the functionality of PCB Systems onto a single IC and are optimal for use in complex, high volume applications such as portable computing devices, cellular phones, consumer multimedia products, automotive electronics, personal computers and workstations.

    [Schematic depiction of a printed circuit board and a System-on-a-Chip]

  As shown above, in both a PCB System and a System-on-a-Chip, the primary building blocks include memory, standard cell (logic), I/O, microprocessor, digital signal processor ("DSP"), mixed-signal and analog components. However, integration of these components into System-on-a-Chip ICs at deep submicron process geometries is far more complex than the design of a traditional PCB System. With continuing advances in manufacturing processes, an increasing number of individual transistors must be designed and tested and, consequently, the gap is increasing between what can be manufactured and what can be designed within the time to market requirements of the semiconductor manufacturer. As a result, the full value of today's semiconductor manufacturing processes is rarely realized, with designers settling for partial utilization of the process in the interest of meeting cost and schedule requirements. Given shorter product life cycles and the importance of reducing time to market, the use of merchant IP components to leverage design and manufacturing capabilities can be a significant competitive advantage to semiconductor manufacturers.

  Semiconductor manufacturers require solutions that fully utilize their manufacturing processes in order to maximize performance, speed and density while reducing time to market. Although the merchant EDA industry has successfully developed partial solutions to increase design productivity, EDA tools have not completely overcome the time constraints posed by the need to create IP components for each IC design in a compressed time to market window. Merchant suppliers of portable generic IP libraries have also improved design productivity by offering products designed to work with many manufacturing processes. However, these generic libraries do not fully utilize the depth and strengths of a particular manufacturing process. Semiconductor manufacturers have also tried to expand their design resources, but establishing and maintaining a large internal design group may divert finite resources from a semiconductor manufacturer's core competencies. Despite the development and use of EDA tools and generic libraries and the expansion of internal design resources, the rapid pace of manufacturing process improvements has continued to outstrip design capabilities. As a result, the Company believes many semiconductor manufacturers will utilize merchant IP components in order to maximize the performance of their product offerings and improve their time to market.

THE ARTISAN SOLUTION

  Artisan is a leading developer of high performance, low power and high density embedded memory, standard cell and I/O components for the design and manufacture of complex ICs. The Company provides IP components that are optimized for each customer's manufacturing process.

  The Company's IP components are designed to offer customers the following benefits:

  Performance, Power and Reliability. Artisan delivers high performance, low power and reliable IP components through a combination of design expertise and proprietary technology and design tools. The Company's IP components, which are customized, verified and tested for a particular manufacturing process, require little or no integration by customers and have been proven by use in 25 different manufacturing processes. Many of the Company's products are designed to achieve speeds in excess of 300 MHz.

  Significant Time to Market Advantages. The Company enables semiconductor manufacturers to reduce the time required to bring new ICs to market by (i) eliminating the customer's need to design IP components, (ii) delivering products designed for a specific manufacturing process and (iii) delivering products ready for use with industry standard and proprietary IC design tools. The Company's products can be reused in multiple customer designs, which reduces design time and decreases time to market for new ICs.

  Long Term Product Development Path. Artisan's IP component technology provides semiconductor manufacturers with reliable building blocks for future generations of their complex IC designs. Artisan's ability to adapt and customize IP components used in one process and one design for use in additional designs and processes provides each customer with a clear development path for future designs and processes. This enables the Company's customers to standardize on Artisan products, accelerate their product development and focus internal engineering resources on core competencies, including semiconductor design and manufacturing processes.

  Cost Effective Solutions. As semiconductor dies shrink and the complexity of IC designs increases, the cost to design System-on-a-Chip ICs increases significantly. By providing reliable products with significant time to market benefits, Artisan enables customers to reduce design costs, minimize integration costs and increase manufacturing yield. Moreover, by using the Company's products, semiconductor manufacturers avoid the cost of recruiting and training a significant group of engineers dedicated to IP component design.

ARTISAN STRATEGY

  The Company's objective is to be the leading supplier of high performance IP components to the semiconductor industry. The Company's strategy is based upon the following key elements:

  Focus on Key Components For High Volume System-on-a-Chip ICs. The Company has targeted the rapidly growing System-on-a-Chip industry with high performance memory, standard cell and I/O components. Together, these components constitute approximately 80% of the silicon area on a typical System-on-a-Chip IC. Improvements in the performance of these components, particularly memory, can have a substantial impact on the overall performance of the IC.

  Target Leading Semiconductor Manufacturers. The Company focuses on licensing its products to the world's leading semiconductor manufacturers. These manufacturers represent the largest revenue potential for the Company because they utilize the most advanced manufacturing processes, manufacture the largest number of ICs, have the most pressing need for high performance IP components and face the greatest time to market pressures. To date, the Company has licensed its products to many leading semiconductor manufacturers including Chartered, Fujitsu, GEC Plessey, NEC, OKI, SGS-THOMSON, Toshiba, TSMC and VLSI Technology.

  Generate Revenue Through Innovative Business Model. In late fiscal 1996, the Company began implementation of a royalty based business model that is intended to generate revenue from both license fees and future royalties. All of the new licensees with whom the Company has contracted since August 1996 have agreed to the Company's royalty based model. However, since certain licensees which have previously contracted with the Company based on the older model have resisted conversion to a royalty based model, the Company believes that the introduction of such model can only be described as a limited success. The Company currently generates revenue solely from license fees, but the Company expects to recognize royalty revenue beginning in fiscal 1999 when the Company's customers which have entered royalty based licenses are expected to begin the manufacture and sale of products incorporating the Company's components. Royalties will be based on per unit sales of ICs and will generally be based on the silicon area of an IC occupied by the Company's IP components. In order to maximize royalties, the Company primarily licenses its products on a nonexclusive, worldwide basis to major semiconductor manufacturers and grants these manufacturers the right to distribute the Company's IP components freely to their internal design teams and to fabless semiconductor companies that manufacture at the same facility. As a result, the Company believes its license agreements will facilitate the broad and rapid penetration of the Company's products into multiple designs, and thereby increase potential royalty revenue.

  Proliferate Artisan's IP Components Throughout Customer Designs. The Company intends to establish itself as the DE FACTO supplier of key IP components across multiple IC designs and new product generations for each customer. By making its components easy to integrate into the customer's design methodologies and supporting both industry standard and proprietary IC design tools, Artisan facilitates the ready inclusion of its IP components in a large number of designs. For example, SGS-THOMSON has licensed Artisan's embedded memory products for use in more than 200 of SGS-THOMSON's IC designs.

  Leverage Product Development Process. Artisan has developed a large portfolio of IP building blocks and design tools that allows the Company to rapidly develop new products. As its customer relationships mature, the Company believes that the development time for additional products for a customer will decrease due to the Company's growing base of knowledge and understanding of the customer's manufacturing processes. The Company intends to continue to improve the efficiency of its product development process in order to decrease product delivery time.

  Maintain Technological Leadership. The Company believes that it provides the fastest memory products and the most dense standard cell product currently available in the merchant IP component market. The Company intends to maintain its technological leadership position by continuing to develop a significant portfolio of IP building blocks upon which it can base new generations of products and make enhancements to existing products. The Company also intends to maintain its expertise in state of the art manufacturing processes by working with customers during their new process development efforts.

PRODUCTS AND APPLICATIONS

 Products

  Artisan's current family of IP components includes high performance and low power memory, standard cell and I/O components. Initial license fees typically range from $400,000 to $800,000 per component, depending on the amount of customization and the number of design views and models required.

  Artisan's products are developed and delivered using a proprietary methodology that includes a set of design tools, techniques and specific design expertise that the Company calls

"Process-Perfect." This methodology ensures that the IP components produced by Artisan are designed to achieve the best combination of performance, power, density and yield for a given manufacturing process. In addition, the Company has created a flexible portfolio of IP building blocks. This portfolio, combined with the Process-Perfect methodology, allows the Company to satisfy its customers' schedule and quality requirements in a cost effective manner. Artisan's IP components are easily integrated into a variety of customer design methodologies and support industry standard IC design tools, including those from EDA tool vendors such as Cadence, Synopsys and Avant!, as well as customers' proprietary IC design tools. To support these various IC design tool environments, each of the Company's products includes a comprehensive set of verified tool models.

  MEMORY PRODUCTS. Artisan's embedded memory products include random access memories ("RAMs"), read only memories ("ROMs") and register files. The Company's HS300 and LP133 products include single- and dual-port RAM and ROM products and dual- and triple-port register files. The Company's embedded memory products are configurable and vary in size to meet the customer's specification. For example, the Company's RAM products will support sizes from 2 to 128 bits wide and from 16 to 8,192 words. All of the Company's memory products include features such as a power down mode, low voltage data retention and fully static operation. In addition, the Company's memory products include built-in test interfaces that support popular test methodologies.

    HS300. The HS300 products are designed to achieve speeds in excess of 300 MHz for 0.25(micron) manufacturing processes. The Company achieves the high performance of its HS300 products through a combination of proprietary design innovations that include latch based sense amplifiers, high speed row select technology, precise core cell balancing and rapid recovery bitlines.

    LP133. The LP133 products are designed to operate at low power levels and to achieve speeds in excess of 133 MHz for 0.25(micron) manufacturing processes. The LP133 products achieve low power through a combination of proprietary design innovations that include latch based sense amplifiers, a power efficient banked memory architecture, precise core cell balancing and unique address decoder and driver circuitry.

  Standard Cell Product. Artisan's standard cell product includes over 400 cells optimized for each customer's manufacturing process and IC design tool environment resulting in greater density as compared to competitive standard cell products. The Company's standard cell product utilizes each customer's proprietary manufacturing process rules including stacked contact-via, silicided diffusion and local interconnect layers. All functions are available in at least four drive strengths, and the Company's inverters, buffers and 3-state drivers are each available in nine drive strengths.

  I/O Products. The Company's I/O products comply with industry standard specifications and conform to the ESD and electrical guidelines of each customer's manufacturing process, resulting in improved manufacturing yield and reliability. Examples of the Company's I/O products include oscillator circuits, slew-rate controlled I/Os and I/Os with selectable output drive strengths. The Company's I/O products are designed to support ICs incorporating industry standard PCI, GTL and PECL interfaces or custom interfaces.

 Applications

  SGS-THOMSON has licensed memory products from Artisan since 1992 because such products have met SGS-THOMSON's demanding requirements for performance, density, power and yield. SGS-THOMSON believes that Artisan's memory products significantly increase the value of its IC offerings to customers. SGS-THOMSON has used Artisan's embedded memory products in more than 200 of its IC designs. SGS-THOMSON has licensed Artisan's embedded memory products for six different manufacturing processes, including its 0.5(micron), 0.35(micron) and 0.25(micron) process geometries.

  In 1994, NEC began developing a complex IC for the Nintendo 64 video entertainment system. NEC selected Artisan's memory products because they would enable NEC to show a clear competitive advantage in the workstation, graphics/multimedia and networking market segments. Artisan was able to deliver memory products that were customized for NEC's manufacturing process on an aggressive delivery schedule which allowed NEC to focus on other design attributes of the IC for the Nintendo 64. NEC has since licensed Artisan's memory products for its 0.5(micron), 0.35(micron) and 0.25(micron) manufacturing processes.

  In June 1997, Fujitsu signed an agreement with Artisan to purchase a variety of Artisan's products, including embedded memory, standard cell and I/O cell products, for initial implementation into its advanced 3D graphics ICs. By utilizing the Company's products, Fujitsu can accelerate its product development and meet the needs of its graphics architecture. The ICs will be built using Fujitsu's 0.25(micron) manufacturing process and will use a variety of Artisan's products, including the HS300 embedded memory, standard cell and I/O products to support Fujitsu's high performance requirements.

PRODUCT DEVELOPMENT

  The Company has targeted the rapidly growing System-on-a-Chip market with high performance and low power memory, standard cell and I/O products. The ability of the Company to compete in the future will be substantially dependent on its ability to continually create competitive technologies to meet changing market needs. To this end, the Company's engineers are involved in the development of more advanced versions of the Company's products as well as the development of new products. The Company has assembled a team of highly skilled engineers whose activities are focused on the development of IP components for current and anticipated manufacturing processes. Because of the complexity of these activities, the design and development process at Artisan is a multidisciplinary effort requiring expertise in electronic circuit design, process technology, physical layout, design software, model generation, data analysis and processing and general IC design.

  As of December 31, 1997, Artisan had 47 employees in the engineering department. In fiscal 1995, 1996 and 1997 and the first quarter of fiscal 1998, total engineering costs were approximately $2.0 million, $2.4 million, $4.8 million and $1.9 million, respectively. Engineering costs are allocated between cost of revenue and product development expense. Engineering efforts devoted to developing products for specific customer projects are recognized as cost of revenue while the balance of engineering costs, incurred for general development of Artisan's technology, is charged to product development. The Company expects that it will continue to invest substantial funds for engineering activities. There can be no assurance that the Company can develop and introduce new technology in a timely fashion or that such new technology will be accepted by the market. See "Risk Factors--New Product Development and Technological Change."

  The Company's customers compete in the semiconductor industry, which is subject to rapid technological change, frequent introductions of new products, short product life cycles, changes in customer demands and requirements and evolving industry standards. Accordingly, the Company's future success will depend on its ability to continue to enhance its existing products and to develop and introduce new products that satisfy increasingly sophisticated customer requirements and that keep pace with new product introductions, emerging manufacturing processes and other technological developments in the semiconductor industry. The development of new manufacturing processes, introduction of products embodying new technologies and the emergence of new industry standards can render existing products obsolete and unmarketable. Any failure by the Company to anticipate or respond adequately to changes in manufacturing processes or customer requirements, or any significant delays in product development or introduction, would have a material adverse effect on the Company's business, operating results and financial condition. There can be no assurance that the Company will not experience difficulties which could delay or prevent the successful development, introduction and sale of new or enhanced products or that such new or enhanced products will achieve market acceptance. Any delay in release dates of new or enhanced products could materially adversely affect the Company's business, operating results and financial condition. The Company could also be exposed to litigation or claims from its customers in the event that it does not satisfy its delivery commitments. There can be no assurance that any such claim would not have a material adverse effect on the Company's business, operating results and financial condition.

CUSTOMERS

  The Company is focused on licensing its products to manufacturers in the semiconductor market. Many of the world's leading semiconductor manufacturers are among the Company's customers, and since inception the Company has sold its products to 21 semiconductor manufacturers and fabless semiconductor companies. The following chart identifies all customers that initiated new licenses of IP components from the Company since the beginning of fiscal 1995.

                   SELECTED CUSTOMERS FOR ARTISAN'S PRODUCTS

                                                                          MANUFACTURING PROCESSES
                           ORIGINAL               --------------------------------------------------------------------------
CUSTOMER                 LICENSE DATE PRODUCT(S)* 1.0(micron) 0.8(micron) 0.6(micron) 0.5(micron)  0.35(micron) 0.25(micron)
--------                 ------------ ----------- ----        ----        ----        ----         -----        -----
Analog Devices..........     3/94         SC                                X
ATI**...................     8/95       SC, I/O                             X            X             X            X
Chartered...............     2/97          M                                                           X
DOD.....................     4/93         SC        X            X                       X
Fujitsu.................     5/96     M, SC, I/O                                         X                          X+
GEC Plessey.............     7/94         SC                                 X                         X
ITT Electronics.........     1/97         SC                     X
LSI Logic...............     1/95          M                     X           X           X
NEC.....................     6/94          M                                             X             X            X
Newport Wafer Fab.......    12/97     M, SC, I/O                                         X+            X+
OKI.....................     6/96        M, SC                                           X             X            X
Quickturn Design
 Systems................     8/91          M        X                                    X
SGS-THOMSON.............     3/92          M                                             X            X            X
Toshiba.................     8/96          M                                                          X
TSMC....................    12/97        M, SC                                                                     X+
VLSI Technology.........    11/97          M                                                                       X+

--------
* For purposes of this table, "M" refers to memory products, "SC" refers to standard cell products and "I/O" refers to I/O cell products.
** The 0.6(micron) process was licensed in November 1993 by Tseng Labs, the graphics business of which was acquired by ATI in 1997.
+ The Company is currently in the process of completing delivery of an initial product for this manufacturing process.

  The Company has been dependent on a relatively small number of customers for a substantial portion of its annual revenue, although the customers comprising this group have changed from time to time. In fiscal 1995, SGS-THOMSON, NEC, the DOD, Samsung and LSI Logic accounted for 20%, 17%, 17%, 11% and 10% of revenue, respectively. In fiscal 1996, ATI, SGS-THOMSON, OKI and the DOD accounted for 37%, 20%, 15% and 10% of revenue, respectively. In fiscal 1997, SGS-THOMSON, Fujitsu, OKI and NEC accounted for 27%, 24%, 16% and 13% of revenue, respectively. In the quarter ended December 31, 1997, OKI, Fujitsu, ATI, SGS-THOMSON and NEC accounted for 21%, 18%, 17%, 16% and 14% of revenue, respectively. The Company anticipates that its revenue will continue to depend on a limited number of major customers for the foreseeable future, although the companies considered to be major customers and the percentage of revenue represented by each major customer may vary from period to period depending on the addition of new contracts and the number of designs utilizing the Company's products. None of the Company's customers has a written agreement with the Company that obligates it to license additional products, and there can be no assurance that any customer will license IP components from the Company in the future. The loss of one or more of the Company's major customers, or reduced orders by one or more of such customers, could materially adversely affect the Company's business, operating results and financial condition. See "Risk Factors--Customer Concentration" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  There can be no assurance that the Company will be successful in continuing to license its products to current customers or in entering into licenses with additional semiconductor manufacturers. The Company faces numerous risks in successfully obtaining orders from customers on terms consistent with the Company's business model including, among others, the lengthy and expensive process of building a relationship with a potential customer before reaching an agreement with such party to license the Company's products; persuading large semiconductor manufacturers to work with, disclose proprietary information to and rely upon, a smaller company, such as the Company; and persuading potential customers to bear certain development costs associated with development of customized components. In addition, there are a relatively limited number of semiconductor manufacturers to which the Company can license its technology in a manner consistent with its business model. The Company also faces significant competition from internal design groups of semiconductor manufacturers. See "--Competition" and "Risk Factors-- Competition."

SALES, MARKETING AND DISTRIBUTION

  The Company primarily licenses its products on a nonexclusive, worldwide basis to major semiconductor manufacturers and grants these manufacturers the right to distribute its IP components freely to their internal design teams and to fabless semiconductor companies that manufacture at the same facility. The Company's sales, marketing and distribution approach gives it an advantage over its competitors since the Company is able to leverage its customers' sales and marketing organizations and avoid the costs associated with hiring, training and compensating the large sales force necessary to sell directly to each end user customer. As of December 31, 1997, the Company's sales and marketing organization was comprised of 11 sales and four marketing employees. In parts of Asia, the Company relies in part on a consulting company to assist its sales efforts.

  A substantial portion of the Company's revenue is derived from customers outside the United States. In fiscal 1995, 1996 and 1997 and the first quarter of fiscal 1998, revenue derived from customers outside the United States, primarily in Asia and Europe, represented approximately 55%, 47%, 67% and 60%, respectively, of the Company's revenue. The Company anticipates that international revenue will remain a substantial portion of its revenue in the future. To date, all of the revenue from international customers has been denominated in U.S. dollars. In the event that the Company's competitors denominate their sales in currencies that become relatively inexpensive in comparison to the U.S. dollar, the Company may experience fewer orders from international customers whose business is based primarily on the less expensive currencies. To date, the Company has not experienced any negative impact as a result of the financial and stock market dislocations that occurred in the Asian financial markets during 1997; however, there can be no assurance that present or future dislocations will not have a material adverse effect on the Company's business, operating results and financial condition. The Company intends to continue to expand its sales and marketing activities in Asia and Europe. The Company's expansion of its international business involves a number of risks including the impact of possible recessionary environments in economies outside the United States; political and economic instability; exchange rate fluctuations; longer receivables collection periods and greater difficulty in accounts receivable collection from customers; unexpected changes in regulatory requirements; reduced or limited protection for intellectual property rights; export license requirements; tariffs and other trade barriers; and potentially adverse tax consequences. There can be no assurance that the Company will be able to sustain or increase revenue derived from international customers or that the foregoing factors will not have a material adverse effect on the Company's business, operating results and financial condition. See "Risk Factors--Risks Associated with International Sales."

COMPETITION

  The Company's strategy of targeting semiconductor manufacturers that participate in, or may enter, the System-on-a-Chip market requires the Company to compete in intensely competitive markets. Within the merchant segment of the IP market, the Company competes primarily against Aspec, Avant!, Cascade Design, Mentor Graphics and Synopsys. In addition, the Company may face competition from consulting firms and companies that typically have operated in the generic library segment of the IP market and that now seek to offer customized IP components as an enhancement to their generic solutions. The Company also faces significant competition from internal design groups of the semiconductor manufacturers that are expanding their portfolio of IP components to participate in the System-on-a-Chip market. These internal design groups compete with the Company for access to the parent's IP component requisitions and may eventually compete with the Company to supply IP components to third parties on a merchant basis. There can be no assurance that internal design groups will not expand their product offerings to compete directly with those of the Company or will not actively seek to participate as merchant vendors in the IP component market by selling to third party semiconductor manufacturers or, if they do, that the Company will be able to compete against them successfully. In addition to competition from companies in the merchant IP component market, the Company faces competition from vendors that supply EDA software tools, including certain of those mentioned above, and there can be no assurance that the Company will be able to compete successfully against them.

  The Company expects competition to increase in the future from existing competitors and from new market entrants with products that may be less costly than the Company's IP components or that may provide better performance or additional features not currently provided by the Company. The Company believes that the principal competitive factors for IP components are speed, power usage, density, reliability and price. The Company believes that, on balance, it competes favorably with respect to the above factors.

  Many of the Company's current and potential competitors have substantially greater financial, technical, manufacturing, marketing, distribution and other resources, greater name recognition and market presence, longer operating histories, lower cost structures and larger customer bases than the Company. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements. In addition, certain of the Company's principal competitors offer a single vendor solution, since, in the case of EDA companies, they maintain their own EDA design tools and IP component libraries, or, in the case of internal design groups, they provide IP components developed to utilize the qualities of a given manufacturing process, and may therefore benefit from certain capacity, cost and technical advantages. The Company's ability to compete successfully in the emerging market for IP components will depend upon certain factors, many of which are beyond the Company's control including, but not limited to, success in designing new products; implementing new designs at smaller process geometries; access to adequate EDA tools (many of which are licensed from the Company's current or potential competitors); the price, quality and timing of new product introductions by the Company and its competitors; the emergence of new IP component interchangeability standards; the widespread licensing of IP components by semiconductor manufacturers or their design groups to third party manufacturers; the ability of the Company to protect its intellectual property; market acceptance of the Company's IP components; success of competitive products; market acceptance of products using System-on-a-Chip ICs; and industry and general economic conditions. There can be no assurance that the Company will be able to compete successfully in the emerging merchant IP component market. See "Risk Factors--Competition."

PATENTS AND INTELLECTUAL PROPERTY PROTECTION

  The Company relies primarily on a combination of nondisclosure agreements and other contractual provisions and patent, trademark, trade secret, and copyright law to protect its proprietary rights. The Company has an active program to protect its proprietary technology through the filing of patents. As of December 31, 1997, the Company had applications for 13 patents on file with the USPTO. To date, the USPTO has issued a notice of allowance with respect to a patent relating to reducing power consumption of the Company's memory products and a second patent relating to increasing the speed of the Company's memory products. The Company expects that the USPTO will issue patents relating to the notices of allowance within the next six months. There can be no assurance, however, that such patents will actually be issued. As of December 31, 1997, the Company had no filings for foreign patents, but the Company intends to file such foreign patent applications as appropriate in the future. There can be no assurance that the Company's pending patent applications will be approved, that any issued patents will protect the Company's intellectual property or will not be challenged by third parties, or that the patents of others will not have an adverse effect on the Company's ability to do business. Furthermore, there can be no assurance that others will not independently develop similar or competing technology or design around any patents that may be issued to the Company.

  The Company also relies on trademark and trade secret laws to protect its intellectual property. The Company protects its trade secrets and other proprietary information through confidentiality agreements with its employees and customers and other security measures. Despite these efforts, there can be no assurance that others will not gain access to the Company's trade secrets, that such trade secrets will not be independently discovered by competitors or that the Company can meaningfully protect its intellectual property. In addition, effective trade secret protection may be unavailable or limited in certain foreign countries. Although the Company intends to protect its rights vigorously, there can be no assurance that such measures will be successful.

  Failure of the Company to enforce its patents, trademarks or copyrights or to protect its trade secrets could have a material adverse effect on the Company's business, operating results and financial condition. There can be no assurance that such intellectual property rights can be successfully asserted in the future or will not be invalidated, circumvented or challenged. From time to time, third parties, including competitors of the Company, may assert patent, copyright and other intellectual property rights to technologies that are important to the Company. There can be no assurance that third parties will not assert infringement claims against the Company in the future, that assertions by third parties will not result in costly litigation or that the Company would prevail in any such litigation or be able to license any valid and infringed patents from third parties on commercially reasonable terms. Litigation, regardless of the outcome, could result in substantial cost and would divert resources of the Company. Any infringement claim or other litigation against or by the Company could materially adversely affect the Company's business, operating results and financial condition.

  In addition, there can be no assurance that competitors of the Company, many of which have substantial resources and have made substantial investments in competing technologies, do not have, or will not seek to apply for and obtain, patents that will prevent, limit or interfere with the Company's ability to make, use or sell its products either in the United States or in international markets. There can be no assurance that the Company will not in the future become subject to patent infringement claims and litigation or interference proceedings declared by the USPTO to determine the priority of inventions. The defense and prosecution of intellectual property suits, USPTO interference proceedings and related legal and administrative proceedings are both costly and time consuming. Any such suit or proceeding involving the Company could have a material adverse effect on the Company's business, operating results and financial condition. See "Risk Factors--Risks Associated with Protection of Intellectual Property."

EMPLOYEES

  As of December 31, 1997, the Company had 72 fulltime employees. Of this total, 47 were in engineering, 15 were in sales and marketing and 10 were in finance and administration. None of the Company's employees is represented by a labor union or is subject to a collective bargaining agreement. The Company has never experienced a work stoppage and believes that its relations with employees are good.

  The Company's success depends in large part on the continued contributions of its key management, engineering, sales and marketing personnel, many of whom are highly skilled and would be difficult to replace. None of the Company's senior management or key technical personnel is bound by an employment contract. In addition, the Company does not currently maintain key man life insurance covering its key personnel. The Company believes that its success depends to a significant extent on the ability of its management to operate effectively, both individually and as a group. The Company must also attract and retain highly skilled managerial, engineering, sales and marketing and finance personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be successful in attracting and retaining such personnel. The loss of the services of any of the key personnel, the inability to attract or retain qualified personnel in the future or delays in hiring required personnel, particularly engineers, could have a material adverse effect on the Company's business, operating results and financial condition. See "Management--Executive Officers and Directors."

FACILITIES

  The Company's executive, administrative and technical offices currently occupy 32,660 square feet in Sunnyvale, California, under a lease that expires in 2004. The Company sublets to a third party the 16,797 square foot space it formerly occupied in San Jose, California. The lease on the San Jose space expires in 2001. The Company believes that its existing facilities are adequate to meet its current needs but that it may need to seek additional space in the future. The Company believes that suitable additional space will be available on commercially reasonable terms as needed.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The executive officers and directors of the Company, their positions and their ages (as of December 31, 1997) are as follows:

NAME                         AGE POSITION
----                         --- --------
Mark R. Templeton...........  39 President, Chief Executive Officer and Director
Scott T. Becker.............  37 Chief Technical Officer and Director
Robert D. Selvi.............  41 Vice President, Finance and Chief Financial
                                 Officer
Larry J. Fagg...............  51 Vice President, Worldwide Sales
Dhrumil Gandhi..............  40 Vice President, Engineering
Jeffrey A. Lewis............  37 Vice President, Marketing
Daniel I. Rubin.............  37 Vice President, Business Development
Lucio L. Lanza(1)(2)........  53 Chairman of the Board of Directors
Dr. Eli Harari(1)(2)........  52 Director

--------
(1) Member of the Compensation Committee
(2) Member of the Audit Committee

  MARK R. TEMPLETON has served as President, Chief Executive Officer and a director of the Company since April 1991 when he co-founded the Company. From April 1990 to March 1991, Mr. Templeton was director of the Custom IC Design Group at Mentor Graphics, an EDA company. From October 1984 to March 1990, he held a variety of positions with Silicon Compilers Systems Corporation ("Silicon Compilers"), an EDA company, with the last position being Director of Custom IC Design Group. Mr. Templeton received a B.S.E.E. from Boston University.

  SCOTT T. BECKER has served as Chief Technical Officer and a director of the Company since April 1991 when he co-founded the Company. From April 1990 to April 1991, he was the manager of the library development group at the IC Division of Mentor Graphics. From May 1985 to April 1990, he was responsible for library development at Silicon Compilers. Mr. Becker received a B.S.E.E. from the University of Illinois and a M.S.E.E. from Santa Clara University.

  ROBERT D. SELVI has served as Vice President, Finance and Chief Financial Officer of the Company since June 1997. From May 1995 until May 1997, Mr. Selvi served as Vice President and Chief Financial Officer of Cooper & Chyan Technology, Inc., an EDA company. From February 1992 to April 1995, he served as Senior Vice President, Operations and Finance and Chief Financial Officer of Claris Corp., a software subsidiary of Apple Computer, Inc. ("Apple"), a computer hardware and software company. From October 1982 to January 1992, Mr. Selvi served in a variety of managerial capacities at Apple, including, among others, Senior Manager of Corporate Development, Assistant Treasurer and Manager of Financial Services. Mr. Selvi received a B.S. in Finance and a M.B.A. from Santa Clara University.

  LARRY J. FAGG has served as Vice President of Worldwide Sales of the Company since August 1997. From May 1995 to August 1997, he served as Director, North American Sales at Silicon Architects group of Synopsys, an EDA company. From May 1994 to May 1995, he served as Vice President of North American Sales at CrossCheck Technology, Inc., an EDA company. From December 1988 to May 1994, he served as Vice President, Strategic Alliances of Cadence, an EDA company.

  DHRUMIL GANDHI has served as Vice President of Engineering of the Company since May 1993. From July 1983 to May 1993, he served as Senior Manager for Advanced ASIC Design

Systems at Mentor Graphics. He received a B.S.E.E. from the Indian Institute of Technology and a M.S.E.E. from the California Institute of Technology.

  JEFFREY A. LEWIS has served as Vice President of Marketing of the Company since September 1996. From August 1994 to September 1996, he served in several managerial capacities at Compass Design Automation, Inc. ("Compass"), an EDA company, the most recent of which was Vice President of Corporate Marketing. Prior to joining Compass, from April 1992 to August 1994, Mr. Lewis was Director of Marketing at Redwood Design Automation, Inc., an EDA company. Mr. Lewis received a B.S.E.E., a B.A. in Economics and a M.B.A., all from the University of California, Berkeley.

  DANIEL I. RUBIN has served in several capacities at the Company since 1991 when he co-founded the Company and most recently has served as its Vice President of Business Development. From June 1988 to June 1990, he served as managing director of the Hong Kong subsidiary of Ultratech Stepper, Inc., a semiconductor capital equipment manufacturer, and was responsible for all sales, marketing and service. Mr. Rubin received a B.A. in Physics from Pomona College.

  LUCIO L. LANZA has served as a director of the Company since March 1996 and was named Chairman of the Board of Directors in November 1997. Mr. Lanza joined U.S. Venture Partners as a partner in 1990 and became a general partner in 1996. From 1990 to 1995, Mr. Lanza also served as an independent consultant to companies in the semiconductor, communications and computer-aided design companies. From 1986 to 1989, he served as Chief Executive Officer of EDA Systems, Inc., a design automation software company. Mr. Lanza also serves on the boards of directors of Raster Graphics, Inc. and several private companies including CAD.LAB, Inc., PDF Solutions, Inc., and Veridicom, Inc. Mr. Lanza received a doctorate degree in Electronic Engineering from Politecnico of Milano.

  DR. ELI HARARI has served as a director of the Company since November 1997. Dr. Harari is the founder of Sandisk Corporation ("Sandisk"), a flash memory data storage product company, and has served as the President, Chief Executive Officer and a director of Sandisk since June 1988. Dr. Harari founded Wafer Scale Integration, a privately held semiconductor company, in 1983 and was its President and Chief Executive Officer from 1983 to 1986, and Chairman and Chief Technical Officer from 1986 to 1988. From 1973 to 1983, Dr. Harari held various management positions with Honeywell Inc., Intel Corporation and Hughes Aircraft Microelectronics. Dr. Harari received a Ph.D. in Solid State Sciences from Princeton University.

  All directors are elected at the Annual Meeting of Stockholders and hold office until the election and qualification of their successors at the next Annual Meeting of Stockholders. Officers serve at the discretion of the Board of Directors and, therefore, the term of office for each officer is indefinite. There are no family relationships among any of the Company's directors or executive officers.

BOARD COMMITTEES

  The Company's Board of Directors has an Audit Committee and a Compensation Committee. The Audit Committee is currently comprised of directors Lanza and Harari. The Audit Committee's functions are expected to include the following upon the closing of this Offering: (i) recommending annually to the Board of Directors the appointment of the independent public accountants of the Company, (ii) reviewing the scope of the prospective annual audit and reviewing the results thereof with the independent public accountants, (iii) reviewing non-audit services of the independent public accountants, (iv) reviewing compliance with the accounting and financial policies of the Company, (v) reviewing the adequacy of the financial organization of the Company, (vi) reviewing the adequacy of the Company's internal accounting control system and its compliance with federal and state laws relating to accounting practices and (vii) reviewing transactions with affiliated parties. The Compensation Committee is currently comprised of directors Lanza and Harari. Upon the closing of this Offering, the functions of the Compensation Committee are expected to include the review and recommendation to the Board of Directors of the compensation and benefits of all officers, directors and consultants of the Company and the review of general policies relating to compensation and benefits of the Company's employees. In addition, the charter of the Compensation Committee provides that upon the request of the Board of Directors, the Compensation Committee may administer the Company's 1993 Plan and recommend and approve the grant of options thereunder. The 1993 Plan is currently administered by the Compensation Committee. The Company has no formal procedures in place to review a transaction between a member of the Compensation Committee and the Company. Given that the Compensation Committee is currently comprised of only two directors, the Company anticipates that, in accordance with general principles of corporate governance and Delaware corporation law, a transaction with a member of the Compensation Committee or such member's affiliates would be reviewed and approved by the Board of Directors with the interested director abstaining from such review and approval.

DIRECTOR COMPENSATION

  Board of Directors members do not receive any cash fees for their service on the Board of Directors or any committee of the Board of Directors, but they are entitled to reimbursement of all reasonable out of pocket expenses incurred in connection with their attendance at Board of Directors and Board of Directors committee meetings. All Board of Directors members are eligible to receive stock options pursuant to the discretionary option grant program in effect under the 1993 Plan and, upon the closing of this Offering, nonemployee directors will receive stock options pursuant to the automatic option grant program in effect under the Director Plan. See "--Stock Plans."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The Compensation Committee is responsible for determining salaries, incentives and other forms of compensation for directors, officers and other employees of the Company and administers various incentive compensation and benefit plans. Mr. Templeton intends to participate in the discussions of the Compensation Committee regarding all officers' compensation other than his own.

  No interlocking relationship exists between any member of the Company's Compensation Committee and any member of any other company's board of directors or compensation committee.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION MATTERS

  The Company's Certificate of Incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability (i) for any breach of their duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, officers and controlling persons of the Company pursuant to the provisions described herein, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

  The Company's Bylaws provide that the Company will indemnify its directors and executive officers and may indemnify its other officers and employees and other agents to the fullest extent permitted by law. The Company believes that indemnification under its Bylaws covers negligence and may cover gross negligence on the part of indemnified parties. The Company's Bylaws also permit the Company to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the Bylaws would permit indemnification.

  Prior to the effective date of this Offering, the Company will enter into agreements to indemnify its directors and officers, in addition to indemnification provided for in the Company's Bylaws. These agreements, among other things, will indemnify the Company's directors and officers for certain expenses (including attorneys' fees and other costs), judgments, fines, penalties and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of the Company, arising out of such person's services as a director or officer of the Company, any subsidiary of the Company or any other Company or enterprise to which the person provides services at the request of the Company. The Company believes that these provisions and agreements are necessary to attract and retain qualified directors and officers.

  At the present time, there is no pending litigation or proceeding involving a director, officer, employee or other agent of the Company in which indemnification would be required or permitted. The Company is not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

EXECUTIVE COMPENSATION

  The following table sets forth certain summary information regarding the compensation of the Company's Chief Executive Officer and the Company's next four most highly compensated executive officers (collectively, the "Named Executive Officers") for the fiscal year ended September 30, 1997:

                          SUMMARY COMPENSATION TABLE

                                                    LONG-TERM
                                                   COMPENSATION
                                                   ------------
                                                      AWARDS
                                                   ------------
                                                    NUMBER OF
                             ANNUAL COMPENSATION    SECURITIES
                             ---------------------  UNDERLYING     ALL OTHER
NAME AND POSITION             SALARY    BONUS(1)    OPTIONS(2)  COMPENSATION(3)
-----------------            ---------- ---------- ------------ ---------------
Mark R. Templeton........... $  172,800 $   2,500         --        $4,474
 President and Chief
  Executive Officer
Scott T. Becker.............    172,800     2,500         --         1,728
 Chief Technical Officer
Dhrumil Gandhi..............    172,800     2,500         --         2,376
 Vice President, Engineering
Daniel I. Rubin.............    172,800     2,500         --         2,375
 Vice President, Business
  Development
Jeffrey A. Lewis............    140,000    22,500    253,705         2,375
 Vice President, Marketing

--------
(1) Represents the fair market value on the date of grant of a stock bonus of 500 shares of Common Stock granted to each Named Executive Officer in September 1997, plus, in the case of Mr. Lewis, a cash bonus of $20,000. See "Certain Transactions--Transactions with Directors and Executive Officers."
(2) These shares are subject to stock options granted under the 1993 Plan. On January 12, 1998, the Company granted options to purchase Common Stock at an exercise price of $7.70 per share, with the exception of Messrs. Gandhi and Lewis for whom the exercise price is $7.00 per share, to the following Named Executive Officers in the following amounts: 100,000 shares to Mark
    R. Templeton, 50,000 shares to each of Scott T. Becker and Dhrumil Gandhi, 35,000 shares to Jeffrey A. Lewis and 20,000 shares to Daniel I. Rubin.
(3) Represents matching contributions under the Company's 401(k) plan. See "-- 401(k) Plan."

  The following table sets forth certain information regarding options to purchase the Company's Common Stock granted to each Named Executive Officer in fiscal 1997:

                         OPTION GRANTS IN FISCAL 1997

                                      INDIVIDUAL GRANTS
                          ------------------------------------------
                                                                     POTENTIAL REALIZABLE
                                                                       VALUE AT ASSUMED
                                                                        ANNUAL RATES OF
                          NUMBER OF  PERCENTAGE                           STOCK PRICE
                          SECURITIES  OF TOTAL                         APPRECIATION FOR
                          UNDERLYING  OPTIONS   EXERCISE                OPTION TERM(1)
                           OPTIONS   GRANTED TO PRICE PER EXPIRATION ---------------------
 NAME                     GRANTED(2) EMPLOYEES  SHARE(3)     DATE        5%        10%
 ----                     ---------- ---------- --------- ---------- ---------- ----------
 Mark R. Templeton.......       --        --         --          --          --         --
 Scott T. Becker.........       --        --         --          --          --         --
 Dhrumil Gandhi..........       --        --         --          --          --         --
 Daniel I. Rubin.........       --        --         --          --          --         --
 Jeffrey A. Lewis........  253,705      33.9%     $0.15   10/6/2006  $   23,933 $   60,651

--------
(1) Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. The assumed 5% and 10% rates of stock price appreciation are mandated by rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of the future Common Stock price. Actual gains, if any, on stock option exercises are dependent on the future financial performance of the Company, overall conditions and the option holder's continued employment through the vesting period and option term. This table does not take into account any appreciation in the fair market value of the Common Stock from the date of grant to the date of this offering, other than the columns reflecting assumed rates of appreciation of 5% and 10%.
(2) The option granted during fiscal 1997 to Mr. Lewis was granted under the 1993 Plan. Subject to Mr. Lewis' continued employment with the Company, the option becomes exercisable as to 25% of the option shares on the first anniversary of the date of grant and as to 6.25% per quarter thereafter, with full vesting occurring on the fourth anniversary of the date of grant. On January 12, 1998, the Company granted options to purchase Common Stock at an exercise price of $7.70 per share, with the exception of Messrs. Gandhi and Lewis for whom the exercise price is $7.00 per share, to the following Named Executive Officers in the following amounts:
    100,000 shares to Mark R. Templeton, 50,000 shares to each of Scott T. Becker and Dhrumil Gandhi, 35,000 shares to Jeffrey A. Lewis and 20,000 shares to Daniel I. Rubin. See "--Stock Plans."
(3) Options were granted at an exercise price equal to the fair market value of the Company's Common Stock on the date of grant, as determined by the Board of Directors. The Company's Common Stock was not traded publicly at the time of the foregoing grant to Mr. Lewis.

  The following table sets forth certain information with respect to the number and value of the stock options held by each Named Executive Officer as of September 30, 1997.

                  AGGREGATED OPTION EXERCISES IN FISCAL 1997
                  AND OPTION VALUES AS OF SEPTEMBER 30, 1997

                                              NUMBER OF SECURITIES
                         NUMBER OF           UNDERLYING UNEXERCISED     VALUE OF UNEXERCISED
                          SHARES                   OPTIONS AT          IN-THE-MONEY OPTIONS AT
                         ACQUIRED   VALUE      SEPTEMBER 30, 1997       SEPTEMBER 30, 1997(2)
                            ON     REALIZED ------------------------- -------------------------
NAME                     EXERCISE   ($)(1)  EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
----                     --------- -------- ----------- ------------- ----------- -------------
Mark R. Templeton.......       --       --         --           --           --           --
Scott T. Becker.........       --       --         --           --           --           --
Dhrumil Gandhi(3).......  219,088  $39,184    110,957       76,837     $540,766     $372,659
Daniel I. Rubin.........       --       --         --           --           --           --
Jeffrey A. Lewis........       --       --     63,426      190,279     $307,616     $922,853

--------
(1) "Value realized" is calculated on the basis of the fair market value of the Common Stock on the date of exercise minus the exercise price, does not necessarily indicate that the optionee sold such stock and does not take into account that some of such shares are subject to rights of repurchase on the part of the Company that lapse at various times over four years after the date of grant.
(2) Based upon the fair market value of $5.00 per share as of fiscal year end minus the exercise price.
(3) Consists of three options with exercise prices of $0.01, $0.15 and $0.15, respectively.

STOCK PLANS

  1993 Stock Option Plan. The 1993 Plan was adopted by the Board of Directors and approved by the Company's stockholders in October 1993. A total of 4,291,396 shares of Common Stock has been reserved for issuance under the 1993 Plan. The 1993 Plan provides for grants of incentive stock options to employees (including officers and employee directors) and nonstatutory stock options to consultants (including nonemployee directors) of the Company. The purpose of the 1993 Plan is to attract and retain the best available personnel for positions of substantial responsibility and to provide additional incentive to employees and consultants to promote the success of the Company's business. The 1993 Plan is presently being administered by the Board of Directors, which determines the optionees and the terms of options granted, including the exercise price, number of shares subject to the option and the exercisability thereof. The 1993 Plan is currently being administered by the Compensation Committee of the Board of Directors.

  The term of an option granted under the 1993 Plan is stated in the option agreement. However, the term of an incentive stock option may not exceed 10 years and, in the case of an incentive or nonstatutory stock option granted to an optionee who, at the time of grant, owns stock representing more than 10% of the Company's outstanding capital stock, the term of such option may not exceed five years. Options granted under the 1993 Plan vest and become exercisable as set forth in each option agreement. In general, no option may be transferred by the optionee other than by will or the laws of descent or distribution, and each option may be exercised, during the lifetime of the optionee, only by such optionee. An optionee whose relationship with the Company or any related corporation ceases for any reason (other than by death or total and permanent disability) may exercise options in the three month period following such cessation, unless such options terminate or expire sooner (or for nonstatutory stock options later), by their terms, but only to the extent the option had vested on such date of cessation. In the event of death or total and permanent disability, the option may be exercised in the six month period following the date of death or total and permanent disability unless such options terminate or expire sooner (or for nonstatutory stock options, later), but only to the extent the option had vested as of six months after the date of death or disability. In the event of a merger of the Company with or into another corporation, all outstanding options may be assumed or an equivalent option may be substituted by the surviving entity. If such options are not assumed or substituted, such options will become exercisable as to all of the shares subject to the options, including shares as to which they would not otherwise be exercisable. In the event that options become exercisable in lieu of assumption or substitution, the Board of Directors will notify optionees that all options will be fully exercisable for a period of 15 days, after which such options will terminate. The Board of Directors determines the exercise price of options granted under the 1993 Plan at the time of grant, provided that the exercise price of all incentive stock options must be at least equal to the fair market value of the shares on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting rights of the Company's outstanding capital stock, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date. The consideration for exercising any incentive stock option or any nonstatutory stock option may consist of cash, check, promissory note, delivery of already-owned shares of the Company's Common Stock subject to certain conditions, delivery of a properly executed exercise notice together with irrevocable instructions to a broker to promptly deliver to the Company the amount of sale or loan proceeds required to pay the exercise price, a reduction in the amount of any Company liability to an optionee, or any combination of the foregoing methods of payment or such other consideration or method of payment to the extent permitted under applicable law. No incentive stock options may be granted to a participant that when aggregated with all other incentive stock options granted to such participant, would have an aggregate fair market value in excess of $100,000 becoming exercisable in any calendar year. No employee may be granted, in any fiscal year of the Company, options to purchase more than 250,000 shares (or 1,000,000 shares in the case of an employee's initial year of employment). The 1993 Plan will terminate in October 2003, unless sooner terminated by the Board of Directors.

  As of January 12, 1998, 847,288 shares of Common Stock had been issued upon the exercise of options granted under the 1993 Plan, options to purchase 2,103,549 shares of Common Stock at a weighted average exercise price of $3.89 per share were outstanding and 1,340,559 shares remain available for future option grants under the 1993 Plan.

  1997 Employee Stock Purchase Plan. The Purchase Plan was adopted by the Board of Directors and approved by the Company's stockholders in November 1997. A total of 600,000 shares of Common Stock has been reserved for issuance under the Purchase Plan, together with an annual increase to the number of shares reserved thereunder on each anniversary date of the adoption of the Purchase Plan equal to the lesser of (i) 200,000 shares, (ii) one percent of the outstanding shares of the Company on such date or (iii) a lesser amount determined by the Board of Directors. The Purchase Plan, which is intended to qualify under Section 423 of the Code, will be administered by the Board of Directors and may be administered by a committee appointed by the Board of Directors. Employees (including officers and employee directors of the Company, but excluding 5% stockholders) are eligible to participate if they are customarily employed for at least 20 hours per week and for more than five months in any calendar year. The Purchase Plan permits eligible employees to purchase Common Stock through payroll deductions, which may not exceed 15% of an employee's compensation. The Purchase Plan will be implemented in a series of overlapping offering periods, each to be approximately 24 months in duration. The initial offering period under the Purchase Plan will begin on the effective date of this Offering and subsequent offering periods will begin on the first trading day on or after February 1 and August 1 of each year. Each participant will be granted an option on the first day of the offering period and such option will be automatically exercised on the last day of each semi-annual period throughout the offering period. If the fair market value of the Common Stock on any purchase date is lower than such fair market value on the start date of that offering period, then all participants in that offering period will be automatically withdrawn from such offering period and re-enrolled in the immediately following offering period. The purchase price of the Common Stock under the Purchase Plan will be equal to 85% of the lesser of the fair market value per share of Common Stock on the start date of the offering period or on the date on which the option is exercised. Employees may end their participation in an offering period at any time during that period, and participation ends automatically on termination of employment with the Company. In the event of a proposed dissolution or liquidation of the Company, the offering periods terminate immediately prior to the consummation of the proposed action, unless otherwise provided by the Board of Directors. In the event of a proposed sale of all or substantially all of the Company's assets or the merger of the Company with or into another corporation, each outstanding option will be assumed or an equivalent option substituted by the successor, parent or subsidiary. If the successor corporation refuses to assume or substitute the option, then the offering period in progress will be shortened by setting a new exercise date that is the day before the sale or merger and the offering period in progress will end on the new exercise date. In the event of a dissolution, liquidation, merger or asset sale, each participant will be notified at least ten business days prior to the new exercise date, and unless such participant ends his or her participation, the option will be exercised automatically on the new exercise date. The Purchase Plan will terminate in November 2007, unless sooner terminated by the Board of Directors.

  1997 Director Option Plan. The Director Plan, which becomes effective upon the effective date of this Offering, was adopted by the Board of Directors and approved by the Company's stockholders in November 1997. A total of 200,000 shares of Common Stock has been reserved for issuance under the Director Plan. The option grants under the Director Plan are automatic and nondiscretionary, and the exercise price of the options will be equal to 100% of the fair market value of the Common Stock on the grant date. The Director Plan provides for the grant of an initial option to purchase 25,000 shares to each nonemployee director of the Company upon the effective date of this Offering at a per share exercise price equal to the initial public offering price. In addition, each new nonemployee director joining the Board of Directors after this Offering will automatically be granted an option to purchase 25,000 shares of Common Stock upon joining the Board of Directors. Subsequently, each nonemployee director will automatically be granted an additional option to purchase 5,000 shares of Common Stock at the next meeting of the Board of Directors following the annual meeting of stockholders in each year beginning with the 1998 Annual Meeting of Stockholders, if on such date such director has served on the Board of Directors for the preceding six months. The term of such options is ten years, provided that such options will terminate three months following the termination of the optionee's status as a director (or 12 months if the termination is due to death or disability). The initial 25,000 share grants vest at a rate of 25% on the first anniversary of the date of grant and at a rate of 1/48th of the shares subject to the option per month thereafter. The subsequent 5,000 share grants vest at a rate of 1/48th of the shares subject to the option per month following the date of grant. In the event of a merger of the Company with or into another corporation, all outstanding options may be assumed or an equivalent option may be substituted by the surviving entity. If such options are not assumed or substituted, such options will become exercisable as to all of the shares subject to the options, including shares as to which they would not otherwise be exercisable. In the event that options become exercisable in lieu of assumption or substitution, the Board of Directors will notify optionees that all options will be fully exercisable for a period of 30 days, after which such options will terminate. The Director Plan will terminate upon the tenth anniversary of the effective date of the initial public offering, unless sooner terminated by the Board of Directors.

401(K) PLAN

  As of June 1, 1991, the Company adopted a tax-qualified employee savings and retirement plan (the "401(k) Plan") covering the Company's employees. Pursuant to the 401(k) Plan, eligible employees may elect to reduce their current compensation by up to the lesser of 15% of their annual compensation or the statutorily prescribed annual limit ($9,500 in calendar years 1996 and 1997) and have the amount of such reduction contributed to the 401(k) Plan. The Company currently matches contributions by employees up to 25% of the individual employee's contributions. The trustees under the 401(k) Plan, at the direction of each participant, invest the assets of the 401(k) Plan in designated investment options. The 401(k) Plan is intended to qualify under
Section 401 of the Code, so that contributions to the 401(k) Plan, and income earned on the 401(k) Plan contributions, are not taxable until withdrawn, and so that the contributions by the Company will be deductible when made.

EMPLOYMENT AGREEMENTS AND CHANGE IN CONTROL ARRANGEMENTS

  Pursuant to the terms of a September 5, 1996 amendment to his offer letter, Jeffrey A. Lewis, Vice President, Marketing of the Company, is also entitled, under specified conditions, to partial acceleration of vesting of an option to purchase 253,705 shares of the Company's Common Stock. In the event Mr. Lewis' employment is terminated other than for cause following the sale or merger of the Company with another entity, 25% of Mr. Lewis' original option grant will vest and become immediately exercisable.

  In June 1997, the Company granted to Robert D. Selvi, Vice President Finance and Chief Financial Officer of the Company, an incentive stock option to purchase 251,693 shares of Common Stock at $4.50 per share, subject to the vesting provisions under the 1993 Plan. Pursuant to a severance agreement entered into with Mr. Selvi, in the event that Mr. Selvi is terminated other than voluntarily or for cause, he shall be entitled to receive (i) his base salary as then in effect for a period of six months ($86,400 based on Mr. Selvi's current salary) plus any targeted bonus amount pro rated for such six months period as determined by the Board of Directors and (ii) the option granted to him for 251,693 shares of Common Stock will continue to vest for an additional 18 months following such termination. Termination other than for cause includes constructive termination resulting from (i) the reduction of rate of compensation, (ii) the reduction of the scope of Mr. Selvi's engagement, (iii) the requirement that Mr. Selvi provide services at a location more than 25 miles from the Company's current principal office location or from Mr. Selvi's residence or (iv) subjection of Mr. Selvi to unreasonable working conditions. In addition, if there is a change of control of the Company and Mr. Selvi is terminated other than for cause within six months following the effective date of such change of control, Mr. Selvi will be entitled to a cash payment of an amount equal to six months of his base salary as then in effect plus any targeted bonus amount pro rated for such six month period and the option granted to him for 251,693 shares will be 100% vested and exercisable. For purposes of Mr. Selvi's severance agreement, a change in control is defined as (i) any person becoming the beneficial owner of 50% or more of the total voting power of the Company's then outstanding voting securities, (ii) a change in the composition of the Board of Directors within a two year period such that a majority of the then current directors are not directors as of the date of Mr. Selvi's agreement or nominated or elected by a majority of such directors at the time of such nomination or
(iii) a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent at least 50% of the total voting power represented by the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation, or the stockholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all the Company's assets.

  Pursuant to the terms of his July 31, 1997 offer letter, Larry J. Fagg, Vice President, Worldwide Sales of the Company is entitled, under specified conditions, to partial acceleration of vesting of options to purchase 109,432 shares of the Company's Common Stock and certain severance and benefit payments. In the event Mr. Fagg's employment is terminated other than for cause following a change of control of the Company, 50% of the remaining unvested shares of Mr. Fagg's original option grant will vest and become immediately exercisable, Mr. Fagg will be entitled to receive a severance payment equal to six month's base salary and commissions at target and he will be entitled to continue to participate in the Company's benefit programs for a period of six months after the effective date of his termination at no cost to him. For purposes of Mr. Fagg's employment, a change in control of the Company is defined as the acceptance by the Company of any offer that would result in the acquiror owning more than 50% of the Company's assets or voting stock then outstanding.

                             CERTAIN TRANSACTIONS

PRIVATE PLACEMENT OF SECURITIES

  Between March and December 1996, the Company sold 2,263,802 shares of Series A Preferred Stock at a price of approximately $1.55 per share and 1,121,934 shares of Series B Preferred Stock at a price of $3.77 per share in private placement transactions. In December 1996, the Company also issued a warrant for the purchase of up to 50,000 shares of Series B Preferred Stock with an exercise price of $3.77 per share plus a variable amount of shares of Series B Preferred Stock (the "'Warrant"), subject to certain contingencies, at a price to be determined at the time of issuance.

  The purchasers of Preferred Stock and the Warrant were the following stockholders of the Company's voting securities:

                                                 SHARES OF
                                            PREFERRED STOCK(1)
                                            ------------------- AGGREGATE CASH
                                            SERIES A  SERIES B  CONSIDERATION
                                            --------- --------- --------------
ENTITIES AFFILIATED WITH DIRECTOR LUCIO L.
 LANZA
Venture capital funds affiliated with
 U.S. Venture Partners .................... 2,257,010   279,644   $4,543,810
OTHER STOCKHOLDERS
Synopsys(2)................................        --   841,448    3,172,259
2180 Associates Fund.......................     6,792       842       13,670

--------
(1) The purchasers of these securities are entitled to registration rights. See "Description of Capital Stock--Registration Rights."
(2) Excludes a warrant to purchase 50,000 shares plus a number of additional shares to address dilution resulting from the exercise of options outstanding as of December 16, 1996 and a right of participation to raise Synopsys' proportional interest in the Company's capital stock on an as-converted basis to 9.9%.

TRANSACTIONS WITH DIRECTORS, EXECUTIVE OFFICERS AND GREATER THAN 5%
STOCKHOLDERS

  In September 1997, the Company issued an aggregate of 20,602 shares of Common Stock to its employees as a stock bonus. The Company's executive officers received shares of Common Stock in the following amounts:

                                                                      NUMBER OF
     NAME                                                              SHARES
     ----                                                             ---------
     Scott T. Becker.................................................    500
     Dhrumil Gandhi..................................................    500
     Jeffrey A. Lewis................................................    500
     Daniel I. Rubin.................................................    500
     Mark R. Templeton...............................................    500
     Robert D. Selvi.................................................    125
     Larry J. Fagg...................................................     42

  On January 12, 1998, the Company granted options to purchase its Common Stock to the following individuals at the exercise price per share shown:

                                                                NUMBER
                                                                  OF    EXERCISE
     STOCKHOLDER                                                SHARES  PRICE(1)
     -----------                                                ------- --------
     Scott T. Becker...........................................  50,000  $7.70
     Dhrumil Gandhi............................................  50,000  $7.00
     Duane R. Hook.............................................  35,000  $7.70
     Jeffrey A. Lewis..........................................  35,000  $7.00
     John G. Malecki...........................................  35,000  $7.70
     Daniel I. Rubin...........................................  20,000  $7.70
     Mark R. Templeton......................................... 100,000  $7.70

--------
(1) Options granted to holders of 10% or more of the Company's Common Stock have exercise prices of 110% of the fair market value of the Common Stock on the date of grant.

  The foregoing option grants become exercisable as to 25% of the option shares on the first anniversary of the date of grant and as to 6.25% per quarter thereafter, with full vesting occurring on the fourth anniversary of the date of grant.

TRANSACTIONS WITH SYNOPSYS, INC.

  In December 1996, Synopsys purchased 841,448 shares of Series B Preferred Stock of the Company at a purchase price of $3.77 per share. In connection with such purchase, Synopsys was granted certain registration rights. See "Description of Capital Stock--Registration Rights." The Company also granted Synopsys the Warrant to purchase 50,000 shares of Series B Preferred Stock (or Common Stock in connection with an initial public offering) at a purchase price of $3.77 per share, subject to adjustments for stock splits and the like, as well as an additional variable amount of shares of Series B Preferred Stock, at a price to be determined at the time of issuance of such shares. The variable number of shares purchasable upon any exercise of the Warrant (the "Additional Shares") is limited to such number of shares of Series B Preferred Stock that, when combined with (x) the number of shares of Series B Preferred Stock originally purchased by Synopsys, and (y) any additional shares of Preferred Stock of the Company purchased by Synopsys after the date of issuance of the Warrant in connection with such Warrant or otherwise, will increase Synopsys' aggregate percentage ownership to 9.9% of the Company's issued and outstanding capital stock at the time of such exercise. The exercise price for the Additional Shares would vary depending on the event that triggered the exercisability of the Warrant, and on an issuance of Additional Shares in conjunction with an initial public offering, the exercise price will be the public offering price per share less any underwriting discounts and commissions. On November 17, 1997, Synopsys irrevocably indicated its intention to exercise such Warrant for 50,000 shares upon the closing of this Offering.

  In connection with such financing the Company granted to Synopsys, for so long as Synopsys holds at least 420,000 of the Company's stock, the right to receive notice of and to designate a representative to attend the Board of Directors of the Company in a nonvoting, observer capacity, subject to exclusion for discussions about matters involving Synopsys or any competitor of Synopsys, where attendance could adversely affect attorney client privilege between the Company and its attorneys or if, in the discretion of the Board of Directors, where attendance would violate the fiduciary duties of the Board of Directors. The observer rights granted to Synopsys will terminate upon the consummation of the Offering.

  In December 1996, the Company also entered into an OEM Agreement with Synopsys (the "OEM Agreement"), pursuant to which the Company granted Synopsys a nonexclusive, nontransferable, worldwide right to distribute certain of the Company's technology, including certain products that are integrated with some of Synopsys' technology. Synopsys is obligated to pay a royalty to the Company in connection with the OEM Agreement, and Synopsys was granted the right to be the exclusive seller of the products integrating both the Company's and Synopsys' technology. A portion of such royalty payments were payable in advance, with subsequent royalties due to the Company to offset such initial payment. The Company does not anticipate recognizing any revenue under the OEM Agreement. Under the agreement, Synopsys granted the Company a nonexclusive, nontransferable license to use certain Synopsys products in connection therewith. Pursuant to the OEM Agreement, the Company agreed to provide certain engineering and porting services, as well as maintenance and support services. The OEM Agreement has a five-year term and may be extended for an additional 18 months. The OEM Agreement may be terminated by either party upon the breach by the other party, or if the other party becomes insolvent, fails to pay its debts or perform its obligations as they mature, admits in writing to its insolvency or inability to pay its debts or perform its obligations as they mature, or makes an assignment for the benefit of creditors. In addition, either party may terminate the OEM Agreement upon eighteen months' written notice to the other party. In the event that the Company terminates the OEM Agreement as a result of a change of control of the Company, Synopsys will, upon the occurrence of certain events, be entitled to have access to the Company's source code for those products of the Company that are marketed by Synopsys.

  The Company believes that all of the transactions set forth above were made on terms no less favorable to the Company than could have been obtained from unaffiliated third parties. All future transactions, including loans, between the Company and its officers, directors, principal stockholders and their affiliates will be approved by a majority of the Board of Directors, including a majority of the independent and disinterested outside directors, and will continue to be on terms no less favorable to the Company than could be obtained from unaffiliated third parties.

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of the Company's outstanding Common Stock as of December 31, 1997, and as adjusted to reflect the sale of the securities offered by the Company in the Offering, (i) by each person (or group of affiliated persons) who is known by the Company to own beneficially more than 5% of the Company's Common Stock, (ii) by each of the Company's directors and Named Executive Officers and (iii) by all directors and executive officers as a group. Except as indicated in the footnotes to this table and subject to applicable community property laws, the persons named in the table, based on information provided by such persons, have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them. If the Underwriters' over-allotment option is exercised in full, the Selling Stockholders will sell an aggregate of 370,000 shares of Common Stock in this Offering.

                                                                PERCENTAGE OF
                                                                   SHARES
                                                                BENEFICIALLY
                                                  NUMBER OF       OWNED(1)
                                                    SHARES    -----------------
                                                 BENEFICIALLY PRIOR TO  AFTER
NAME AND ADDRESS OF BENEFICIAL OWNER               OWNED(1)   OFFERING OFFERING
------------------------------------             ------------ -------- --------
Entities affiliated with U.S. Venture
 Partners(2)....................................  2,536,654     27.7%    21.0%
 2180 Sand Hill Road, Suite 300
 Menlo Park, CA 94025
Duane R. Hook(3)................................  1,000,500     10.9      8.3
 1195 Bordeaux Drive
 Sunnyvale, CA 94089
John G. Malecki.................................  1,000,500     10.9      8.3
 1195 Bordeaux Drive
 Sunnyvale, CA 94089
Synopsys, Inc.(4)...............................    891,448      9.7      7.4
 700 East Middlefield Road
 Mountain View, CA 94043
Lucio L. Lanza(2)...............................  2,536,654     27.7     21.0
Mark R. Templeton...............................    961,503     10.5      8.0
Scott T. Becker(5)..............................    989,400     10.8      8.2
Daniel I. Rubin(6)..............................    995,500     10.9      8.2
Dhrumil Gandhi(7)...............................    350,280      3.8      2.9
Jeffrey A. Lewis(8).............................     95,639      1.0        *
Dr. Eli Harari..................................         --        *        *
All directors and executive officers as a group
 (9 persons)(9).................................  5,929,143     63.0     48.2

--------
 *   Less than 1%.
 (1) Number of shares beneficially owned and the percentage of shares beneficially owned are based on: (i) 9,174,075 shares outstanding as of December 31, 1997, (ii) 12,074,075 shares outstanding after this Offering and (iii) assumes no exercise of the Underwriters' over-allotment option. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting and investment power with respect to such shares. All shares of Common Stock subject to options currently exercisable or exercisable within 60 days after December 31, 1997 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the number of shares beneficially owned and the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person.
 (2) Includes 2,193,174 shares held by U.S. Venture Partners IV, L.P., 267,152 shares held by Second Ventures II, L.P. and 76,328 shares held by USVP Entrepreneur Partners II, L.P. Mr. Lanza, a director of the Company, is a general partner of these entities. Mr. Lanza disclaims beneficial ownership of the shares held by the limited partnerships except to the extent of his respective proportionate partnership interests therein. The other general partners of each of U.S. Venture Partners IV, L.P., Second Ventures II, L.P. and USVP Entrepreneur Partners II, L.P. are William K. Bowes, Jr., Irwin B. Federman, Steven M. Krausz, Dale J. Vogel and Philip
     M. Young.

 (3) Mr. Hook has granted the Underwriters an option, exercisable within 30 days of the date of this Prospectus, to acquire up to 100,000 shares of Common Stock at the initial public offering price less the underwriting discount solely for the purpose of covering over-allotments, if any. In the event the Underwriters' over-allotment option is exercised in full, Mr. Hook will beneficially own 900,500 shares of Common Stock, representing 7.4% of the outstanding Common Stock following this Offering.
 (4) Includes 50,000 shares subject to issuance under an outstanding warrant upon the closing of this transaction.
 (5) Includes 12,000 shares held in trust for Mr. Becker's children over which Mr. Becker may be deemed to share voting and investment power. Mr. Becker has granted the Underwriters an option, exercisable within 30 days of the date of this Prospectus, to acquire up to 100,000 shares of Common Stock at the initial public offering price less the underwriting discount solely for the purpose of covering over-allotments, if any. In the event the Underwriters' over-allotment option is exercised in full, Mr. Becker will beneficially own 889,400 shares of Common Stock, representing 7.3% of the outstanding Common Stock following this Offering.
 (6) Includes 9,900 shares held in trust for Mr. Rubin's children over which Mr. Rubin may be deemed to share voting and investment power. Mr. Rubin has granted the Underwriters an option exercisable within 30 days of the date of this Prospectus, to acquire up to 100,000 shares of Common Stock at the initial offering price less the underwriting discount solely for the purpose of covering over-allotments, if any. In the event the Underwriters' over-allotment option is exercised in full, Mr. Rubin will beneficially own 895,500 shares of Common Stock, representing 7.4% of the outstanding Common Stock following this Offering.
 (7) Includes 6,600 shares held in trust for Mr. Gandhi's children and 26,213 shares held in trust for the Gandhi Family Trust. Mr. Gandhi may be deemed to share voting and investment power over each of these trusts. Also includes 141,690 shares subject to outstanding options held by Mr. Gandhi and exercisable within 60 days after December 31, 1997. Mr. Gandhi has granted the Underwriters an option, exercisable within 30 days of the date of this Prospectus, to acquire up to 20,000 shares of Common Stock at the initial public offering price less the underwriting discount solely for the purpose of covering over-allotments, if any. In the event the Underwriters' over-allotment option is exercised in full, Mr. Gandhi will beneficially own 330,280 shares of Common Stock, representing 2.7% of the outstanding Common Stock following this Offering.
 (8) Includes 91,139 shares subject to outstanding options held by Mr. Lewis and exercisable within 60 days after December 31, 1997.
 (9) Includes 232,829 shares subject to outstanding options exercisable within 60 days after December 31, 1997. See also notes 3, 4, 6 and 8 to this table. In the event the Underwriters' over-allotment option is exercised in full, the Company's directors and executive officers would beneficially own 5,705,393 shares of Common Stock, representing 46.1% of the outstanding Common Stock following this Offering.

                         DESCRIPTION OF CAPITAL STOCK

  Upon the completion of this Offering, the Company will be authorized to issue 50,000,000 shares of Common Stock, $0.001 par value, and 5,000,000 shares of undesignated Preferred Stock, $0.001 par value.

COMMON STOCK

  As of January 12, 1998, there were 9,203,637 (including shares resulting from the exercise of the warrant described below) shares of Common Stock outstanding held of record by approximately 107 stockholders. As of January 12, 1998, options to purchase an aggregate of 2,103,549 shares of Common Stock were also outstanding. See "Management--Stock Plans."

  The holders of Common Stock are entitled to one vote per share on all matters to be voted on by stockholders and have cumulative voting rights with respect to the election of directors. Subject to the prior rights of holders of Preferred Stock, if any, the holders of Common Stock are entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. Upon liquidation or dissolution of the Company, the remainder of the assets of the Company will be distributed ratably among the holders of Common Stock after payment of liabilities and the liquidation preferences of any outstanding shares of Preferred Stock. The Common Stock has no preemptive or other subscription rights and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. All of the outstanding shares of Common Stock are, and the shares to be sold in this Offering will be, fully paid and nonassessable.

PREFERRED STOCK

  Pursuant to the Company's Certificate of Incorporation effective after conversion of previously outstanding shares of Preferred Stock into an aggregate of 3,435,736 (assuming the exercise of the warrant described below) shares of Common Stock which conversion will be effected simultaneously with the consummation of this Offering, the Board of Directors has the authority without further action by the stockholders to issue up to 5,000,000 shares of Preferred Stock. The Board of Directors has the authority to issue such Preferred Stock in one or more series and to fix the price, rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting a series or the designation of such series, without any further vote or action by the Company's stockholders. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders and may adversely affect the market price of, and the voting and other rights of, the holders of Common Stock. The Company has no current plans to issue any shares of Preferred Stock.

WARRANTS

  As of December 31, 1997, a warrant was outstanding to purchase an aggregate of 50,000 shares of the Company's Series B Preferred Stock at an exercise price of $3.77 per share and an additional, variable amount of Preferred Stock at the initial public offering price less the underwriting discount. The variable number of shares purchasable upon any exercise of the Warrant (the "Additional Shares") is limited to such number of shares of Series B Preferred Stock that, when combined with (x) the number of shares of Series B Preferred Stock originally purchased by Synopsys, and (y) any additional shares of Preferred Stock of the Company purchased by Synopsys after the date of issuance of the Warrant in connection with such

Warrant or otherwise, will increase Synopsys' aggregate percentage ownership to 9.9% of the Company's issued and outstanding capital stock at the time of such exercise. The exercise price for the Additional Shares would vary depending on the event that triggered the exercisability of the Warrant and on an issuance of Additional Shares in conjunction with an initial public offering, the exercise price will be the public offering price per share less any underwriting discounts and commissions. Synopsys has irrevocably indicated its intention to exercise the Warrant solely for such 50,000 shares upon the closing of this Offering.

CERTAIN PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND BYLAWS

  The Company's Certificate of Incorporation provides for cumulative voting for the election of directors. Cumulative voting provides that each share of stock normally having one vote is entitled to a number of votes equal to the number of directors to be elected. A stockholder may then cast all such votes for a single candidate or may allocate them among as many candidates as the stockholder may choose. In the absence of cumulative voting, the holders of a majority of the shares present or represented at a meeting in which directors are to be elected would have the power to elect all the directors to be elected at such meeting, and no person could be elected without the support of holders of a majority of the shares present or represented at such meeting.
Section 141 of the Delaware General Corporation Law provides that a director elected by cumulative voting generally may not be removed without cause if the number of votes cast against removal would be sufficient to elect such director under cumulative voting.

  The Company's Bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders of the Company, including proposed nominations of persons for election to the Board of Directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Board of Directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to the Company's Secretary timely written notice, in proper form, of the stockholder's intention to bring that business before the meeting. Although the Bylaws do not give the Board of Directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting of the stockholders, the Bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company.

  Under Delaware law, a special meeting of stockholders may be called by the Board of Directors or by any other person authorized to do so in the Certificate of Incorporation or the Bylaws. The Company's Bylaws authorize the Board of Directors, the Chairman of the Board (or the Chief Executive Officer in the Chairman's absence), or one or more stockholders holding in the aggregate 10% of votes, to call a special meeting of stockholders. However, the Board of Directors may amend the Bylaws at any time to eliminate the right to call a special meeting of stockholders. The elimination of the right of stockholders to call a special meeting would mean that a stockholder could not force stockholder consideration of a proposal over the opposition of the Board of Directors by calling a special meeting of stockholders prior to such time as the Board of Directors believed such consideration to be appropriate or until the next annual meeting provided that the requestor met the notice requirements. The restriction on the ability of stockholders to call a special meeting would mean that a proposal to replace the Board could be delayed until the next annual meeting.

  Under Delaware law, stockholders may execute an action by written consent in lieu of a stockholder meeting. Delaware law permits a corporation to eliminate such actions by written consent. Elimination of written consents of stockholders may lengthen the amount of time required to take stockholder actions since certain actions by written consent are not subject to the minimum notice requirement of a stockholders' meeting. The elimination of stockholders' written consents, however, deters hostile takeover attempts. Without the availability of stockholder's actions by written consent, a holder or group of holders controlling a majority in interest of the Company's capital stock would not be able to amend the Company's Bylaws or remove directors pursuant to a stockholder's written consent. Any such holder or group of holders would have to call a stockholders' meeting and wait until the notice periods determined by the Board of Directors pursuant to the Company's Bylaws prior to taking any such action. The Company's Certificate of Incorporation provides for the elimination of actions by written consent of stockholders upon the closing of this Offering.

CERTAIN PROVISIONS OF DELAWARE LAW

  The Company is subject to Section 203 of the Delaware General Corporation Law ("Section 203"), a provision that, in general, prohibits a publicly held Delaware corporation from engaging in various "business combination" transactions with any "interested stockholder" for a period of three years after the date of the transaction in which the person became an "interested stockholder," unless (i) prior to such date, the Board of Directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (iii) on or subsequent to such date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. Section 203 defines business combination to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation; (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interest stockholder; (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (v) the receipt by the interested stockholder of the benefit of any loans, advances guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an interested stockholder as any entity or person who, together with affiliates and associates, beneficially owns (or within three years did beneficially own) 15% or more of a corporation's voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to the Company and, accordingly, may discourage attempts to acquire the Company.

REGISTRATION RIGHTS

  The holders of approximately 3,435,736 shares of Common Stock (issuable upon conversion of Preferred Stock or exercise of a warrant) and their permitted transferees (the "Holders") are entitled to certain rights with respect to the registration of such shares ("Registrable Securities") under the Securities Act. Under the terms of an agreement between the Company and the Holders, the holders of at least 40% of the Registrable Securities may require, on two occasions after six months from the effective date of this Offering, that the Company use its best efforts to register the Registrable Securities for public resale. In addition, if the Company proposes to register any of its securities under the Securities Act, either for its own account or for the account of other security holders exercising registration rights, the Holders are entitled to notice of such registration and are entitled to include shares of such Common Stock therein. The holders of Registrable Securities may also require the Company, no more than once in any 12 month period, to register all or a portion of their Registrable Securities on Form S-3 under the Securities Act when use of such form becomes available to the Company. All such registration rights are subject to certain conditions and limitations, including the right of the underwriters of an offering to limit the number of shares to be included in such registration. In addition, the Company need not effect a registration within three months following a previous registration or six months following this Offering or more than the earlier of five years after the closing of this Offering or such time as all Holders may sell under Rule 144 in a three month period all shares of Common Stock to which such registration rights apply and the Holder owns less than 2% of the Company's outstanding stock.

TRANSFER AGENT

  The transfer agent for the Common Stock is BankBoston, N.A. Its address is 150 Royall Street, Canton, Massachusetts 02021, and its telephone number is
(617) 575-3120.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to this Offering, there has been no market for the Common Stock of the Company. Sales of a substantial number of shares of Common Stock in the public market following this Offering could adversely affect the prevailing market prices from time to time. Furthermore, since only a limited number of shares will be available for sale shortly after this Offering because of certain contractual and legal restrictions on resale (as described below), sales of substantial amounts of Common Stock of the Company in the public market after the restrictions lapse could adversely affect the prevailing market price and the ability of the Company to raise equity capital in the future.

  Upon completion of this Offering, the Company will have outstanding an aggregate of 12,074,075 shares of Common Stock (based upon shares outstanding at December 31, 1997), assuming no exercise of the Underwriters' over-allotment option. Of these shares, all of the shares sold in this Offering will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by an existing "affiliate" of the Company, as that term is defined in Rule 144 (an "Affiliate"), which shares will be subject to the resale limitations of Rule 144. The remaining 9,174,075 shares of Common Stock held by existing stockholders are "restricted shares" as that term is defined in Rule 144 (the "Restricted Shares"). Restricted Shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144, Rule 144(k) or Rule 701, which rules are summarized below. As a result of the contractual restrictions described below and the provisions of Rule 144, Rule 144(k) and Rule 701, the Restricted Shares will be available for sale in the public market as follows: (i) no shares will be available for immediate sale on the date of this Prospectus, (ii) approximately 9,124,075 shares will become eligible for sale 180 days after the date of this Prospectus (assuming no release from the lock-up agreements) upon expiration of lock-up agreements, and (iii) approximately 50,000 shares will become eligible for sale one year after the date of this Prospectus.

  All officers, directors, optionholders and substantially all stockholders of the Company have agreed not to sell, or otherwise transfer any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock for a period of 180 days after the date of this Prospectus (without, in most cases, the prior written consent of Deutsche Morgan Grenfell Inc.). Deutsche Morgan Grenfell Inc. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements. Deutsche Morgan Grenfell Inc. currently has no plans to release any portion of the securities subject to such lock-up agreements.

  In general, under Rule 144 as currently in effect, beginning 90 days after the date of this Prospectus, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least one year (including the holding period of any prior owner except an Affiliate) would be entitled to sell within any three month period a number of shares that does not exceed the greater of: (i) one percent of the number of shares of Common Stock then outstanding (which will equal approximately 120,741 shares immediately after this Offering); or (ii) the average weekly trading volume of the Common Stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an Affiliate at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except an Affiliate), is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144; therefore, unless otherwise restricted, "144(k) shares" may be sold immediately upon the completion of this Offering. In general, under Rule 701 of the Securities Act as currently in effect, any employee, consultant or advisor of the Company who purchases shares from the Company in connection with a compensatory stock or option plan or other written agreement is eligible to resell such shares 90 days after the effective date of this Offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

  Upon completion of this Offering, the holders of 3,435,736 shares of Common Stock issuable upon conversion of Preferred Stock or exercise of a warrant, or their transferees, will be entitled to certain rights with respect to the registration of such shares under the Securities Act. See "Description of Capital Stock--Registration Rights." Registration of such shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act (except for shares purchased by Affiliates) immediately upon the effectiveness of such registration.

  The Company intends to file a registration statement on Form S-8 under the Securities Act covering shares of Common Stock reserved for issuance under the Company's stock plans and subject to outstanding options under the 1993 Plan. See "Management--Stock Plans." Such registration statement is expected to be filed and become effective as soon as practicable after the effective date of this Offering. Shares of Common Stock issued upon exercise of options under the Form S-8 will be available for sale in the public market, subject to Rule 144 volume limitations applicable to Affiliates and subject to the contractual restrictions described above. At January 12, 1998, options to purchase 2,103,549 shares of Common Stock were outstanding, of which options to purchase approximately 289,567 shares were then vested and exercisable. Beginning 180 days after the effective date of this Offering, approximately 477,417 shares issuable upon the exercise of vested stock options will become eligible for sale in the public market, if such options are exercised.

                                 UNDERWRITING

  The Underwriters named below, for whom Deutsche Morgan Grenfell Inc., Hambrecht & Quist LLC and Wessels, Arnold & Henderson, L.L.C. are acting as Representatives (the "Representatives"), have severally agreed, subject to the terms and subject to the conditions in the Underwriting Agreement (the form of which will be filed as an exhibit to the Company's Registration Statement of which this Prospectus is a part), to purchase from the Company the respective numbers of shares of Common Stock indicated opposite their respective names. The Underwriters are committed to purchase all of the shares, if they purchase any.

                                                                       NUMBER OF
   UNDERWRITER                                                          SHARES
   -----------                                                         ---------
   Deutsche Morgan Grenfell Inc.......................................
   Hambrecht & Quist LLC..............................................
   Wessels, Arnold & Henderson, L.L.C.................................
                                                                       ---------
       Total.......................................................... 2,900,000
                                                                       =========

  The Underwriting Agreement provides that the obligations of the several Underwriters thereunder are subject to the approval of certain legal matters by counsel and to various other conditions.

  The Representatives have advised the Company that the Underwriters initially propose to offer the Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow selected dealers
(who may include the Underwriters) a concession not in excess of $     a share
under the initial public offering price. The selected dealers may reallow a
concession not in excess of $     a share to other dealers and other selling
terms may be changed by the Representatives. The Common Stock is offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject orders in whole or in part. The Underwriters do not intend to sell any of the shares of Common Stock offered hereby to accounts for which they exercise discretionary authority.

  Pursuant to the Underwriting Agreement, the Company and the Selling Stockholders have granted to the Underwriters an option to purchase up to 115,000 and 320,000 additional shares of Common Stock, respectively, to cover over-allotments, if any, at the initial public offering price, less the underwriting discount set forth on the cover page of this Prospectus. Such option is exercisable for 30 days from the date of this Prospectus. To the extent such option is exercised, each Underwriter will be committed, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares of Common Stock offered hereby. The Selling Stockholders will be obligated, pursuant to the option, to sell such shares to the Underwriters.

  See "Shares Eligible for Future Sale" for a description of certain arrangements by which all officers, directors, optionholders and substantially all stockholders of the Company have agreed not to sell or otherwise dispose of Common Stock or convertible securities of the Company for up to 180 days after the date of the final Prospectus without the prior consent of Deutsche Morgan Grenfell Inc. The Company has agreed in the Underwriting Agreement that it will not, directly or indirectly, without the prior written consent of Deutsche Morgan Grenfell Inc., contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of any shares of Common Stock or any securities convertible into or exchangeable for Common Stock, for a period of 180 days after the date of the final Prospectus without the consent of Deutsche Morgan Grenfell Inc., except under certain circumstances.

  The Underwriting Agreement provides that the Company, and the Selling Stockholders in the event the over-allotment option is exercised, will indemnify the several Underwriters against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.

  Prior to this Offering, there has been no public market for the Common Stock. The initial public offering price will be determined by negotiation between the Company and the Representatives. The principal factors to be considered in determining the initial public offering price include the information set forth in this Prospectus and otherwise available to the Representatives; the history and the prospects for the industry in which the Company competes; the ability of the Company's management; the prospects for future earnings of the Company; the present state of the Company's development and its current financial condition; the general condition of the securities markets at the time of this Offering; and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies. Each of the Representatives has informed the Company that it currently intends to make a market in the shares subsequent to the effectiveness of this Offering, but there can be no assurance that the Representatives will take any action to make a market in any securities of the Company.

  At the request of the Company, the Underwriters have reserved for sale at the initial public offering price to persons designated by the Company a number of shares of Common Stock not to exceed five percent of the total number of shares of Common Stock in this Offering. The number of shares available for sale to the general public will be reduced to the extent such persons purchase these shares.

  Certain persons participating in this Offering may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Common Stock at levels above those which might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid or effecting of any purchase for the purpose of pegging, fixing or maintaining the price of the Common Stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with this Offering. A penalty bid means an arrangement that permits the Underwriters to reclaim a selling concession from a syndicate member in connection with this Offering when shares of Common Stock sold by the syndicate member are purchased in syndicate covering transactions. Such transactions may be effected on the Nasdaq Stock Market, in the over-the-counter market or otherwise. Such stabilizing, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

  The validity of the Common Stock offered hereby will be passed upon for the Company by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California 94304. Certain matters will be passed upon for the Underwriters by Fenwick & West LLP, Palo Alto, California 94306.

                                    EXPERTS

  The financial statements of the Company as of September 30, 1996 and 1997 and for each of the three years in the period ended September 30, 1997 included in this Prospectus and the related financial statement schedule included elsewhere in the registration statement have been included herein in reliance on the reports of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1, including amendments thereto, under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedule filed therewith. Certain items are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to such Registration Statement and to the exhibits and schedule filed therewith. Statements contained in this Prospectus regarding the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, including the exhibits and schedule filed herewith, may be inspected without charge at the principal office of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048, and copies of all or any part thereof may be obtained from such offices upon the payment of the fees prescribed by the Commission. Such materials may also be obtained from the Commission's World Wide Web site at http://www.sec.gov.

  Artisan, Process-Perfect and the Artisan logo are trademarks of the Company. This Prospectus also includes product names and other trade names and trademarks of the Company and of other organizations.

                            ARTISAN COMPONENTS, INC.

                         INDEX TO FINANCIAL STATEMENTS

Report of Independent Accountants........................................... F-2
Balance Sheets.............................................................. F-3
Statements of Operations.................................................... F-4
Statements of Stockholders' Equity ......................................... F-5
Statements of Cash Flows.................................................... F-6
Notes to Financial Statements............................................... F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders
Artisan Components, Inc.

  We have audited the accompanying balance sheets of Artisan Components, Inc. as of September 30, 1996 and 1997, and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended September 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Artisan Components, Inc. as of September 30, 1996 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 1997, in conformity with generally accepted accounting principles.

                                          COOPERS & LYBRAND L.L.P.

San Jose, California
November 24, 1997, except for Notes 14 and 15, for which the date is January 12, 1998.

                            ARTISAN COMPONENTS, INC.

                                 BALANCE SHEETS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                    PRO FORMA
                                       SEPTEMBER 30,  DECEMBER 31, DECEMBER 31,
                                       -------------- ------------     1997
                                        1996   1997       1997      (NOTE 13)
                                       ------ ------- ------------ ------------
                                                             (UNAUDITED)
                ASSETS
Current assets:
  Cash and cash equivalents........... $  709 $ 1,069   $ 1,037
  Contract receivables (net of
   allowance of zero, $275 and $275 at
   September 30, 1996 and 1997 and
   December 31, 1997, respectively)...    832   2,834     3,328
  Marketable securities...............  1,249   2,499     2,499
  Prepaid expenses and other current
   assets.............................    343     564       807
                                       ------ -------   -------
    Total current assets..............  3,133   6,966     7,671
Marketable securities.................  1,000     986        --
Property and equipment, net...........    973   3,969     5,437
Deferred tax asset....................     28       6        25
Other assets..........................     38      84       344
                                       ------ -------   -------
    Total assets...................... $5,172 $12,011   $13,477
                                       ====== =======   =======
 LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued
   expenses........................... $  375 $   631   $ 1,184
  Accrued warranty....................     --     165       165
  Deferred tax liability..............    163     384       301
  Deferred revenue....................    327   1,434     2,012
                                       ------ -------   -------
    Total current liabilities.........    865   2,614     3,662
Deferred rent.........................     15      49        47
Deferred revenue......................     --      --       194
                                       ------ -------   -------
    Total liabilities.................    880   2,663     3,903
                                       ------ -------   -------
Commitments (Note 8).
 Stockholders' Equity:
 Convertible Preferred Stock, $0.001
  par value:
  Authorized: 2,264, 3,436, 3,436 and
   5,000 shares at September 30, 1996
   and 1997, December 31, 1997 and pro
   forma, respectively;
  Issued and outstanding: 2,264,
   3,386, 3,386 and none at September
   30, 1996 and 1997, December 31,
   1997 and pro forma, respectively...  3,478   7,564     7,564       $   --
  (Liquidation value: $9,995 and
   $10,522 at September 30 and
   December 31, 1997)
 Common Stock, $0.001 par value:
  Authorized: 50,000 shares;
  Issued and outstanding: 5,114,
   5,644, 5,738 and 9,174 shares at
   September 30, 1996 and 1997,
   December 31, 1997 and pro forma,
   respectively.......................      5       6         6            9
 Warrant (none pro forma).............     --     125       125           --
 Additional paid in capital...........    528     688       707        8,393
 Retained earnings....................    281     965     1,172        1,172
                                       ------ -------   -------       ------
    Total stockholders' equity........  4,292   9,348     9,574       $9,574
                                       ------ -------   -------       ======
    Total liabilities and
     stockholders' equity............. $5,172 $12,011   $13,477
                                       ====== =======   =======

   The accompanying notes are an integral part of these financial statements.

                            ARTISAN COMPONENTS, INC.

                            STATEMENTS OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                 QUARTER ENDED
                                     YEAR ENDED SEPTEMBER 30,    DECEMBER 31,
                                    ---------------------------- -------------
                                      1995      1996      1997    1996   1997
                                    --------  --------  -------- ------ ------
                                                                  (UNAUDITED)
Revenue............................ $  2,718  $  4,147  $  8,912 $1,385 $3,329
Cost and expenses:
  Cost of revenue..................      984     1,280     2,855    425  1,024
  Product development..............    1,044     1,080     1,955    356    843
  Sales and marketing..............      272       603     2,019    353    785
  General and administrative.......      415       611     1,340    185    455
                                    --------  --------  -------- ------ ------
    Total cost and expenses........    2,715     3,574     8,169  1,319  3,107
                                    --------  --------  -------- ------ ------
Operating income...................        3       573       743     66    222
Other income.......................       --        98       297     42    115
Interest expense...................       --         2        --     --     --
                                    --------  --------  -------- ------ ------
Income before provision for income
 taxes.............................        3       669     1,040    108    337
Provision for income taxes.........       36       137       356     37    130
                                    --------  --------  -------- ------ ------
Net income (loss).................. $    (33) $    532  $    684 $   71 $  207
                                    ========  ========  ======== ====== ======
Basic earnings per share
 (historical)......................                     $   0.11 $ 0.01 $ 0.03
                                                        ======== ====== ======
Diluted earnings per share
 (historical)......................                     $   0.07 $ 0.01 $ 0.02
                                                        ======== ====== ======
Pro forma net income data
 (unaudited) (Note 13):
  Income before provision for
   income taxes.................... $      3  $    669
  Pro forma income tax benefit
   (expense).......................       18      (260)
                                    --------  --------
    Pro forma net income........... $     21  $    409
                                    ========  ========
Basic earnings per share (pro
 forma)............................ $   0.00  $   0.07
                                    ========  ========
Diluted earnings per share (pro
 forma)............................ $   0.00  $   0.05
                                    ========  ========


   The accompanying notes are an integral part of these financial statements.

                            ARTISAN COMPONENTS, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

             FOR THE YEARS ENDED SEPTEMBER 30, 1995, 1996 AND 1997
                  AND FOR THE QUARTER ENDED DECEMBER 31, 1997

                                 (IN THOUSANDS)

                                PREFERRED STOCK   COMMON STOCK          ADDITIONAL
                                ----------------- -------------          PAID IN   RETAINED
                                SHARES   AMOUNT   SHARES AMOUNT WARRANT  CAPITAL   EARNINGS TOTAL
                                -------  -------- ------ ------ ------- ---------- -------- ------
Balance at September 30, 1994.       --        -- 5,009   $ 1      --        --     $  585  $  586
  Options exercised...........       --        --    20    --      --        --         --      --
  Distributions to
   stockholders...............       --        --    --    --      --        --       (143)   (143)
  Net loss....................       --        --    --    --      --        --        (33)    (33)
                                -------  -------- -----   ---    ----      ----     ------  ------
Balance at September 30, 1995.       --        -- 5,029     1      --        --        409     410
  Options exercised...........       --        --    85    --      --         1         --       1
  Issuance of Series A
   Preferred Stock, net of
   issuance costs of $22......    2,264    $3,478    --    --      --        --         --   3,478
  Distributions to
   stockholders...............       --        --    --    --      --        --       (129)   (129)
  Undistributed earnings of
   S corporation reflected as
   additional paid in capital
   of the Company.............       --        --    --     4      --       527       (531)     --
  Net income..................       --        --    --    --      --        --        532     532
                                -------  -------- -----   ---    ----      ----     ------  ------
Balance at September 30, 1996.    2,264     3,478 5,114     5      --       528        281   4,292
  Options exercised...........       --        --   510     1      --        16         --      17
  Issuance of Series B
   Preferred Stock, net of
   issuance costs of $19......    1,122     4,086    --    --      --        --         --   4,086
  Issuance of Common Stock to
   employees as a stock bonus.       --        --    20    --      --       103         --     103
  Compensation expense for
   options granted............       --        --    --    --      --        41         --      41
  Issuance of Warrant.........       --        --    --    --    $125        --         --     125
  Net income..................       --        --    --    --      --        --        684     684
                                -------  -------- -----   ---    ----      ----     ------  ------
Balance at September 30, 1997.    3,386  $  7,564 5,644   $ 6    $125      $688     $  965  $9,348
  Options exercised...........       --        --    94    --      --         7         --       7
  Compensation expense for
   options granted............       --        --    --    --      --        12         --      12
  Net income..................       --        --    --    --      --        --        207     207
                                -------  -------- -----   ---    ----      ----     ------  ------
Balance at December 31, 1997
 (unaudited)..................    3,386  $  7,564 5,738   $ 6    $125      $707     $1,172  $9,574
                                =======  ======== =====   ===    ====      ====     ======  ======


   The accompanying notes are an integral part of these financial statements.

                            ARTISAN COMPONENTS, INC.

                            STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                              QUARTERS ENDED
                                 YEAR ENDED SEPTEMBER 30,      DECEMBER 31,
                                 ---------------------------  ----------------
                                  1995      1996      1997     1996     1997
                                 -------- --------  --------  -------  -------
                                                                (UNAUDITED)
Cash flows from operating
 activities:
  Net income (loss)............. $   (33) $    532  $    684  $    71  $   207
  Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in)
   operating activities:
    Depreciation and
     amortization...............     167       250       777      104      310
    Loss on sale of fixed
     assets.....................       2        --        --       --       --
    Provision for doubtful
     accounts...................      --        --       275       --       --
    Issuance of Common Stock to
     employees as a stock bonus.      --        --       103       --       --
    Compensation expense for
     options granted............      --        --        41        4       12
    Changes in assets and
     liabilities:
      Contract receivables......  (1,308)       86    (2,277)    (790)    (494)
      Deferred revenue..........   1,007      (250)    1,107      626      772
      Prepaid expenses and other
       assets...................      99      (297)     (267)     137     (503)
      Deferred rent.............      --        15        34       10       (2)
      Deferred taxes............      --       135       243       52     (102)
      Accounts payable and
       accrued expenses.........      21        95        37     (201)     503
                                 -------  --------  --------  -------  -------
        Net cash provided by
         (used in) operating
         activities.............     (45)      566       757       13      703
                                 -------  --------  --------  -------  -------
Cash flows from investing
 activities:
  Acquisition of property and
   equipment....................     (90)     (777)   (3,389)     (58)  (1,728)
  Proceeds from sale of property
   and equipment................       4        12        --       --       --
  Purchase of marketable
   securities...................      --    (4,255)   (5,692)    (299)      --
  Proceeds from sales of
   marketable securities........      --     2,007     4,456      249      986
                                 -------  --------  --------  -------  -------
        Net cash used in
         investing activities...     (86)   (3,013)   (4,625)    (108)    (742)
                                 -------  --------  --------  -------  -------
Cash flows from financing
 activities:
  Borrowings from line of
   credit.......................     200       445        --       --       --
  Repayments on line of credit..      --      (645)       --       --       --
  Net proceeds from issuance of
   Series A Preferred Stock.....      --     3,478        --       --       --
  Net proceeds from issuance of
   Series B Preferred Stock and
   Warrant......................      --        --     4,211    4,211       --
  Proceeds from issuance of
   Common Stock.................      --         1        17       --        7
  Distributions to stockholders.    (143)     (129)       --       10       --
                                 -------  --------  --------  -------  -------
        Net cash provided by
         financing activities...      57     3,150     4,228    4,221        7
                                 -------  --------  --------  -------  -------
Net increase (decrease) in cash
 and cash equivalents...........     (74)      703       360    4,126      (32)
Cash and cash equivalents,
 beginning of period............      80         6       709      709    1,069
                                 -------  --------  --------  -------  -------
Cash and cash equivalents, end
 of period...................... $     6  $    709  $  1,069  $ 4,835  $ 1,037
                                 =======  ========  ========  =======  =======
CASH PAID FOR:
  Income taxes.................. $     1  $      2  $      2  $     1  $    10
                                 =======  ========  ========  =======  =======
  Interest paid................. $    --  $      2  $     --  $    --  $    --
                                 =======  ========  ========  =======  =======
SUPPLEMENTAL DISCLOSURE OF
 NONCASH ACTIVITIES:
  Fixed asset acquisitions in
   exchange for accounts
   payable...................... $    --  $    208  $    384  $   208  $    50
                                 =======  ========  ========  =======  =======
  Issuance of Common Stock to
   employees as a stock bonus... $    --  $     --  $    103  $    --  $    --
                                 =======  ========  ========  =======  =======
  Compensation expense for op-
   tions granted................ $    --  $     --  $     41  $     4  $    12
                                 =======  ========  ========  =======  =======

   The accompanying notes are an integral part of these financial statements.

                           ARTISAN COMPONENTS, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. FORMATION AND BUSINESS OF THE COMPANY:

  Artisan Components, Inc. (formerly VLSI Libraries Incorporated) (the "Company") was incorporated in April 1991 to develop high performance, low power and high density embedded memories and other intellectual property ("IP") components for the design and manufacture of complex integrated circuits ("ICs"). The Company licenses its products to semiconductor manufacturers and fabless semiconductor companies for the design of ICs used in complex, high volume applications, such as portable computing devices, cellular phones, consumer multimedia products, automotive electronics, personal computers and workstations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

 Revenue and cost of revenue

  Revenue consists of license fees received under the terms of license agreements with customers to provide the Company's IP component products which are customized to each customer's manufacturing process. IP component products consist of data and/or software and related documentation which enables a customer to design and manufacture complex integrated circuits. The software, if any, included in the Company's IP component products is incidental. The purpose of the license is to permit the customer to use the Company's IP in connection with the design and manufacture of the customers' products. The customization of the IP component products generally takes up to six months to complete and the customer obtains ownership rights to the in-process customization as well as the completed customization. The license period is typically twenty years. Under the terms of a typical license agreement, a portion of the fees are paid on signing of the agreement with the final payment due within 30 days of completion of customization. The Company warrants that the licensed products shall be free from defects and conform to customer's specifications. The warranty period is typically 90 days but can extend to a maximum of one year. Some licenses provide for ongoing product support, which is insignificant, that consists of an identified customer contact at the Company and telephonic or e-mail product support. No upgrades or modifications to the licensed product are provided. The product support period is generally three years. Other than warranty and ongoing product support, the Company has no further obligations subsequent to completion of the customization. Revenue from license fees is recognized based on the percentage of completion method over the period that the Company completes customization for the majority of the Company's contracts. Under certain contracts where the costs cannot be estimated, the completed contract method is utilized whereby revenue and costs are recognized when the Company completes customization. Under the percentage of completion and completed contract methods, provisions for estimated losses on uncompleted contracts are recognized in the period in which the likelihood of such losses is determined.

  Cost of revenue is primarily comprised of salaries and benefits of employees assigned to the contracts and is allocated based on the amount of time devoted to each contract by the employees and includes an accrual for warranty and product support costs and is recognized on the percentage of completion method.

                           ARTISAN COMPONENTS, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

 Product Development

  Product development expenses are charged to operations as incurred.

 Earnings Per Share (EPS)--See Note 14

 Cash and Cash Equivalents

  The Company considers all highly liquid investments with an original maturity of three months or less at date of acquisition to be cash equivalents. The Company maintains its cash and cash equivalents in accounts with one major financial institution.

 Marketable Securities

  Marketable securities are classified as available-for-sale securities and are carried at fair value, based on quoted market prices, with the unrealized gains or losses, net of tax, reported in stockholders' equity. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity, both of which are included in interest income. Realized gains and losses are recorded using the specific identification method.

 Property and Equipment

  Property and equipment are stated at cost, less accumulated depreciation. Property and equipment are depreciated on a straight line basis over their respective estimated useful lives of three to five years. Leasehold improvements are amortized on a straight line basis over the shorter of their respective estimated useful lives or the terms of their respective leases. Upon disposal, assets and related accumulated depreciation are removed from the accounts and the related gain or loss is included in results from operations.

 Income Taxes

  Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

 Unaudited Interim Financial Information

  The accompanying interim balance sheet as of December 31, 1997 and the statements of operations and cash flows for the quarters ended December 31, 1996 and 1997 together with the related notes are unaudited but include all adjustments, consisting of only normal recurring adjustments, which the Company considers necessary to present fairly, in all material respects, the financial position, the results of operations and cash flows for the quarters ended December 31, 1996 and 1997. Results for the quarters ended December 31, 1996 and 1997 are not necessarily indicative of results for an entire year.

Recent Pronouncements

  In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income ("SFAS 130"). This statement establishes standards for reporting and display of comprehensive income

                           ARTISAN COMPONENTS, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

and its components (revenue, expenses and gains and losses) in a full set of financial statements and becomes effective for fiscal years beginning after December 31, 1997.

  In June 1997, the FASB issued SFAS 131, "Disclosure About Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 changes current practice under SFAS 14 by establishing a new framework on which to base segment reporting (referred to as the "management" approach) and also requires interim reporting of segment information. It is effective for the Company's fiscal year 1999.

  The Company is currently studying the impact of these pronouncements.

3. BUSINESS RISKS AND CREDIT CONCENTRATION:

  The Company operates in an intensely competitive industry that has been characterized by rapid technological change, short product life cycles, cyclical market patterns and heightened foreign and domestic competition. Significant technological changes in the industry could affect operating results adversely.

  The Company markets and sells its technology to a narrow base of customers and generally does not require collateral. At September 30, 1997, four customers accounted for 36%, 20%, 15% and 14%, respectively, of contract receivables. At September 30, 1996, five customers accounted for 24%, 24%, 15%, 12% and 12%, respectively, of contract receivables. At December 31, 1997, four customers accounted for 30%, 27%, 19% and 11%, respectively, of contract receivables.

  As of December 31, 1997, the Company's cash and cash equivalents were deposited with one major financial institution in the form of demand deposits and money market accounts.

  Financial instruments that potentially subject the Company to concentrations of credit risk comprise principally cash and cash equivalents, marketable securities and contract receivables. The Company invests its excess cash primarily in U.S. government agency and treasury notes that mature within one year.

4. CONTRACT RECEIVABLES:

  Contract receivables were comprised of the following (in thousands):

                                                SEPTEMBER 30,   DECEMBER 31,
                                                -------------  ---------------
                                                1996   1997       1997
                                                -------------  -----------
                                                               (UNAUDITED)
     Accounts receivable....................... $ 269 $ 1,092    $2,185
     Unbilled contract receivables.............   563   2,017     1,418
                                                ----- -------    ------
                                                  832   3,109     3,603
     Allowance for doubtful accounts...........    --    (275)     (275)
                                                ----- -------    ------
                                                $ 832 $ 2,834    $3,328
                                                ===== =======    ======

                           ARTISAN COMPONENTS, INC.

5. PROPERTY AND EQUIPMENT:

  Property and equipment were comprised of the following (in thousands):

                                                   SEPTEMBER 30,    DECEMBER 31,
                                                   ---------------  ------------
                                                    1996    1997        1997
                                                   ------  -------  ------------
                                                                    (UNAUDITED)
     Computer equipment and software.............. $1,339  $ 3,969    $ 4,448
     Office furniture.............................    197      288        643
     Leasehold improvements.......................     44    1,096      2,040
                                                   ------  -------    -------
                                                    1,580    5,353      7,131
     Accumulated depreciation and amortization....   (607)  (1,384)    (1,694)
                                                   ------  -------    -------
                                                   $  973  $ 3,969    $ 5,437
                                                   ======  =======    =======

  Depreciation and amortization expense was $167,000, $250,000, $777,000, $104,000 and $310,000 for the years ended September 30, 1995, 1996 and 1997 and the quarters ended December 31, 1996 and 1997, respectively.

6. MARKETABLE SECURITIES:

  Marketable securities, classified as available-for-sale securities, included the following (in thousands):

                                                      SEPTEMBER 30, DECEMBER 31,
                                                      ------------- ------------
                                                       1996   1997      1997
                                                      ------ ------ ------------
                                                                    (UNAUDITED)
     Short term investments:
       U.S. Government Securities.................... $1,249 $2,499    $2,499
                                                      ====== ======    ======
     Long term investments:
       U.S. Government Securities.................... $1,000 $  986    $   --
                                                      ====== ======    ======

  All short term investments have maturities of less than one year from the respective balance sheet date. Long term investments at September 30, 1997 mature on December 15, 1998.

  The cost of marketable securities approximates fair value of the securities and there are no unrealized holding gains or losses.

7. LINE OF CREDIT:

  The Company's bank line of credit provides for borrowings of up to $300,000, bears interest at the Bank's prime rate plus 1.75% (8.25%, 8.50% and 8.50% at September 30, 1996 and 1997 and December 31, 1997, respectively), and expires on February 28, 1998. There were no borrowings under this line as of September 30, 1996 and 1997, and December 31, 1997. Any outstanding amounts under the line of credit would be collateralized by substantially all of the Company's assets.

8. COMMITMENTS:

  The Company rents its new office facility in Sunnyvale under a noncancelable operating lease that expires in 2004. Under the terms of the lease, the Company is responsible for its share of taxes, insurance and common area maintenance costs.

                           ARTISAN COMPONENTS, INC.

8. COMMITMENTS, CONTINUED:

  At September 30, 1997, future minimum annual lease payments under this lease were as follows (in thousands):

     1998................................................................ $  431
     1999................................................................    451
     2000................................................................    470
     2001................................................................    490
     2002................................................................    509
     and thereafter......................................................  1,078
                                                                          ------
                                                                          $3,429
                                                                          ======

  The Company continues to lease its previous office facility in San Jose under a noncancelable lease that expires in 2001. In October 1997, the Company entered into a sublease arrangement with respect to the old office facility. This arrangement expires in 2001 with the subtenant assuming the lease obligation of the Company.

  Future minimum annual lease payments and future minimum annual rental income in respect of this property are as follows (in thousands):

                                                                   LEASE  RENTAL
                                                                  PAYMENT INCOME
                                                                  ------- ------
     1998........................................................ $  314  $  314
     1999........................................................    330     330
     2000........................................................    347     347
     2001........................................................    148     148
                                                                  ------  ------
                                                                  $1,139  $1,139
                                                                  ======  ======

  Rent expense was $201,000, $324,000, $442,000, $104,000 and $123,000 for the
fiscal years ended September 30, 1995, 1996 and 1997, and for the quarters ended December 31, 1996 and 1997, respectively.

9. STOCKHOLDERS' EQUITY:

 Stock Splits

  During January 1997, the Board of Directors declared a two-for-one Common Stock and convertible Series A and Series B Preferred Stock split. In November 1997, the Board of Directors declared a one-for-two reverse Common Stock and convertible Series A and Series B Preferred Stock split. All share data including stock option plan information is restated to reflect the stock splits.

  At September 30, 1996 and 1997, convertible Preferred Stock consisted of the following (in thousands):

                                          NUMBER OF SHARES
                 NUMBER OF SHARES              ISSUED
                    AUTHORIZED             AND OUTSTANDING         PROCEEDS, NET
                -----------------------   ---------------------   -------------------
     SERIES       1996         1997        1996        1997        1996       1997
     ------     --------     --------     -------     -------     ------     ------
       A           2,264        2,264       2,264       2,264     $3,478     $3,478
       B              --        1,172          --       1,122         --      4,086
                --------     --------     -------     -------     ------     ------
                   2,264        3,436       2,264       3,386     $3,478     $7,564
                ========     ========     =======     =======     ======     ======

                           ARTISAN COMPONENTS, INC.

9. STOCKHOLDERS' EQUITY, CONTINUED:

  The rights, preferences and privileges of the Preferred Stockholders are as follows:

 Dividends

  The holders of Series A and Series B Preferred Stock are entitled to dividends in preference to Common Stockholders of $0.15461 and $0.377 per annum, respectively. Any dividends would be noncumulative and no right to such dividends would accrue to holders of Preferred Stock unless declared by the Board of Directors. As of September 30, 1997, no dividends have been declared.

 Conversion, Participation and Registration

  The Series A and Series B Preferred Stock is convertible, at the option of the holders, at any time, into Common Stock at conversion values of $1.5461 and $3.77, respectively, subject to certain antidilution adjustments. Conversion is automatic upon the closing of a firm commitment underwritten public offering having an aggregate offering price of at least $10,000,000. The Preferred Stockholders have certain registration rights and the right to participate in future issuances of the Company's stock. Additionally, the Preferred Stockholders have the right of first refusal and the right to participate, should the major Common Stockholder sell shares, which rights also terminate upon the closing of a firm commitment underwritten public offering. The Company has reserved 3,385,736 shares of Common Stock in the event of conversion.

 Voting

  Each share of Series A and Series B Preferred Stock has voting rights equal to the number of Common Stock into which it converts. In addition, the holders of Series A Preferred Stock have the right to elect two members of the Board of Directors and the major Common Stockholder has the right to elect two members of the Board of Directors. The remaining director is elected by holders of both classes of stock.

 Liquidation

  The holders of Series A and Series B Preferred Stock are entitled to a preference in liquidation to Common Stockholders of $1.5461 and $3.77 per share, respectively, plus declared but unpaid dividends. After the above amounts have been paid on the Preferred Stock, the remaining assets are distributed to the holders of the Common Stock. If liquidation occurs prior to March 20, 1999, the above preferences will also include an amount equal to a 25% rate of return on the original purchase price, compounded annually, from the date of issuance.

 Warrant

  In connection with the issuance of the Series B Preferred Stock the Company issued a warrant to purchase an aggregate of 50,000 shares of Series B Preferred Stock at an exercise price of $3.77 and an additional, variable amount of Series B Preferred Stock, at a price to be determined at the time of issuance of such shares. The variable number of shares purchasable upon any exercise of the warrant (the "Additional Shares") is limited to such number of shares of Series B Preferred Stock that, when combined with (x) the number of shares of Series B

                           ARTISAN COMPONENTS, INC.

9. STOCKHOLDERS' EQUITY, CONTINUED:

Preferred Stock originally purchased by Synopsys, and (y) any additional shares of Preferred Stock of the Company purchased by Synopsys after the date of issuance of the warrant in connection with such warrant or otherwise, will increase Synopsys' aggregate percentage ownership to 9.9% of the Company's issued and outstanding capital stock at the time of such exercise. The exercise price for the Additional Shares would vary depending on the event that triggered the exercisability of the warrant and on an issuance of Additional Shares in conjunction with an initial public offering, the exercise price will be the public offering price per share less any underwriting discounts and commissions. The Company has reserved 50,000 shares of Common Stock for issuance upon exercise of the warrant.

 Stock Option Plan

  The Company had reserved 2,291,396 shares of its Common Stock under its 1993 Stock Option Plan, as amended (the "1993 Plan") for issuance upon the exercise of nonstatutory and incentive stock options to employees and consultants as of September 30, 1997. In November 1997, the Board of Directors also authorized and the stockholders approved, the reservation of an additional two million shares for issuance under the 1993 Plan. The 1993 Plan expires in 2003. Options to purchase the Company's Common Stock may be granted at a price not less than 85% of fair market value in the case of nonstatutory stock options, and at fair market value in the case of incentive stock options. Fair market value is determined by the Board of Directors. Options become exercisable as determined by the Board of Directors but generally at a rate of 25% after the first year and 6.25% each quarter thereafter. Options expire as determined by the Board of Directors but not more than ten years after the date of grant.

 Stock Option Plan

  Activity under the Plan was as follows (in thousands except per share data):

                                                                      WEIGHTED
                                            OPTIONS OUTSTANDING        AVERAGE
                               SHARES   ----------------------------  EXERCISE
                              AVAILABLE  NUMBER    PRICE PER            PRICE
                              FOR GRANT OF SHARES    SHARE    TOTAL   PER SHARE
                              --------- --------- ----------- ------  ---------
Balance at September 30,
 1994........................     750       611      $0.01    $    6    $0.01
  Granted....................    (212)      212      $0.01         2    $0.01
  Exercised..................      --       (20)     $0.01        --    $0.01
  Canceled...................     226      (226)     $0.01        (2)   $0.01
                                -----     -----               ------
Balance at September 30,
 1995........................     764       577      $0.01         6    $0.01
  Additional shares reserved
   for issuance..............     422        --       --          --
  Granted....................    (598)      598   $0.01-$0.15     47   $0.0784
  Exercised..................      --       (85)     $0.01        (1)   $0.01
  Canceled...................       4        (4)     $0.01        --    $0.01
                                -----     -----               ------
Balance at September 30,
 1996........................     592     1,086   $0.01-$0.15     52   $0.0477
  Additional shares reserved
   for issuance..............     400        --       --          --
  Granted....................    (831)      831   $0.15-$5.00  2,165   $2.6052
  Exercised..................      --      (510)  $0.01-$0.05    (17)  $0.034
                                -----     -----               ------
Balance at September 30,
 1997........................     161     1,407   $0.01-$5.00  2,200   $1.5634
  Additional shares reserved
   for issuance..............   2,000        --       --          --     --
  Granted....................    (123)      123   $5.00-$7.00    707    $5.75
  Exercised..................      --       (95)  $0.01-$2.00     (7)  $0.0702
  Canceled...................      34       (34)  $0.15-$2.00    (14)  $0.4191
                                -----     -----               ------
Balance at December 31, 1997
 (unaudited).................   2,072     1,401   $0.01-$7.00 $2,886   $2.0593
                                =====     =====               ======

                           ARTISAN COMPONENTS, INC.

9. STOCKHOLDERS' EQUITY, CONTINUED:

  At September 30, 1995, 1996 and 1997, and December 31, 1997, options to purchase 225,917, 303,235, 291,011 and 289,567 shares of Common Stock, respectively, were exercisable.

  In connection with the grant of options for the purchase of 96,200 shares of Common Stock to employees during the period from December 1996 through March 1997, the Company recorded aggregate deferred compensation of approximately $198,000 representing the difference between the deemed fair value of the Common Stock and the option exercise price at date of grant. Such deferred compensation will be amortized over the vesting period relating to these options, of which $41,000 and $12,000 has been amortized during the year ended September 30, 1997 and the three month period ended December 31, 1997, respectively.

 Stock Compensation

  The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the 1993 Plan. Had compensation expense been determined at the fair value on the grant dates for awards under the Plan consistent with the method of SFAS No. 123, the Company's net income in 1996 and 1997 would have been reduced to the pro forma amounts indicated below (in thousands):

                                                                    YEAR ENDED
                                                                   SEPTEMBER 30,
                                                                   -------------
                                                                    1996   1997
                                                                   ------ ------
     Net income
      As reported, pro forma in 1996 and historical in 1997....... $  409 $  684
      Pro forma................................................... $  405 $  658
     Net income per share
      As reported, pro forma in 1996 and historical in 1997
       Basic earnings per share................................... $ 0.07 $ 0.11
       Diluted earnings per share................................. $ 0.05 $ 0.07
      Pro forma
       Basic earnings per share................................... $ 0.07 $ 0.10
       Diluted earnings per share................................. $ 0.05 $ 0.07

Such difference may not be representative of future compensation cost because options vest over several years and additional grants are made each year.

  The fair value of each option grant is estimated on the date of grant using the minimum value method with the following weighted assumptions:

                                                                  1996    1997
                                                                 ------- -------
     Risk-free interest rate....................................   5.65%   6.25%
     Expected average life...................................... 5 years 5 years
     Expected dividends.........................................      --      --
     Expected volatility........................................      0%      0%

  The expected average life is based upon the assumption that the stock options, on average, are exercised one year after they are fully vested. The weighted average remaining contract life was 9.3 and 8.9 years, as of September 30, 1996 and 1997, respectively.

                           ARTISAN COMPONENTS, INC.

9. STOCKHOLDERS' EQUITY, CONTINUED:

  The options outstanding and currently exercisable by exercise price at December 31, 1997 are as follows (in thousands, except per share data):

                  OPTIONS OUTSTANDING                OPTIONS EXERCISABLE
     --------------------------------------------------------------------
                                  WEIGHTED  WEIGHTED             WEIGHTED
                                   AVERAGE  AVERAGE              AVERAGE
                        NUMBER    REMAINING EXERCISE   NUMBER    EXERCISE
     EXERCISE PRICE   OUTSTANDING   LIFE     PRICE   EXERCISABLE  PRICE
     --------------   ----------- --------- -------- ----------- --------
      $0.01-$1.00          809      8.19     $0.110      289      $0.112
      $2.00-$3.50           47      9.25     $2.493        1      $3.500
      $4.50-$5.00          477      9.55     $4.710       --          --
      $6.00-$7.00           68      9.90     $6.362       --          --
                         -----                           ---
                         1,401      8.77     $2.059      290      $0.116
                         =====                           ===

10. INCOME TAXES:

  Prior to March 1996, the Company was organized as a subchapter S corporation and profits and losses for these periods flowed through to the shareholders. Deferred tax assets and liabilities associated with temporary differences at the termination of S corporation status were recorded with a corresponding charge to provision for income taxes. Taxes reflected in the 1995 financial statements represent foreign income and franchise taxes imposed on S corporations by California.

  The provision for income taxes was comprised (in thousands):

                                                                       1996 1997
                                                                       ---- ----
     Federal:
       Current........................................................ $ -- $ --
       Deferred.......................................................  114  181
                                                                       ---- ----
                                                                        114  181
     State:
       Current........................................................    3   --
       Deferred.......................................................   20   49
                                                                       ---- ----
                                                                         23   49
     Foreign:
       Current........................................................   --  126
                                                                       ---- ----
         Total........................................................ $137 $356
                                                                       ==== ====

  The Company's effective tax rate on pretax income differed from the U.S. federal statutory regular tax rate as follows:

                                                            1995    1996   1997
                                                           -------  -----  ----
     Provision at U.S. federal statutory rate.............    34.0%  34.0% 34.0%
     State tax net of federal benefit.....................    32.3    3.4   4.2
     Non-taxable S corporation earnings...................   (34.0) (16.0)   --
     Research and development tax credit..................      --   (0.9) (4.0)
     Foreign taxes........................................ 1,167.7     --    --
                                                           -------  -----  ----
                                                           1,200.0%  20.5% 34.2%
                                                           =======  =====  ====

                           ARTISAN COMPONENTS, INC.

10. INCOME TAXES, CONTINUED:

  Temporary differences and carryforwards which gave rise to significant portions of deferred tax assets and liabilities as of September 30, was as follows (in thousands):

                                                                  1996   1997
                                                                  -----  -----
     DEFERRED TAX ASSETS:
     Current:
       Net operating loss carryforwards.......................... $   9  $  --
       Research and development credits..........................    14     85
       Other credits.............................................    --      8
       State taxes...............................................     1     --
                                                                  -----  -----
                                                                     24     93
     Non current:
       Depreciation and amortization.............................    28      6
                                                                  -----  -----
                                                                     52     99
     DEFERRED TAX LIABILITIES:
     Current:
       Accrual to cash conversion................................  (187)  (477)
                                                                  -----  -----
     Net deferred tax liability.................................. $(135) $(378)
                                                                  =====  =====

11. SEGMENT REPORTING:

  The Company operates in one industry segment.

  The distribution of revenues by geographic area was as follows (in thousands):

                                                                    QUARTERS
                                                                      ENDED
                                        YEAR ENDED SEPTEMBER 30,  DECEMBER 31,
                                       -------------------------- -------------
                                         1995     1996     1997    1996   1997
                                       -------- -------- -------- ------ ------
                                                                   (UNAUDITED)
REVENUES FROM UNAFFILIATED CUSTOMERS:
North America......................... $  1,222 $  2,180 $  2,923 $  600 $1,345
Europe................................      737      944    2,873    483    541
Asia..................................      759    1,023    3,116    302  1,443
                                       -------- -------- -------- ------ ------
                                       $  2,718 $  4,147 $  8,912 $1,385 $3,329
                                       ======== ======== ======== ====== ======

                           ARTISAN COMPONENTS, INC.

11. SEGMENT REPORTING, CONTINUED:

  Revenue from individual customers in excess of 10% of revenue was as follows (in thousands, except percent data):

                                                         QUARTERS ENDED
               YEAR ENDED SEPTEMBER 30,                   DECEMBER 31,
     -------------------------------------------- -----------------------------
          1995           1996           1997           1996           1997
     -------------- -------------- -------------- -------------- --------------
     PERCENT AMOUNT PERCENT AMOUNT PERCENT AMOUNT PERCENT AMOUNT PERCENT AMOUNT
     ------- ------ ------- ------ ------- ------ ------- ------ ------- ------
                                                   (UNAUDITED)    (UNAUDITED)
A...   20%    $552    20%   $  836   27%   $2,362    --      --    16%    $541
B...   17%     466     --       --   13%    1,145   11%    $155    14%     451
C...   17%     456    10%      395    --       --    --      --     --      --
D...   11%     292     --       --    --       --    --      --     --      --
E...   10%     274     --       --    --       --    --      --     --      --
F...    --      --    15%      627   16%    1,388    --      --    21%     681
G...    --      --    37%    1,533    --       --   25%     340    17%     574
H...    --      --     --       --   24%    2,167   19%     261    18%     602
I...    --      --     --       --    --       --   20%     282     --      --

12. BENEFIT PLAN:

  The Company sponsors a 401(k) profit sharing plan (the "401(k) Plan") for substantially all employees. The 401(k) Plan provides for profit sharing contributions to be made at the discretion of the Company's Board of Directors. The Company did not elect to make a profit sharing contribution for fiscal 1995, 1996 or 1997.

  The 401(k) Plan also provides for elective employee salary reduction contributions and Company matching of employees' contributions. Employees may contribute up to 15% of elective compensation. The Company's matching contribution is at the discretion of the Company's Board of Directors. The Company's matching contributions were $36,838, $39,756 and $74,017 for fiscal 1995, 1996 and 1997, respectively.

13. UNAUDITED PRO FORMA DATA:

  The statement of operations includes pro forma tax expense to reflect tax expense as if the Company had been a C corporation in fiscal 1995 and 1996. The components of the pro forma tax benefit (expense) consisted of (in thousands):

                                                                  YEAR ENDED
                                                                SEPTEMBER 30,
                                                                ---------------
                                                                 1995    1996
                                                                ------  -------
     Federal:
       Deferred................................................ $   18  $  (222)
     State:
       Current.................................................      1       (1)
       Deferred................................................     (1)     (37)
     Foreign:
       Current.................................................     32       --
       Deferred................................................    (32)      --
                                                                ------  -------
         Tax benefit (expense)................................. $   18  $  (260)
                                                                ======  =======

                           ARTISAN COMPONENTS, INC.

13. UNAUDITED PRO FORMA DATA, CONTINUED:

  Upon the closing of an initial public offering of the Company's Common Stock that meets the criteria set out in Note 9, all the convertible Preferred Stock and warrant outstanding will convert into an aggregate of 3,435,736 shares of Common Stock. At December 31, 1997, the unaudited pro forma stockholders' equity is adjusted for the conversion of the convertible Preferred Stock and warrant outstanding at December 31, 1997 and is disclosed on the face of the balance sheets.

14. EARNINGS PER SHARE (EPS) DISCLOSURES:

  The Company has adopted the provisions of Statement of Financial Accounting Standards No. 128, Earnings Per Share ("SFAS 128") effective December 31, 1997. SFAS 128 requires the presentation of basic and diluted earnings per share. Basic EPS is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS is computed giving effect to all dilutive potential common shares that were outstanding during the period. Dilutive potential common shares consist of the incremental common shares issuable upon the conversion of convertible preferred stock (using the "if converted" method) and exercise of stock options and warrants for all periods. All prior period earnings per share amounts have been restated to comply with the SFAS 128.

  The Company has computed common and common equivalent shares in determining the number of shares used in calculating earnings per share for all periods presented pursuant to the Securities and Exchange Commission Staff Accounting Bulletin (SAB) No. 83. SAB 83 requires the Company to include all common shares and all common equivalent shares issued during the 12 month period preceding the filing date of an initial public offering in its calculation of the number of shares used to determine basic and diluted earnings per share as if the shares had been outstanding for all periods presented.

                           ARTISAN COMPONENTS, INC.

14. EARNINGS PER SHARE (EPS) DISCLOSURES, CONTINUED:

  In accordance with the disclosure requirements of SFAS 128, a reconciliation of the numerator and denominator of basic and diluted EPS is provided as follows (in thousands, except per share amounts).

                                                                QUARTERS ENDED
                                       YEAR ENDED SEPTEMBER 30,  DECEMBER 31,
                                       ----------------------------------------
                                        1995     1996    1997    1996    1997
                                       ---------------- --------------- -------
                                                                  (UNAUDITED)
Numerator--Basic and Diluted EPS
  Net income (historical).............                  $   684 $    71 $   207
                                                        ======= ======= =======
  Pro forma net income (unaudited).... $    21 $    409
                                       ======= ========
Denominator--Basic EPS
  Common stock outstanding............   5,018    5,040   5,456   5,121   5,705
  Common equivalent stock issued
   pursuant to Staff Accounting
   Bulletin No. 83....................     927      927     927     927     927
                                       ------- -------- ------- ------- -------
                                         5,945    5,967   6,383   6,048   6,632
                                       ------- -------- ------- ------- -------
Basic earnings per share.............. $  0.00   $ 0.07 $  0.11 $  0.01 $  0.03
                                       ======= ======== ======= ======= =======
Denominator--Diluted EPS
  Denominator--Basic EPS..............   5,945    5,967   6,383   6,048   6,632
  Effect of Dilutive Securities:
    Common stock options..............      --      773     881     919     809
    Convertible preferred stock.......      --    1,197   2,264   2,264   2,264
                                       ------- -------- ------- ------- -------
                                         5,945    7,937   9,528   9,231   9,705
                                       ------- -------- ------- ------- -------
Diluted earnings per share............ $  0.00 $   0.05 $  0.07 $  0.01 $  0.02
                                       ======= ======== ======= ======= =======

                           ARTISAN COMPONENTS, INC.

15. SUBSEQUENT EVENTS:

  In November 1997, the Board of Directors and the stockholders approved the reincorporation of the Company in Delaware. Under the new Certificate of Incorporation in Delaware, the Company is authorized to issue 50,000,000 shares of Common Stock at $0.001 par value and 5,000,000 shares of Preferred Stock at $0.001 par value. The reincorporation occurred on January 9, 1998.

  In November 1997, the Board of Directors and the stockholders authorized management of the Company to file a Registration Statement with the Securities and Exchange Commission relating to a public offering of the Company's Common Stock.

  In November 1997, the Board of Directors and the stockholders also approved the adoption of a 1997 Employee Stock Purchase Plan and the adoption of a 1997 Director Option Plan. The Board of Directors also authorized, and the stockholders approved, the reservation of an additional two million shares for issuance under the 1993 Plan.

  The 1997 Employee Stock Purchase Plan authorizes the granting of stock purchase rights to eligible employees during two-year offering periods with exercise dates approximately every six months. The Board of Directors reserved 600,000 shares of common stock for issuance under the plan. Shares are purchased through employees' payroll deductions at purchase prices equal to 85% of the lesser of the fair market value of the Company's Common Stock at either the first day of each offering period or the date of purchase.

  A total of 200,000 shares of Common Stock have been reserved for issuance under the 1997 Director Option Plan.

  On January 12, 1998, the Company granted options to purchase 491,700 shares and 240,000 shares of Common Stock at exercise prices of $7.00 and $7.70 per share, respectively.

  A total of 29,562 options have been exercised during the period from January 1, 1998 to January 12, 1998 at a weighted average exercise price of $0.01.

                          [LOGO OF ARTISAN COMPONENTS]

   Customers Include Many Of The World's Leading Semiconductor Manufacturers

                                                            PROCESS TECHNOLOGIES
                                                     ---------------------------------

                 CUSTOMERS             0.6(micron) 0.5(micron) 0.35(micron) 0.25(micron)
    ------------------------------------------------------------------------------------
     Analog Devices                         X
    ------------------------------------------------------------------------------------
     ATI Technologies                       X          X          X          X
    ------------------------------------------------------------------------------------
     Chartered                                                    X
    ------------------------------------------------------------------------------------
     Fujitsu                                           X                     X
    ------------------------------------------------------------------------------------
     GEC Plessey                            X                     X
    ------------------------------------------------------------------------------------
     LSI Logic                              X          X
    ------------------------------------------------------------------------------------
     NEC                                               X          X
    ------------------------------------------------------------------------------------
     Newport Wafer Fab                                 X          X
    ------------------------------------------------------------------------------------
     OKI Electric                                      X          X          X
    ------------------------------------------------------------------------------------
     SGS-THOMSON                                       X          X          X
    ------------------------------------------------------------------------------------
     Toshiba                                                      X
    ------------------------------------------------------------------------------------
     TSMC                                                                    X
    ------------------------------------------------------------------------------------
     VLSI Technology                                                         X

 NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
  Prospectus Summary.....................................................     3
  The Company ...........................................................     4
  Risk Factors ..........................................................     5
  Use of Proceeds .......................................................    15
  Dividend Policy .......................................................    15
  Capitalization ........................................................    16
  Dilution ..............................................................    17
  Selected Financial Data ...............................................    18
  Management's Discussion and Analysis of Financial Condition and Results
   of Operations ........................................................    19
  Business ..............................................................    29
  Management.............................................................    40
  Certain Transactions ..................................................    51
  Principal Stockholders ................................................    54
  Description of Capital Stock ..........................................    56
  Shares Eligible for Future Sale .......................................    60
  Underwriting ..........................................................    62
  Legal Matters .........................................................    64
  Experts ...............................................................    64
  Additional Information ................................................    64
  Index to Financial Statements..........................................   F-1

 UNTIL           , 1998 (25 DAYS FROM THE DATE OF THIS PROSPECTUS), ALL
 DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
--------------------------------------------------------------------------------

[LOGO OF ARTISAN COMPONENTS]

 2,900,000 SHARES

 COMMON STOCK


 DEUTSCHE MORGAN GRENFELL

 HAMBRECHT & QUIST

 WESSELS, ARNOLD & HENDERSON

 PROSPECTUS

       , 1998

                                    PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth all expenses, other than the underwriting discount, payable by the Registrant in connection with the sale of the Common Stock being registered. All the amounts shown are estimates, except for the registration fee, the NASD fee and the Nasdaq National Market filing fee.

ITEM                                                                    AMOUNT
----                                                                   --------
Registration Fee...................................................... $  9,096
NASD Filing Fee.......................................................    3,502
Nasdaq National Market Listing Fee....................................   50,000
Blue Sky Fees and Expenses............................................   10,000
Printing and Engraving Expenses.......................................  150,000
Legal Fees and Expenses...............................................  300,000
Accounting Fees and Expenses..........................................  225,000
Transfer Agent and Registrar Fees.....................................   20,000
Miscellaneous expenses................................................   82,402
                                                                       --------
  Total............................................................... $850,000
                                                                       ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Prior to its reincorporation in Delaware and as permitted by Section 204(a) of the California General Corporation Law, the Registrant's Amended and Restated Articles of Incorporation eliminated a director's personal liability for monetary damages to the Registrant and its shareholders arising from a breach or alleged breach of the director's fiduciary duty, except for liability arising under Sections 310 and 316 of the California General Corporation Law or liability for (i) acts or omissions that involve intentional misconduct or knowing and culpable violation of law, (ii) acts or omissions that a director believes to be contrary to the best interests of the Registrant or its shareholders or that involve the absence of good faith on the part of the director, (iii) any transaction from which a director derived an improper personal benefit, (iv) acts or omissions that show a reckless disregard for the director's duty to the Registrant or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of serious injury to the Registrant or its shareholders, (v) acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the Registrant or its shareholders, (vi) interested transactions between the corporation and a director in which a director has a material financial interest, and (vii) liability for improper distributions, loans or guarantees. This provision did not eliminate the directors' duty of care, and in appropriate circumstances equitable remedies such as an injunction or other forms of non-monetary relief would remain available under California law.

  Sections 204(a) and 317 of the California General Corporation Law authorize a corporation to indemnify its directors, officers, employees and other agents in terms sufficiently broad to permit indemnification (including reimbursement for expenses) under certain circumstances for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"). The Registrant's Amended and Restated Articles of Incorporation and Bylaws in effect prior to the reincorporation contained provisions covering indemnification to the maximum extent permitted by the California General Corporation Law of corporate directors, officers and other agents against certain liabilities and expenses incurred as a result of proceedings involving such persons in their capacities as directors, officers employees or agents, including proceedings under the Securities Act or the Securities Exchange Act of 1934, as amended.

  The Registrant is subject to Section 145 of the Delaware General Corporation Law ("Section 145"). Section 145 permits indemnification of officers and directors of the Company under certain conditions and subject to certain limitations. Section 145 also provides that a corporation has the power to maintain insurance on behalf of its officers and directors against any liability asserted against such person and incurred by him or her in such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of Section 145. Upon shareholder approval of such reincorporation, Article VI, Section 6.1, of the Registrant's Bylaws will provide for mandatory indemnification of its directors and officers and permissible indemnification of employees and other agents to the maximum extent not prohibited by the Delaware General Corporation Law. The rights to indemnity thereunder continue as to a person who has ceased to be a director, officer, employee or agent and inure to the benefit of the heirs, executors and administrators of the person. In addition, expenses incurred by a director or executive officer in defending any civil, criminal, administrative or investigative action, suit or proceeding by reason of the fact that he or she is or was a director or officer of the Registrant (or was serving at the Registrant's request as a director or officer of another corporation) shall be paid by the Registrant in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Registrant as authorized by the relevant section of the Delaware General Corporation Law.

  As permitted by Section 102(b)(7) of the Delaware General Corporation Law, the Registrant's Certificate of Incorporation provides that, pursuant to Delaware law, its directors shall not be personally liable for monetary damages for breach of the directors' fiduciary duty as directors to the Registrant and its stockholders. This provision in the Certificate of Incorporation does not eliminate the directors' fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Registrant for acts or omission not in good faith or involving international misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of Stock repurchases or redemptions that are unlawful under Section 174 of the Delaware General Corporation Law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws. Prior to the effective date of this Offering, the Registrant will enter into indemnification agreements with each of its directors and executive officers. Generally, the indemnification agreements attempt to provide the maximum protection permitted by Delaware law as it may be amended from time to time. Moreover, the indemnification agreements provide for certain additional indemnification. Under such additional indemnification provisions, however, an individual will not receive indemnification for judgments, settlements or expenses if he or she is found liable to the Registrant (except to the extent the court determines he or she is fairly and reasonably entitled to indemnity for expenses), for settlements not approved by the Registrant or for settlements and expenses if the settlement is not approved by the court. The indemnification agreements provide for the Registrant to advance to the individual any and all reasonable expenses (including legal fees and expenses) incurred in investigating or defending any such action, suit or proceeding. In order to receive an advance of expenses, the individual must submit to the Registrant copies of invoices presented to him or her for such expenses. Also, the individual must repay such advances upon a final judicial decision that he or she is not entitled to indemnification.

  The Registrant intends to enter into additional indemnification agreements with each of its directors and executive officers to effectuate these indemnity provisions and to purchase directors' and officers' liability insurance.

  In addition to the foregoing, the Underwriting Agreement contains certain provisions by which the Underwriters have agreed to indemnify the Registrant, each person, if any, who controls the Registrant within the meaning of Section 15 of the Securities Act, each director of the Registrant and each officer of the Registrant who signs the Registration Statement, with respect to information furnished in writing by or on behalf of the Underwriters for use in the Registration Statement.

  At present, there is no pending litigation or proceeding involving a director, officer, employee or other agent of the Registrant in which indemnification is being sought, nor is the Registrant aware of any threatened litigation that may result in a claim for indemnification by any director, officer, employee or other agent of the Registrant.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  Since December 31, 1994, the Registrant has issued and sold (without payment of any selling commission to any person) the following unregistered securities (as adjusted to reflect the two-for-one stock split effected in March 1997 and the one-for-two reverse stock split effected in November 1997):

1. From December 31, 1994 to January 12, 1998, the Registrant issued and sold 738,288 shares of Common Stock to employees and consultants at prices ranging from $0.01 to $2.00 per share, upon exercise of stock options, pursuant to the Registrant's 1993 Stock Option Plan.

2. On September 30, 1997, the Registrant issued 20,602 shares of Common Stock to employees as a stock bonus.

3. On March 21, 1996, the Registrant issued and sold 2,263,802 shares of Series A Preferred Stock to a total of four investors for an aggregate purchase price of $3,500,059.64.

4. On December 17, 1996, the Registrant issued and sold 1,121,934 shares of Series B Preferred Stock to a total of five investors for an aggregate purchase price of $4,229,679.87 and issued to one investor for no additional consideration a warrant to purchase 50,000 shares of Series B Preferred Stock at an exercise price of $3.77 per share plus an additional variable amount of Preferred Stock.

  The issuances of securities set forth in paragraphs 1 and 2 above were deemed to be exempt from the registration requirements of the Securities Act in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The sales of securities set forth in paragraphs 3 and 4 above were deemed to be exempt from the registration requirements of the Securities Act in reliance on
Section 4(2) thereof, or Regulation D promulgated thereunder, as transactions by an issuer not involving a public offering. The granting of Stock options described in paragraph 1 above and the Stock bonus described in paragraph 2 above did not require registration under the Securities Act, or an exemption therefrom, insofar as such grants did not involve a "sale" of securities as such term is used in Section 2(3) of the Securities Act.

  The recipients of the securities in each of the transactions set forth in paragraphs 1 through 4 above represented their intention to acquire such securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments used in such transactions. All recipients received adequate information about the Registrant at the time of the acquisition of such securities or had access, through employment or other relationships with the Registrant, to such information.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  A. EXHIBITS

  1.1    Form of Underwriting Agreement.
  2.1 Form of Agreement and Plan of Merger between Artisan Components, Inc., a California corporation, and Artisan Components, Inc., a Delaware corporation
  3.1    Certificate of Incorporation of the Registrant.
  3.2    Amended and Restated Certificate of Incorporation of the Registrant
         (to be filed immediately after the closing of this offering).
  3.3    Bylaws of the Registrant.
  3.4.1  California Amended and Restated Articles of Incorporation.
  3.4.2  California Bylaws of Registrant.
  4.1    Specimen Common Stock certificate of the Registrant.
  4.2    First Amended and Restated Registration Rights Agreement dated
         December 17, 1996 by and among the Registrant and the Shareholders named therein.
  4.3    Warrant to purchase shares of Series B Preferred Stock dated December
         17, 1996 issued by the Registrant to Synopsys, Inc.
  5.1    Opinion of Wilson Sonsini Goodrich & Rosati, Professional
         Corporation.
 10.1 Form of Indemnification Agreement for directors and executive officers.
 10.2    1993 Stock Option Plan and form of agreement thereunder.
 10.3    1997 Employee Stock Purchase Plan.
 10.4    1997 Director Stock Option Plan.
 10.5    Lease Agreement dated December 13, 1995 between Registrant and
         Spieker Properties, L.P. for 2077 Gateway Place, San Jose, California office.
 10.5.1  Sublease dated October 10, 1997 between the Registrant and Unison
         Software, Inc.
 10.5.2  First Addendum to Sublease dated October 14, 1997 between the
         Registrant and Unison Software, Inc.
 10.5.3  Fixed Asset Purchase Agreement dated October 10, 1997 between the
         Registrant and Unison Software, Inc.
 10.6 Series A Preferred Stock Purchase Agreement dated March 21, 1996 by and among the Registrant and the Purchasers named therein.
 10.7+   Purchase and License Agreement dated April 9, 1996 between the
         Registrant and OKI Electric Industry Co., Ltd. and amendments thereto.
 10.8    Business Loan Agreement dated May 8, 1996 between the Registrant and
         Union Bank of California, N.A. and attachments thereto.
 10.9    Offer Letter dated August 29, 1996 between the Registrant and Jeffrey
         A. Lewis and letter amendment dated September 5, 1996 thereto.
 10.10+ Collaboration Agreement dated December 4, 1996 between the Registrant and SGS-THOMSON MICROELECTRONICS S.r.l.

 10.11   Series B Preferred Stock Purchase Agreement dated December 17, 1996 by and among the Registrant and the Purchasers named therein.
 10.12+  OEM Agreement dated December 6, 1996 between the Registrant and
         Synopsys, Inc.
 10.13+  License Agreement dated June 16, 1997 between the Registrant and
         Fujitsu Microelectronics, Inc.
 10.14   Lease Agreement dated June 16, 1997 between Registrant, Richard
         Bowling and Katherine Bowling for 1195 Bordeaux Drive, Sunnyvale,
         California office.
 10.15   Severance Agreement dated June 20, 1997 between the Registrant and
         Robert D. Selvi.
 10.16   Offer Letter dated July 31, 1997 between the Registrant and Larry J.
         Fagg.
 11.1    Statement regarding calculation of earnings per share.
 23.1*   Consent of Coopers & Lybrand L.L.P., independent accountants.
 23.2    Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation
         (See Exhibit 5.1)
 24.1    Power of Attorney for directors Templeton, Lanza and Becker.
 24.1.1  Power of Attorney for Dr. Eli Harari.
 27.1    Financial Data Schedule.

--------
Unless otherwise indicated, exhibits have previously been filed.
*  Documents filed herewith.
+ Certain information in these exhibits has been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request under 17 C.F.R. Sections 200.80(b)(4), 200.83 and 230.46.

  B. FINANCIAL STATEMENT SCHEDULES

    Schedule II--Valuation and Qualifying Accounts

  All other schedules are omitted because they are inapplicable or the requested information is shown in the financial statements of the Registrant or notes thereto.

ITEM 17. UNDERTAKINGS

  The Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The Registrant hereby undertakes that:

  (1) for purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective;

  (2) For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 3 to Registration Statement No. 333-41219 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, State of California, on the 2nd day of February, 1998.

                                          Artisan Components, Inc.

                                                   /s/ Mark R. Templeton
                                          By___________________________________
                                              MARK R. TEMPLETON PRESIDENT AND
                                                  CHIEF EXECUTIVE OFFICER

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

             SIGNATURE                         TITLE                    DATE
             ---------                         -----                    ----

      /s/ Mark R. Templeton          President, Chief Executive   February 2, 1998
____________________________________ Officer and Director
          Mark R. Templeton          (Principal Executive
                                     Officer)

       /s/ Robert D. Selvi           Vice President, Finance,     February 2, 1998
____________________________________ and Chief Financial
           Robert D. Selvi           Officer (Principal
                                     Financial and Accounting
                                     Officer)

          Lucio L. Lanza*            Chairman of the Board of     February 2, 1998
____________________________________ Directors
          Lucio L. Lanza

         Scott T. Becker*            Director                     February 2, 1998
____________________________________
          Scott T. Becker

          Dr. Eli Harari*            Director                     February 2, 1998
____________________________________
          Dr. Eli Harari


       */s/ Robert D. Selvi
By: _________________________________
  Robert D. Selvi, Attorney-in-Fact

                            ARTISAN COMPONENTS, INC.

                 Schedule II--Valuation and Qualifying Accounts

                                     ADDITIONS
                          --------------------------------
                          BALANCE AT CHARGED TO CHARGED TO            BALANCE AT
                          BEGINNING   COST AND    OTHER                 END OF
                          OF PERIOD   EXPENSES   ACCOUNTS  DEDUCTIONS   PERIOD
                          ---------- ---------- ---------- ---------- ----------
Year ended September 30,
 1995:
  Allowance for doubtful
   accounts.............       --          --        --         --          --
Year ended September 30,
 1996:
  Allowance for doubtful
   accounts.............       --          --        --         --          --
Year ended September 30,
 1997:
  Allowance for doubtful
   accounts.............       --     $275,000       --         --     $275,000

                       REPORT OF INDEPENDENT ACCOUNTANTS

  In connection with our audits of the financial statements of Artisan Components, Inc. as of September 30, 1996 and 1997, and for each of the three years in the period ended September 30, 1997, which financial statements are included in the Registration Statement, we have also audited the financial statement schedule listed in Item 16.b. herein.

  In our opinion, the financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.

                                          COOPERS & LYBRAND L.L.P.

San Jose, California
November 24, 1997

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER         DESCRIPTION
 -------        -----------
  1.1     Form of Underwriting Agreement.
  2.1     Form of Agreement and Plan of Merger between Artisan Components,
          Inc., a California corporation, and Artisan Components, Inc., a
          Delaware corporation
  3.1     Certificate of Incorporation of the Registrant.
  3.2     Amended and Restated Certificate of Incorporation of the Registrant
          (to be filed immediately after the closing of this offering).
  3.3     Bylaws of the Registrant.
  3.4.1   California Amended and Restated Articles of Incorporation.
  3.4.2   California Bylaws of Registrant.
  4.1     Specimen Common Stock certificate of the Registrant.
  4.2     First Amended and Restated Registration Rights Agreement dated
          December 17, 1996 by and among the Registrant and the Shareholders named therein.
  4.3     Warrant to purchase shares of Series B Preferred Stock dated
          December 17, 1996 issued by the Registrant to Synopsys, Inc.
  5.1     Opinion of Wilson Sonsini Goodrich & Rosati, Professional
          Corporation.
 10.1     Form of Indemnification Agreement for directors and executive officers.
 10.2     1993 Stock Option Plan and form of agreement thereunder.
 10.3     1997 Employee Stock Purchase Plan.
 10.4     1997 Director Stock Option Plan.
 10.5     Lease Agreement dated December 13, 1995 between Registrant and
          Spieker Properties, L.P. for 2077 Gateway Place, San Jose,
          California office.
 10.5.1   Sublease dated October 10, 1997 between the Registrant and Unison
          Software, Inc.
 10.5.2   First Addendum to Sublease dated October 14, 1997 between the
          Registrant and Unison Software, Inc.
 10.5.3   Fixed Asset Purchase Agreement dated October 10, 1997 between the
          Registrant and Unison Software, Inc.
 10.6     Series A Preferred Stock Purchase Agreement dated March 21, 1996 by and among the Registrant and the Purchasers named therein.
 10.7+    Purchase and License Agreement dated April 9, 1996 between the
          Registrant and OKI Electric Industry Co., Ltd. and amendments thereto.
 10.8     Business Loan Agreement dated May 8, 1996 between the Registrant and
          Union Bank of California, N.A. and attachments thereto.
 10.9     Offer Letter dated August 29, 1996 between the Registrant and
          Jeffrey A. Lewis and letter amendment dated September 5, 1996 thereto.
 10.10+   Collaboration Agreement dated December 4, 1996 between the
          Registrant and SGS-THOMSON MICROELECTRONICS S.r.l.


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

 10.11   Series B Preferred Stock Purchase Agreement dated December 17, 1996 by and among the Registrant and the Purchasers named therein.
 10.12+  OEM Agreement dated December 6, 1996 between the Registrant and
         Synopsys, Inc.
 10.13+  License Agreement dated June 16, 1997 between the Registrant and
         Fujitsu Microelectronics, Inc.
 10.14   Lease Agreement dated June 16, 1997 between Registrant, Richard
         Bowling and Katherine Bowling for 1195 Bordeaux Drive, Sunnyvale,
         California office.
 10.15   Severance Agreement dated June 20, 1997 between the Registrant and
         Robert D. Selvi.
 10.16   Offer Letter dated July 31, 1997 between the Registrant and Larry J.
         Fagg.
 11.1    Statement regarding calculation of earnings per share.
 23.1*   Consent of Coopers & Lybrand L.L.P., independent accountants.
 23.2    Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation
         (See Exhibit 5.1).
 24.1    Power of Attorney for directors Templeton, Lanza and Becker.
 24.1.1  Power of Attorney for Dr. Eli Harari.
 27.1    Financial Data Schedule.

--------
Unless otherwise indicated, exhibits have previously been filed.
*  Documents filed herewith.
+ Certain information in these exhibits has been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request under 17 C.F.R. Sections 200.80(b)(4), 200.83 and 230.46.

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